Old Mutual Columbus Circle Technology and Communications Portfolio

Old Mutual Growth II Portfolio

Old Mutual Large Cap Growth Portfolio

Old Mutual Large Cap Growth Concentrated Portfolio

Old Mutual Mid-Cap Portfolio

Old Mutual Select Value Portfolio

Old Mutual Small Cap Growth Portfolio

Old Mutual Small Cap Portfolio



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Columbus Circle Technology and Communications Portfolio

ANNUAL REPORT | December 31, 2006



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2006, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2006, are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEX

The comparative index discussed in this report is meant to provide a basis for judging the Portfolio's performance against a specific securities index. The index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

NYSE Arca Tech 100 Index

The NYSE Arca Tech 100 Index (formerly known as the PSE Technology Index®) is a price-weighted index of the top 100 U.S. technology stocks from 16 different industries within the technology sector.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

As the recently appointed president of Old Mutual Insurance Series Fund (the "Trust"), it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the year, we are pleased to report that the twelve-month period ended December 31, 2006 finished on a decidedly positive note.

Against this backdrop, value stocks once again outperformed their growth counterparts based on a yearlong comparison of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes. Warning signs such as interest rate uncertainty, rising energy prices, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks.

While positive factors such as these helped to push the major equity indexes higher for the fiscal year, we continue to see signs that growth stocks may be poised for improving performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. Earlier in the year, we appointed several new sub-advisors for the Trust's portfolios known for their consistency, depth and stability. More recently, we have taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including portfolio performance. For more complete information, we invite you to refer to the following pages in which the Portfolio's activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at President@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Portfolios' sub-advisors and their well-honed institutional disciplines. We look forward to the coming fiscal year with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value indexes.

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisor: Columbus Circle Investors

Performance Highlights

- *The Old Mutual Columbus Circle Technology and Communications Portfolio gained 4.71% for the one-year period ended December 31, 2006, underperforming the NYSE Arca Tech 100 Index.*

- *Computer and communication related stocks such as Akamai Technologies, Cisco Systems, and Hewlett-Packard contributed positively to performance during the period.*

- *Marvell Technology Group (no longer a Portfolio holding), Yahoo! (no longer a Portfolio holding), and Comverse Technology (no longer a Portfolio holding) were detractors from performance.*

- *The emerging themes the sub-advisor remains focused on are video, Internet advertising, next-generation carrier data spending (voice over IP, 3G, bandwidth optimization), and emerging consumer trends such as high definition TV's, music/video downloading, and location-based services.*

Q. How did the Portfolio perform relative to its benchmark?

A. The Old Mutual Columbus Circle Technology and Communications Portfolio gained 4.71% during the one-year period ended December 31, 2006. The Portfolio underperformed its benchmark, the NYSE Arca Tech 100 Index, which gained 5.20% during the same time period.

Q. What investment environment did the Portfolio face during the past year?

A. Despite synchronized global rate increases, technology spending remained healthy during the one-year period due to solid gross domestic product growth, record corporate margins, and a resilient consumer. The U.S. consumer was aided by solid employment growth and lower energy prices, offsetting declining housing prices. Technology companies continued to benefit from solid capital expenditures due to pent-up demand within corporations. Enterprises are flush with cash and are beginning to invest in new projects for growth as opposed to the cost-cutting activities seen over the last five years. Overall, technology stocks produced solid gains during 2006.

Q. How did security composition affect Portfolio performance?

A. Computer and communication related stocks such as Akamai Technologies, Cisco Systems, and Hewlett-Packard contributed positively to performance during the period, while Marvell Technology Group (no longer a Portfolio holding), Yahoo! (no longer a Portfolio holding), and Comverse Technology (no longer a Portfolio holding) were notable detractors from performance.

Content and application delivery technology provider, Akamai Technologies, surpassed estimates and significantly raised guidance during the year as it continued to benefit from its leadership position and an increase in the amount of content being delivered over the Internet. The World Cup and the downloading of popular network TV series are two examples of increasing amounts of high-value content distributed via the Internet that contributed to Akamai Technologies' growth.

Cisco Systems, the leading computer networking company, gained share from Juniper and other competitors during the period. Video over the Internet is reducing bandwidth capacity and driving demand for Cisco System's products.

Also contributing to performance, Hewlett-Packard, a leading personal computer and printer manufacturer, continued to reduce costs and improve margins under its new CEO. The company's revenue growth accelerated due to market share gains.

On the other side of the equation, Marvell Technology Group, a communication semiconductor company, negatively surprised investors during the second half of 2006 and detracted from the Portfolio's performance during the one-year period. Excess inventories among Marvell Technology Group's storage customers proved to be a tough pill to swallow for many investors and sent the stock's value downward. Additionally, Marvell Technology Group acquired Intel's application processor business in order to enter the wireless handset arena. It is anticipated that significant resources will be required to turn the business around.

While branded advertising for their portal site continued to beat expectations, Yahoo!'s search business posted negative results against a backdrop of losing market share to Google in the search engine arena.

Comverse Technology is a leading provider of enhanced messaging and billing solutions for the communications services sector. During the first quarter of 2006, management announced that a special independent committee had been formed to review the accuracy of stated option grant dates going back for more than a decade. Errors in stock option accounting as well as errors in revenue recognition were discovered. Despite the fact that senior management was replaced, the Fund's sub-advisor, Columbus Circle Investors ("Columbus Circle"), has sold this holding.

Q. What is the investment outlook for the technology sector?

A. While economic growth has slowed, Columbus Circle believes that there will be a continuation of solid fundamentals into 2007. Columbus Circle notes that pent-up demand, caused by under-investment in technology, will drive consumer spending. Despite the weaker housing market, consumer spending has only slowed modestly due to solid employment and wage growth. The emerging themes the sub-advisor remains focused on are video, Internet advertising, next-generation carrier data spending (voice over IP, 3G, bandwidth optimization), and emerging consumer trends such as high definition TV's, music/video downloading, and location-based services. Columbus Circle believes the Portfolio is positioned to capitalize on these themes and the resurgent technology spending environment.

Top Ten Common Stock Holdings as of December 31, 2006 (Unaudited)

Apple Computer	4.5%
Google, Cl A	4.4%
Broadcom, Cl A	4.2%
Cisco Systems	4.2%
Microsoft	3.6%
Hewlett-Packard	3.3%
International Business Machines	3.2%
Adobe Systems	3.1%
Lockheed Martin	3.1%
Qualcomm	3.0%
As a % of Total Portfolio Investments	36.6%

Columbus Circle Technology and Communications Portfolio

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of December 31, 2006

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Columbus Circle Technology and Communications Portfolio	4/30/97	4.71%	6.99%	(3.91)%	0.41%
NYSE Arca Tech 100 Index (formerly PSE Technology Index®)	4/30/97	5.20%	8.33%	5.34%	14.16%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

Prior to November 2, 1999, the Portfolio was diversified and did not concentrate its investments. Therefore, the Portfolio's performance prior to November 2, 1999 may not be indicative of how it will perform in the future.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2006 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2006

Description	Shares	Value (000)
Common Stock — 98.1%		
Advertising Sales — 1.5%		
Lamar Advertising, Cl A*	16,800	$ 1,099
Total Advertising Sales		1,099
Aerospace/Defense — 3.0%		
Lockheed Martin	23,800	2,191
Total Aerospace/Defense		2,191
Applications Software — 3.6%		
Microsoft	85,600	2,556
Total Applications Software		2,556
Casino Services — 2.1%		
International Game Technology	32,900	1,520
Total Casino Services		1,520
Cellular Telecommunications — 2.2%		
NII Holdings*	24,800	1,598
Total Cellular Telecommunications		1,598
Chemicals-Plastics — 0.9%		
Metabolix*	33,600	636
Total Chemicals-Plastics		636
Commercial Services — 1.9%		
Alliance Data Systems*	21,687	1,355
Total Commercial Services		1,355
Communications Software — 1.1%		
DivX*	33,000	761
Total Communications Software		761
Computer Services — 1.0%		
Cognizant Technology Solutions, Cl A*	9,000	694
Total Computer Services		694
Computers — 11.8%		
Apple Computer*	37,400	3,173
Hewlett-Packard	56,800	2,339
International Business Machines	23,300	2,264
Research In Motion*	5,300	677
Total Computers		8,453
Computers-Integrated Systems — 1.0%		
Riverbed Technology*	23,650	726
Total Computers-Integrated Systems		726

Description	Shares	Value (000)
Computers-Memory Devices — 3.9%		
Isilon Systems*	13,875	$ 383
Network Appliance*	44,800	1,760
SanDisk*	15,000	645
Total Computers-Memory Devices		2,788
Computers-Peripheral Equipment — 1.7%		
Synaptics*	42,300	1,256
Total Computers-Peripheral Equipment		1,256
Data Processing/Management — 1.2%		
Fiserv*	17,100	896
Total Data Processing/Management		896
Electronic Components-Semiconductors — 9.0%		
Broadcom, Cl A* (A)	92,614	2,992
Intel	33,500	679
IPG Photonics*	15,888	381
Nvidia*	33,610	1,244
QLogic*	52,900	1,160
Total Electronic Components-Semiconductors		6,456
Electronic Design Automation — 1.3%		
Synopsys*	34,400	919
Total Electronic Design Automation		919
Electronic Forms — 3.1%		
Adobe Systems*	53,748	2,210
Total Electronic Forms		2,210
Electronic Measuring Instruments — 1.6%		
Trimble Navigation*	22,700	1,152
Total Electronic Measuring Instruments		1,152
Energy-Alternate Sources — 1.1%		
First Solar*	27,300	814
Total Energy-Alternate Sources		814
Enterprise Software/Services — 1.8%		
Oracle*	77,500	1,328
Total Enterprise Software/Services		1,328
Instruments-Controls — 2.0%		
Thermo Fisher Scientific*	31,300	1,418
Total Instruments-Controls		1,418
Instruments-Scientific — 1.8%		
Applera - Applied Biosystems Group	35,900	1,317
Total Instruments-Scientific		1,317

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Internet Application Software — 1.2%		
Interwoven*	58,400	$ 857
Total Internet Application Software		857
Internet Connective Services — 1.5%		
Internap Network Services*	55,100	1,095
Total Internet Connective Services		1,095
Internet Infrastructure Software — 3.3%		
Akamai Technologies*	18,200	967
F5 Networks*	13,600	1,009
Opsware*	48,759	430
Total Internet Infrastructure Software		2,406
Medical Instruments — 1.4%		
Intuitive Surgical*	10,500	1,007
Total Medical Instruments		1,007
Medical-Biomedical/Genetic — 3.3%		
Celgene*	25,927	1,492
Genentech*	10,800	876
Total Medical-Biomedical/Genetic		2,368
Medical-Drugs — 2.7%		
Shire ADR	31,300	1,933
Total Medical-Drugs		1,933
Networking Products — 4.1%		
Cisco Systems*	109,200	2,984
Total Networking Products		2,984
Semiconductor Equipment — 6.7%		
Applied Materials	96,700	1,784
ASML Holdings*	30,700	756
Lam Research*	24,500	1,241
Varian Semiconductor Equipment Associates*	22,300	1,015
Total Semiconductor Equipment		4,796
Telecommunications Equipment — 1.6%		
Harris	25,600	1,174
Total Telecommunications Equipment		1,174
Telecommunications Services — 1.6%		
NeuStar, Cl A*	35,139	1,140
Total Telecommunications Services		1,140

Description	Shares/ Contracts	Value (000)
Web Portals/ISP — 4.4%		
Google, Cl A*	6,800	$ 3,131
Total Web Portals/ISP		3,131
Wireless Equipment — 6.2%		
American Tower, Cl A*	42,600	1,588
Ericsson ADR	17,700	712
Qualcomm	56,600	2,139
Total Wireless Equipment		4,439
X-Ray Equipment — 1.5%		
Hologic*	22,600	1,069
Total X-Ray Equipment		1,069
Total Common Stock (Cost $51,538)		70,542
Total Investments — 98.1% (Cost $51,538)		70,542
Written Option Contracts — (0.1)%		
Broadcom February 2007, 32.50 Call	(420)	(88)
Total Written Option Contracts (Proceeds $(79))		(88)
Other Assets and Liabilities, Net — 2.0%		1,448
Net Assets — 100.0%		$ 71,902

* Non-income producing security.
(A) — All or a portion of this security has been pledged as collateral for written option contracts. See Note 2 on page 14.
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2006

	Old Mutual Columbus Circle Technology and Communications Portfolio
Assets:	
Investment Securities, at cost	$ 51,538
Investment Securities, at value	$ 70,542
Receivable for Investments Sold	19,150
Dividends and Interest Receivable	25
Receivable for Management Fees Waived	8
Prepaid Trustees' Fees	6
Receivable for Fund Shares Sold	3
Prepaid Expenses and Other Assets	6
Total Assets	89,740
Liabilities:	
Payable to Custodian	17,505
Payable for Fund Shares Redeemed	99
Written Option Contracts, at value (proceeds $(79))	88
Payable for Management Fees	73
Payable for Investments Purchased	2
Accrued Expenses	71
Total Liabilities	17,838
Net Assets	$ 71,902
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 26,952,011 outstanding shares of beneficial interest	$ 1,460,619
Accumulated Net Realized Loss on Investments	(1,407,712)
Net Unrealized Appreciation on Investments and Written Option Contracts	18,995
Net Assets	$ 71,902
Net Asset Value, Offering and Redemption Price Per Share	$2.67

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE YEAR ENDED DECEMBER 31, 2006

	Old Mutual Columbus Circle Technology and Communications Portfolio
Investment Income:	
Dividends	$ 342
Interest	74
Less: Foreign Taxes Withheld	(15)
Total Investment Income	401
Expenses:	
Management Fees	958
Trustees' Fees	34
Professional Fees	69
Printing Fees	35
Transfer Agent Fees	28
Custodian Fees	14
Other Fees	14
Total Expenses	1,152
Waiver of Management Fees	(295)
Net Expenses	857
Net Investment Loss	(456)
Net Realized Gain from Security Transactions	29,896
Net Realized Gain from Written Option Contracts	52
Net Change in Unrealized Depreciation on Investments	(25,019)
Net Change in Unrealized Depreciation on Written Option Contracts	(9)
Net Realized and Unrealized Gain on Investments	4,920
Increase in Net Assets Resulting from Operations	$ 4,464

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Columbus Circle Technology and Communications Portfolio	
	1/1/06 to 12/31/06	1/1/05 to 12/31/05
Investment Activities:		
Net Investment Loss	$ (456)	$ (1,035)
Net Realized Gain from Security Transactions and Written Option Contracts	29,948	2,997
Net Change in Unrealized Appreciation (Depreciation) on Investments and Written Option Contracts	(25,028)	7,008
Net Increase in Net Assets Resulting from Operations	4,464	8,970
Capital Share Transactions:		
Shares Issued	1,270	2,241
Shares Redeemed	(49,135)	(41,049)
Decrease in Net Assets Derived from Capital Shares Transactions	(47,865)	(38,808)
Total Decrease in Net Assets	(43,401)	(29,838)
Net Assets:		
Beginning of Year	115,303	145,141
End of Year	$ 71,902	$115,303
Accumulated Net Investment Loss	$ —	$ —
Shares Issued and Redeemed:		
Shares Issued	497	980
Shares Redeemed	(18,800)	(18,242)
Net Decrease in Shares Outstanding	(18,303)	(17,262)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year
ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Loss to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
Old Mutual Columbus Circle Technology and Communications Portfolio														
2006	$2.55	$(0.01)[1]	$0.13	$ 0.12	$ —	$ —	$ —	$2.67	4.71%	$71,902	0.85%	(0.45)%	1.14%	188.12%
2005	2.32	(0.02)[1]	0.25	0.23	—	—	—	2.55	9.91%	115,303	1.14%	(0.87)%	1.14%	29.66%
2004	2.18	(0.01)[1]	0.15	0.14	—	—	—	2.32	6.42%	145,141	1.13%	(0.69)%	1.13%	76.42%
2003	1.50	(0.02)[1]	0.70	0.68	—	—	—	2.18	45.33%	192,967	1.10%	(0.84)%	1.10%	167.83%
2002	3.26	(0.03)	(1.73)	(1.76)	—	—	—	1.50	(53.99)%	168,266	1.08%	(0.85)%	1.08%	236.25%

[1] Per share calculations were preformed using average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

1. ORGANIZATION

Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Technology and Communications Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio"), the Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio"), the Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio"), the Old Mutual Select Value Portfolio (the "Select Value Portfolio"), the Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio"), the Old Mutual Small Cap Portfolio (the "Small Cap Portfolio"), and the Old Mutual Growth II Portfolio (the "Growth II Portfolio"), (each a "Portfolio" and, collectively, the "Portfolios").

The Technology and Communications Portfolio is classified as a non-diversified management investment company. The financial statements for the Technology and Communications Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2006, 79% of the outstanding shares of the Technology and Communications Portfolio was held by the account of one participating insurance company.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Technology and Communications Portfolio in the preparation of its financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Trust uses pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF DECEMBER 31, 2006

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Dividends paid from a Portfolio from net investment income and distributions from net realized short-term gains are, for federal income tax purposes, taxable as ordinary income to shareholders. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Technology and Communications Portfolio had no outstanding futures contracts as of December 31, 2006.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Commission Recapture — Some Portfolios may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Portfolio. Commission Recapture arrangements were accounted for as realized gains of the respective Portfolio. Under these arrangements, the Technology and Communications Portfolio received $0 during the year ended December 31, 2006. Effective September 30, 2006, these commission recapture programs were terminated.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2006, no interest was earned by the Trust under this arrangement.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor. Old Mutual Capital is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"), as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate as shown below. The Management Fee paid to Old Mutual Capital under the terms of the Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio. The rates have been in effect since January 1, 2006.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Columbus Circle Technology and Communications Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Administrator — Effective January 1, 2006, Old Mutual Capital replaced Old Mutual Fund Services as administrator to the Trust and the Portfolios. Under the terms of the Management Agreement, Old Mutual Capital receives the Management Fees listed above for providing both advisory and administrative services. The fee that Old Mutual Capital receives for providing these services is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Expense Limitation Agreement — In the interest of limiting expenses of the Technology and Communications Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), through December 31, 2008, with respect to the Technology and Communications Portfolio, pursuant to which the Advisor has contractually agreed to waive or limit its Management Fees and to assume other expenses of the Technology and Communications Portfolio to the extent necessary to limit the total annual expenses to no more than 0.85% of the Technology and Communications Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Technology and Communications Portfolio's business.

Reimbursement of Management Fees Waived — The Advisor may seek reimbursement for Management Fees waived or reimbursed and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Technology and Communications Portfolio of the Management Fees waived or reimbursed and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Technology and Communications Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Technology and Communications Portfolio to exceed 0.85%. Consequently, no reimbursement by the Technology and Communications Portfolio will be made unless: (i) the Technology and Communications Portfolio's assets exceed $75 million; (ii) the Technology and Communications Portfolio's total annual expense ratio is less than 0.85%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or reimbursed or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Technology and Communications Portfolio for which the Advisor may seek reimbursement was $294,878 (expiring December 31, 2009). As of December 31, 2006, the net assets of the Technology and Communications Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Technology and Communications Portfolio, and the Advisor entered into an interim sub-advisory agreement with Columbus Circle Investors to provide sub-advisory services to the Technology and Communications Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreement ("Sub-Advisory Agreement"), which was received on April 19, 2006.

Notes to Financial Statements — continued

As of December 31, 2006

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, the sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Technology and Communications Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Columbus Circle Technology and Communications Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Adminstrative Services Agreement (the "Sub-Adminitrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds, and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios.

The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH and an affiliate of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor receive no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Technology and Communications Portfolio for the year ended December 31, 2006, were $185,540,688 and $233,330,934, respectively.

Transactions in option contracts written for the year ended December 31, 2006, were as follows:

	Number of Contracts	Premiums
Outstanding at December 31, 2005	—	$ —
Options Written	664	182,898
Options terminated in closing purchasing transactions	(244)	(103,941)
Outstanding at December 31, 2006	420	$ 78,957

5. FEDERAL TAX INFORMATION

The Technology and Communications Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, are primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-In Capital (000)	Increase Undistributed Net Investment Income (000)
$(456)	$456

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:	
December 2009	$(1,131,729)
December 2010	(273,029)
Unrealized appreciation	16,041
	$(1,388,717)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Technology and Communications Portfolio utilized $29,207 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities, excluding written options contracts, held by the Technology and Communications Portfolio, for federal income tax purposes at December 31, 2006 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$54,492	$19,410	$(3,360)	$16,050

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Technology and Communications Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Technology and Communications Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Technology and Communications Portfolio concentrates its investments in specific industries within the technology and communications sectors, which causes the Technology and Communications Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. The Technology and Communications Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

Notes to Financial Statements — concluded

Non-Diversified Portfolio Risk – The Technology and Communications Portfolio is "non-diversified" which means that it may own larger positions in a smaller number of securities than portfolios that are "diversified." The Technology and Communications Portfolio may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Technology and Communications Portfolio's NAV and total return than a diversified portfolio. The Technology and Communications Portfolio's share prices may also be more volatile than those of a diversified portfolio.

Small and Mid-Size Company Risk – The Technology and Communications Portfolio may invest in small or mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of smaller-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Technology and Communications Portfolio could have greater difficulty buying or selling a security of a smaller-cap issuer at an acceptable price, especially in periods of market volatility.

In the normal course of business, the Technology and Communications Portfolio enters into contracts that provide general indemnifications. The Technology and Communications Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Technology and Communications Portfolio. However, based on experience, the Technology and Communications Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2006.

8. Litigation

In June 2004, Liberty Ridge, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG") related to activity in PBHG Funds (now known as the Old Mutual Advisor Funds II), an investment company in the same mutual fund complex having the same Board of Trustees as the Trust. Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's SAI are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to certain Portfolios. In this event, the Trust's Board would be required to seek a new sub-advisor for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge (formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")), its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Portfolio will not be required to adopt FIN 48 until June 30, 2007. As of December 31, 2006, the Technology and Communications Portfolio has not completed its evaluation of the impact, if any, that will result from the adoption of FIN 48.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Technology and Communications Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Columbus Circle Technology and Communications Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Columbus Circle Technology and Communications Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2007

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve month period ended June 30, 2006 is available without charge (i) upon request, by calling 800-347-9256; (ii) on the SEC's website at www.sec.gov; and (iii) on the Trust's website at www.omfunds.com.

Old Mutual Insurance Series Funds Form N-Q Information

Old Mutual Insurance Series Fund files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at www.sec.gov, and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2006 (Unaudited)

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Technology and Communications Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Technology and Communications Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Technology and Communications Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Technology and Communications Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Technology and Communications Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Columbus Circle Technology and Communications Portfolio				
Actual Portfolio Return	$1,000.00	$1,085.40	0.85%	$4.47
Hypothetical 5% Return	1,000.00	1,020.92	0.85	4.33

* Expenses are equal to the Technology and Communications Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 (Unaudited)

The management and affairs of the Trust are supervised by the Trustees under the laws of the State of Delaware. The Trustees and executive Officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive Officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado, 80237. Additional information about the Portfolio's Trustees and executive Officers is available in the Trust's Statement of Additional Information ("SAI"), which can be obtained without charge by calling 1-800-433-0051, or via the Internet at www.omfunds.com.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (61)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	26	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 2005.
John R. Bartholdson (61)	Trustee	Since 1997	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) since 1992.	42	Director, The Triumph Group, Inc. since 1992. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee, Old Mutual Advisor Funds (investment company - 16 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (59)	Trustee	Since 1997	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	26	Trustee, EQ Advisors Trust (investment company - 53 portfolios) since 1995. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee AXA Enterprise Funds Trust (investment company - 16 portfolios) since 2005.
Albert A. Miller (71)	Trustee	Since 1997	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 - 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 - 2002). Retired.	26	Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (1993 - 2002).	26	None

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 — concluded (Unaudited)

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President (Principal Executive Officer)	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 - December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 - 2003).
Edward J. Veilleux (61)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one-year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Advisor Funds II and Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (58)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer (Principal Financial Officer)	Since 2006	Vice President of Fund Services, Old Mutual Capital, Inc., since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 - 2006)
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 - 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 - 2004).
Karen S. Proc (36)	Assistant Secretary	Since 2005	Vice President, Old Mutual Capital since January 2007; Associate General Counsel, Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).

 * The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

Board Review and Approval of Investment Advisory and Sub-Advisory Agreements (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), none of whom were "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one-year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Portfolio" and together, the "Portfolios"). Portfolio management of the Portfolios is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Portfolios in April 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and restructuring of the Portfolios' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Portfolio shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of six new sub-advisors for the Portfolios, including CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner" and collectively, the "New Sub-Advisors"). Also as part of the 2006 Restructuring, Liberty Ridge assumed the role of sub-advisor to certain Portfolios (Liberty Ridge and the New Sub-Advisors are referred to herein as the "Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Portfolios and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Portfolios' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Portfolios' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Portfolio; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Portfolios' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Portfolio. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Portfolio performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed nine-month actual and one-year pro forma financial information presented by OMCAP and each of the Sub-Advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the Sub-Advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Portfolio with those of other funds in its Lipper universe

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

The Senior Officer recommended for each Portfolio, except the Small Cap Growth Portfolio for the reasons described below in the section titled "Advisory Agreements — Old Mutual Small Cap Growth Portfolio", that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Portfolios for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Portfolios, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Portfolios. The Board considered that the Management Fee for each Portfolio had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Portfolio Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Portfolios being reduced. The Board further considered the current Management Fee for each Portfolio as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Portfolio pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Portfolio's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Portfolios as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Portfolio Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Portfolio that capped expenses borne by the Portfolios and their shareholders. These expense limitations provided a meaningful reduction in the Portfolios' expense ratios. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Portfolio as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Portfolios on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Portfolios for the nine-month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to Liberty Ridge, the Board considered its historical investment performance in managing the Portfolios with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Portfolio's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Portfolios, the Board considered the effectiveness of the Portfolios' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Portfolios invest. The Board also considered the potential advantages of the multi-manager approach of these Portfolios in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Portfolios and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Portfolios* — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Portfolios. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Portfolio as well as a discussion of the investment performance of each Portfolio.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Columbus Circle, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 place it in the 88th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is below the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance placed it below the median in the Portfolio's Lipper category, the initiation of fee caps at the beginning of 2006 should help improve performance over time and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, strong relative performance of the Portfolio (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 38th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the twelve-month period ended September 30, 2006 place it in the 79th percentile of funds in its Lipper category.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Portfolio is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Portfolio's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the sub-advisor in managing the Portfolio in prior years and the sub-advisor's good recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance during the twelve-month period ended September 30, 2006 over the Portfolio's historical performance. The Trustees noted that the Portfolio's performance ranked in the top 7% of funds in its Lipper category for the twelve-month period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

BOARD REVIEW AND APPROVAL OF INVESTMENT
ADVISORY AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, excellent relative performance of the Portfolio during the twelve-month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance ranked in the 63rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees noted that the Portfolio's two sub-advisors contributed equally to the Portfolio's performance. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance has placed it below the Portfolio's median of its Lipper category, the initiation of fee caps at the beginning of 2006 should help to improve its performance over time and this fact, combined with the relatively short time frame in which to measure the performance of the sub-advisor, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Copper Rock, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 places it in the 79th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but also considered that because of the Portfolio's small size, OMCAP was waiving all of its advisory fee and reimbursing some of the Portfolio's expenses. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Portfolio's poor performance combined with its very low asset base make it a candidate for liquidation or merger.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Portfolio, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a meeting of shareholders of Old Mutual Insurance Series Fund (the "Trust"), held on April 19, 2006, shareholders of each of the series portfolios of the Trust (each a "Portfolio"), voting as a single class, elected four trustees of the Trust. In addition, shareholders of the Portfolios, voting separately, approved a new investment management agreement and new sub-advisory agreement(s) and shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio, and Old Mutual Small Cap Portfolio, voting separately, approved a proposal to permit the investment advisor to manage those Portfolios as manager of managers Portfolios.

The following is a report on the votes cast:

Proposal 1.   Election of Trustees

Candidate	# of Shares For Nominee	# of Shares Against/Withheld
Leigh A. Wilson	453,911,578	23,691,591
John R. Bartholdson	453,491,784	24,111,386
Jettie M. Edwards	453,930,879	23,672,290
Albert A. Miller	453,278,856	24,324,314

Proposal 2.   Proposal For A New Investment Management Agreement For All Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	38,295,536	2,811,911	1,554,475
Growth II	3,361,386	70,384	128,871
Large Cap Growth	1,086,749	12,634	55,374
Large Cap Growth Concentrated	7,016,912	399,321	605,803
Mid-Cap	2,960,168	93,809	218,409
Select Value	3,293,402	121,284	70,809
Small Cap	5,101,428	29,991	79,352
Small Cap Growth	363,807	0	23,940

Proposal 3.   Propsal For New Sub-Advisory Agreement(s) For All Portfolios

	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
a. Old Mutual Columbus Circle Technology and Communications Portfolio			
3g. Columbus Circle Investors	38,150,918	2,915,137	1,595,866
b. Old Mutual Growth II Portfolio			
3c. Turner Investment Partners, Inc.	3,288,349	119,562	152,728
3e. Munder Capital Partners, LLC	3,251,208	155,660	153,772
c. Old Mutual Large Cap Growth Portfolio			
3c. Turner Investment Partners, Inc.	1,054,813	38,021	61,923
3d. CastleArk Management, LLC	1,063,363	33,410	57,983
d. Old Mutual Large Cap Growth Concentrated Portfolio			
3c. Turner Investment Partners, Inc.	7,016,912	399,321	605,803
3d. CastleArk Management, LLC	7,016,912	399,321	605,803
e. Old Mutual Mid-Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	2,933,237	116,028	223,121
f. Old Mutual Select Value Portfolio			
3a. Liberty Ridge Capital, Inc.	3,275,790	105,484	104,221
g. Old Mutual Small Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	5,101,428	29,991	79,352
3b. Eagle Asset Management, Inc.	5,101,428	29,991	79,352
h. Old Mutual Small Cap Growth Portfolio			
3f. Copper Rock Capital Partners, LLC	360,383	0	27,364

Proposal 4.   Proposal To Permit Certain Portfolios To Be Managed As Manager Of Managers Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	37,606,047	3,544,842	1,511,033
Growth II	3,299,801	171,214	89,625
Large Cap Growth	1,039,135	55,031	60,590
Large Cap Growth Concentrated	6,750,263	665,970	605,803
Small Cap	5,020,682	110,737	79,352

This page is intentionally left blank.

 **OLD MUTUAL INSURANCE SERIES FUND**

CONTACT US FOR MORE INFORMATION ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

1-800-347-9256

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 419229
Kansas City, MO 64141-6229

IN PERSON

4643 South Ulster Street, 6th Floor
Denver, CO 80237

ON THE INTERNET

www.omfunds.com

R-07-011 01/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Growth II Portfolio

ANNUAL REPORT | December 31, 2006



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2006, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2006, are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with higher price-to-book ratios and higher forecasted growth values.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

As the recently appointed president of Old Mutual Insurance Series Fund (the "Trust"), it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the year, we are pleased to report that the twelve-month period ended December 31, 2006 finished on a decidedly positive note.

Against this backdrop, value stocks once again outperformed their growth counterparts based on a yearlong comparison of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes. Warning signs such as interest rate uncertainty, rising energy prices, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks.

While positive factors such as these helped to push the major equity indexes higher for the fiscal year, we continue to see signs that growth stocks may be poised for improving performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. Earlier in the year, we appointed several new sub-advisors for the Trust's portfolios known for their consistency, depth and stability. More recently, we have taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including portfolio performance. For more complete information, we invite you to refer to the following pages in which the Portfolio's activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at President@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Portfolios' sub-advisors and their well-honed institutional disciplines. We look forward to the coming fiscal year with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value indexes.

OLD MUTUAL GROWTH II PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisors: Munder Capital Management and Turner Investment Partners, Inc.

Performance Highlights

- *For the one-year period ended December 31, 2006, the Old Mutual Growth II Portfolio gained 7.20%, underperforming the Russell Midcap® Growth Index, which returned 10.66%, and the S&P MidCap 400 Index, which gained 10.32%.*

- *The industrials and financials sectors contributed marginally to performance, while consumer discretionary, information technology and energy sectors were the top three detractors during the period.*

- *Akamai Technologies, McDermott International, and Cognizant Technology Solutions were the top three contributors to the Portfolio's performance during the period; while Cogent (no longer a Portfolio holding), Chico's FAS (no longer a Portfolio holding), and Whole Foods Market (no longer a Portfolio holding) were among the detractors.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2006, the Old Mutual Growth II Portfolio gained 7.20%, underperforming the Russell Midcap® Growth Index, which returned 10.66%, and the S&P MidCap 400 Index, which gained 10.32%.

Q. What investment environment did the Portfolio face during the past year?

A. The lack of clarity regarding the Federal Reserve's ("Fed") plans for further interest rate increases and continued concerns over inflation caused instability and increased volatility during 2006. Companies with the highest beta (a measure of a stock's volatility relative to the overall market), lowest return on equity, and least earnings stability led their higher quality counterparts. Although investors contended with concerns over slower than expected economic growth and inflation during the year, lower equity market volatility and lower oil prices provided support for equities during the second half of 2006.

From a style/capitalization perspective, value stocks in aggregate performed better than growth stocks for the seventh straight year. The broad-based Russell 3000® Value Index outperformed its growth counterpart by a significant margin. Among capitalization segments, small-cap stocks outperformed in 2006.

Q. How did security composition affect Portfolio performance?

A. The industrials and financials sectors contributed marginally to performance, while consumer discretionary, information technology, and energy sectors were the top three detractors during the period. Akamai Technologies, McDermott International, and Cognizant Technology Solutions were the top three contributors to the Portfolio's performance during the period, while Cogent (no longer a Portfolio holding), Chico's FAS (no longer a Portfolio holding), and Whole Foods Market (no longer a Portfolio holding) were among the detractors.

Akamai Technologies provides services for the delivery of content and business processes over the internet for businesses, government agencies, and other enterprises. Performance has been driven by strong earnings, sound fundamentals, and increased demand. Over the past four quarters, Akamai Technologies has realized robust earnings growth and sales increases. The company announced that it is expecting a 67% increase in earnings per share in 2006 compared to the previous year.

Portfolio contributor, McDermott International ("McDermott"), announced that it had seen third-quarter profits go up by 74%. Results were up in all divisions of the company, which manufactures products for marine oil companies (drilling and production tools and pipelines); power companies (boilers and other products to generate energy); and the nuclear industry (uranium processing, environmental protections). In addition to manufacturing infrastructure and machinery, McDermott also provides installation, project and facility management, procurement research, engineering, and environmental services. McDermott and its subsidiaries have been serving the energy industry for decades and the company is one of the most respected companies in the business. Its revenues and profits have been climbing steadily for the past couple of years, along with its stock price, and it has benefited from a reorganization of its Babcock and Wilcox subsidiary, which had faced asbestos issues. Sub-advisor Munder Capital Management ("Munder") likes McDermott's strength in helping its customers comply with environmental regulations, which includes providing services to assist in environmental cleanups and providing emission-reducing technology. The company understands the increasing appeal of clean energy, and Munder believes McDermott is positioned to benefit from its eco-friendly products and services in the coming years.

Cognizant Technology Solutions ("Cognizant") provides custom information technology ("IT") consulting and technology services in North America, Europe, and Asia. Rising demand for global outsourcing services pushed Cognizant shares up by 55% in 2006, which made it one of the top performers in the Portfolio during the period. Shares increased in May after the company reported a 48% increase in profit, aided by higher demand for technology services across all industries. Cognizant also issued full-year earnings guidance that beat Wall Street's expectations, and then raised its outlook when reporting another blockbuster quarter in August. Additionally, in November, the company made known it would spend more than $200 million through 2008 to expand its India operations, adding new facilities in five cities and hiring more than 30,000 employees.

On the other end of the spectrum, Cogent – a firm that provides automated fingerprint identification systems ("AFIS") and other fingerprint biometrics solutions to governments, law enforcement agencies, and other organizations worldwide – declined by 28% and detracted from the Portfolio's relative results. The company suffered because it was unsuccessful in securing either the UK-Borders or EU-Vis program contracts and had limited visibility to quarterly revenue and earnings per share estimates.

Chico's FAS also detracted from relative returns during the period. The company operates as a retailer of private label, casual-to-dressy clothing, intimates, complementary accessories, and other non-clothing gift items. Sub-advisor Turner Investment Partners, Inc. ("Turner") sold the Portfolio's holding in this company's stock in May after a few months of weak same-store-sales which caused the company to lower its guidance.

Finally, Whole Foods Market, a third detractor, was down for the period. The company and its subsidiaries engage in the ownership and operation of natural and organic foods supermarkets. Turner sold Whole Foods Market's stock in the fourth quarter after the company reported a disappointing quarter with same-store-sales growth below expectations.

Q. What is the investment outlook for the mid-cap stock market?

A. In Munder's view, a soft landing for the economy rather than a recession would most likely favor growth over value. Munder points out that growth has historically outperformed value by a fairly wide margin when the Fed stops raising interest rates. When investors look at individual stocks, they typically look for good valuations and strong fundamentals. Munder believes that the growth style exhibits both attributes, as it sees much stronger earnings potential in growth than in value.

Turner remains optimistic that a recession will be avoided over the next 12 months, even though the economy will likely continue to slow. As the economy decelerates, the profitability of some companies may falter and the stocks of companies able to keep achieving above-average growth should do well, in Turner's estimation. In short, Turner anticipates that investors may be willing to pay a premium for superior earnings growth and bona fide growth stocks. Turner notes, however, that two catalysts could thwart the continuation of the bull market. First, the latest annualized core inflation rate is more than 2% above the level that the Fed considers acceptable. Fed Chairman Ben Bernanke hinted in late November that the threat of inflation is still worrisome enough to possibly warrant another interest rate increase. Second, the yield curve remains inverted, with the three-month Treasury rate higher than its 10-year counterpart. An inverted yield curve has historically served as a reliable predictor of a recession in modern times. A combination of rising interest rates and accelerating inflation could blunt corporate earnings and precipitate a recession. Turner does not believe that this scenario will play out. The firm believes the economy will grow at a solid pace, inflation should be subdued, corporate earnings growth could reach the high single digits, and the stock market should have more gains in store for 2007.

Top Ten Common Stock Holdings as of December 31, 2006 (Unaudited)	
NII Holdings	1.9%
International Game Technology	1.5%
McDermott International	1.4%
Affiliated Managers Group	1.4%
Coach	1.3%
GameStop, Cl A	1.3%
National Oilwell Varco	1.2%
Akamai Technologies	1.2%
L-3 Communications Holdings	1.2%
Psychiatric Solutions	1.2%
As a % of Total Portfolio Investments	13.6%

Growth II Portfolio

OLD MUTUAL GROWTH II PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of December 31, 2006

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Growth II Portfolio	04/30/97	7.20%	8.37%	2.16%	2.53%
Russell Midcap® Growth Index	04/30/97	10.66%	12.73%	8.22%	9.06%
S&P MidCap 400 Index	04/30/97	10.32%	13.09%	10.89%	13.83%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on page 2.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 1997 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2006 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2006

Description	Shares	Value (000)
Common Stock — 98.2%		
Advanced Materials/Products — 0.2%		
Ceradyne*	1,505	$ 85
Total Advanced Materials/Products		85
Advertising Sales — 0.2%		
Focus Media Holding ADR*	1,180	78
Total Advertising Sales		78
Agricultural Chemicals — 0.6%		
Agrium	2,220	70
Syngenta ADR*	3,575	133
Total Agricultural Chemicals		203
Agricultural Operations — 0.2%		
Bunge	1,180	85
Total Agricultural Operations		85
Airlines — 0.8%		
Continental Airlines, Cl B*	3,880	160
US Airways Group*	2,150	116
Total Airlines		276
Apparel Manufacturers — 2.6%		
Coach*	10,447	449
Guess?*	2,760	175
Polo Ralph Lauren	3,190	248
Total Apparel Manufacturers		872
Applications Software — 0.9%		
Salesforce.com*	8,160	297
Total Applications Software		297
Auction House/Art Dealer — 0.4%		
Sotheby's	4,525	140
Total Auction House/Art Dealer		140
Audio/Video Products — 0.7%		
Harman International	2,500	250
Total Audio/Video Products		250
Auto-Medium & Heavy Duty Trucks — 0.9%		
Oshkosh Truck	6,650	322
Total Auto-Medium & Heavy Duty Trucks		322
Batteries/Battery Systems — 0.2%		
Energy Conversion Devices*	1,930	66
Total Batteries/Battery Systems		66
Beverages-Non-Alcoholic — 0.3%		
Hansen Natural*	3,070	103
Total Beverages-Non-Alcoholic		103

Description	Shares	Value (000)
Beverages-Wine/Spirits — 0.8%		
Constellation Brands, Cl A*	9,400	$ 273
Total Beverages-Wine/Spirits		273
Building-Residential/Commercial — 1.1%		
KB Home	3,325	171
Pulte Homes	5,925	196
Total Building-Residential/Commercial		367
Casino Hotels — 0.7%		
Wynn Resorts*	2,620	246
Total Casino Hotels		246
Casino Services — 1.5%		
International Game Technology	10,750	497
Total Casino Services		497
Cellular Telecommunications — 2.1%		
Leap Wireless International*	1,320	79
NII Holdings*	9,995	644
Total Cellular Telecommunications		723
Commercial Banks Non-US — 0.7%		
HDFC Bank ADR	3,050	230
Total Commercial Banks Non-US		230
Commercial Banks-Southern US — 0.8%		
Compass Bancshares	3,575	213
Synovus Financial	1,800	56
Total Commercial Banks-Southern US		269
Commercial Services-Finance — 1.1%		
Euronet Worldwide*	3,200	95
Wright Express*	8,800	274
Total Commercial Services-Finance		369
Computer Services — 1.4%		
Cognizant Technology Solutions, Cl A*	3,999	309
SRA International, Cl A*	6,525	174
Total Computer Services		483
Computer Software — 0.8%		
Blackbaud	10,325	268
Total Computer Software		268
Computers-Memory Devices — 1.0%		
Isilon Systems*	3,720	103
Network Appliance*	4,350	171
SanDisk*	1,590	68
Total Computers-Memory Devices		342
Computers-Peripheral Equipment — 0.7%		
Logitech International*	7,800	223
Total Computers-Peripheral Equipment		223

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Consumer Products-Miscellaneous — 0.5%		
Jarden*	5,375	$ 187
Total Consumer Products-Miscellaneous		187
Containers-Metal/Glass — 0.2%		
Owens-Illinois*	3,670	68
Total Containers-Metal/Glass		68
Data Processing/Management — 1.2%		
Fiserv*	3,350	176
NAVTEQ*	2,775	97
Paychex	3,450	136
Total Data Processing/Management		409
Diagnostic Equipment — 0.5%		
Cytyc*	5,625	159
Total Diagnostic Equipment		159
Dialysis Centers — 0.9%		
DaVita*	5,535	315
Total Dialysis Centers		315
Diversified Manufacturing Operations — 0.6%		
Harsco	1,370	104
Roper Industries	2,320	117
Total Diversified Manufacturing Operations		221
E-Commerce/Products — 1.0%		
Nutri/System*	5,340	338
Total E-Commerce/Products		338
E-Commerce/Services — 0.3%		
Ctrip.com International ADR*	1,400	87
Total E-Commerce/Services		87
E-Marketing/Information — 1.3%		
aQuantive*	14,325	353
Digital River*	1,590	89
Total E-Marketing/Information		442
Electric Products-Miscellaneous — 0.4%		
Ametek	4,450	142
Total Electric Products-Miscellaneous		142
Electric-Integrated — 1.1%		
Entergy	1,750	161
Northeast Utilities	7,525	212
Total Electric-Integrated		373
Electric-Transmission — 0.7%		
ITC Holdings	6,150	245
Total Electric-Transmission		245

Description	Shares	Value (000)
Electronic Components-Semiconductors — 2.8%		
Altera*	6,320	$ 124
MEMC Electronic Materials*	3,130	123
Microchip Technology	4,950	162
Nvidia*	9,380	347
QLogic*	9,110	200
Total Electronic Components-Semiconductors		956
Electronics-Military — 1.2%		
L-3 Communications Holdings	5,000	409
Total Electronics-Military		409
Engineering/R&D Services — 2.5%		
EMCOR Group*	6,750	384
McDermott International*	9,505	483
Total Engineering/R&D Services		867
Entertainment Software — 1.0%		
Activision*	7,660	132
Electronic Arts*	3,960	199
Total Entertainment Software		331
Fiduciary Banks — 0.4%		
Northern Trust	2,370	144
Total Fiduciary Banks		144
Finance-Investment Banker/Broker — 1.1%		
Greenhill	1,320	98
TD Ameritrade Holding	16,265	263
Total Finance-Investment Banker/Broker		361
Finance-Other Services — 2.0%		
Chicago Mercantile Exchange Holdings, Cl A	500	255
IntercontinentalExchange*	2,630	284
Nasdaq Stock Market*	4,480	138
Total Finance-Other Services		677
Financial Guarantee Insurance — 0.8%		
PMI Group	5,675	268
Total Financial Guarantee Insurance		268
Food-Baking — 0.7%		
Flowers Foods	8,725	235
Total Food-Baking		235
Food-Confectionery — 0.5%		
WM Wrigley Jr.	3,370	174
Total Food-Confectionery		174
Food-Miscellaneous/Diversified — 0.2%		
McCormick	2,180	84
Total Food-Miscellaneous/Diversified		84

Description	Shares	Value (000)
Food-Wholesale/Distribution — 0.7%		
United Natural Foods*	6,325	$ 227
Total Food-Wholesale/Distribution		227
Funeral Services & Related Items — 0.5%		
Service Corp International	17,925	184
Total Funeral Services & Related Items		184
Gambling (Non-Hotel) — 0.2%		
Pinnacle Entertainment*	2,010	67
Total Gambling (Non-Hotel)		67
Gas-Distribution — 0.6%		
New Jersey Resources	3,925	191
Total Gas-Distribution		191
Hazardous Waste Disposal — 1.1%		
Stericycle*	4,950	374
Total Hazardous Waste Disposal		374
Hotels & Motels — 0.7%		
Hilton Hotels	7,040	246
Total Hotels & Motels		246
Human Resources — 0.5%		
Monster Worldwide*	3,420	159
Total Human Resources		159
Industrial Gases — 1.2%		
Airgas	5,650	229
Praxair	3,200	190
Total Industrial Gases		419
Instruments-Controls — 0.5%		
Thermo Fisher Scientific*	4,010	182
Total Instruments-Controls		182
Instruments-Scientific — 0.6%		
Applera - Applied Biosystems Group	5,440	200
Total Instruments-Scientific		200
Internet Infrastructure Software — 1.9%		
Akamai Technologies*	7,810	415
F5 Networks*	3,170	235
Total Internet Infrastructure Software		650
Internet Security — 0.6%		
VeriSign*	8,330	200
Total Internet Security		200
Internet Telephony — 0.8%		
j2 Global Communications*	9,950	271
Total Internet Telephony		271

Description	Shares	Value (000)
Investment Management/Advisory Services — 3.1%		
Affiliated Managers Group*	4,370	$ 459
Blackrock	1,550	236
T Rowe Price Group	7,960	348
Total Investment Management/Advisory Services		1,043
Lasers-Systems/Components — 0.6%		
Cymer*	4,500	198
Total Lasers-Systems/Components		198
Leisure & Recreational Products — 0.4%		
WMS Industries*	3,840	134
Total Leisure & Recreational Products		134
Machinery-Pumps — 0.5%		
Graco	4,225	167
Total Machinery-Pumps		167
Medical Instruments — 0.8%		
Intuitive Surgical*	1,370	131
St. Jude Medical*	3,110	114
Techne*	800	44
Total Medical Instruments		289
Medical Labs & Testing Services — 0.6%		
Laboratory Corp of America Holdings*	3,025	222
Total Medical Labs & Testing Services		222
Medical Products — 0.2%		
Henry Schein*	1,450	71
Total Medical Products		71
Medical-Biomedical/Genetic — 1.6%		
Alexion Pharmaceuticals*	2,150	87
Celgene*	4,370	252
Medimmune*	3,160	102
Nektar Therapeutic*	2,625	40
Vertex Pharmaceuticals*	2,200	82
Total Medical-Biomedical/Genetic		563
Medical-Drugs — 2.1%		
Allergan	1,760	211
Forest Laboratories*	1,990	101
Medicis Pharmaceutical, Cl A	1,900	67
New River Pharmaceuticals*	1,320	72
Sepracor*	1,760	108
Shire ADR	2,540	157
Total Medical-Drugs		716
Metal Processors & Fabricators — 0.6%		
Precision Castparts	2,730	214
Total Metal Processors & Fabricators		214

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Metal-Copper — 1.1%		
Phelps Dodge	3,100	$ 371
Total Metal-Copper		371
Networking Products — 0.5%		
Polycom*	5,780	179
Total Networking Products		179
Oil & Gas Drilling — 1.1%		
Helmerich & Payne	4,625	113
Noble	1,600	122
Precision Drilling	6,000	139
Total Oil & Gas Drilling		374
Oil Companies-Exploration & Production — 2.7%		
Chesapeake Energy	6,775	197
Quicksilver Resources*	2,010	73
Range Resources	10,860	298
Southwestern Energy*	1,650	58
XTO Energy	6,075	286
Total Oil Companies-Exploration & Production		912
Oil Field Machinery & Equipment — 1.6%		
Cameron International*	2,510	133
National Oilwell Varco*	6,810	417
Total Oil Field Machinery & Equipment		550
Oil-Field Services — 1.9%		
Oil States International*	3,500	113
Smith International	3,900	160
Superior Energy Services*	7,070	231
Weatherford International*	3,075	128
Total Oil-Field Services		632
Physical Therapy/Rehabilitation Centers — 1.1%		
Psychiatric Solutions*	10,460	392
Total Physical Therapy/Rehabilitation Centers		392
Pipelines — 1.8%		
Equitable Resources	8,175	341
Questar	840	70
Williams	7,630	199
Total Pipelines		610
Printing-Commercial — 0.4%		
VistaPrint*	3,650	121
Total Printing-Commercial		121
Property/Casualty Insurance — 0.8%		
Arch Capital Group*	960	65
ProAssurance*	4,375	218
Total Property/Casualty Insurance		283

Description	Shares	Value (000)
Racetracks — 1.1%		
Penn National Gaming*	8,850	$ 368
Total Racetracks		368
Real Estate Management/Services — 1.1%		
CB Richard Ellis Group, Cl A*	4,860	161
Jones Lang LaSalle	2,500	231
Total Real Estate Management/Services		392
REITs-Diversified — 1.3%		
Global Signal	5,400	285
iStar Financial	3,475	166
Total REITs-Diversified		451
REITs-Mortgage — 0.6%		
American Home Mortgage Investment	6,025	212
Total REITs-Mortgage		212
REITs-Regional Malls — 0.4%		
Macerich	1,460	126
Total REITs-Regional Malls		126
Research & Development — 0.4%		
Pharmaceutical Product Development	4,160	134
Total Research & Development		134
Respiratory Products — 1.0%		
Resmed*	7,147	352
Total Respiratory Products		352
Retail-Apparel/Shoe — 1.3%		
Children's Place*	1,350	86
JOS A Bank Clothiers*	5,756	169
Under Armour, Cl A*	4,010	202
Total Retail-Apparel/Shoe		457
Retail-Automobile — 0.6%		
United Auto Group	8,425	199
Total Retail-Automobile		199
Retail-Computer Equipment — 1.3%		
GameStop, Cl A*	7,780	429
Total Retail-Computer Equipment		429
Retail-Gardening Products — 0.5%		
Tractor Supply*	3,950	177
Total Retail-Gardening Products		177
Retail-Jewelry — 0.6%		
Tiffany	4,850	190
Total Retail-Jewelry		190

Description	Shares	Value (000)
Retail-Major Department Store — 0.7%		
JC Penney	3,210	$ 248
Total Retail-Major Department Store		248
Retail-Sporting Goods — 0.8%		
Dick's Sporting Goods*	5,725	280
Total Retail-Sporting Goods		280
Semiconductor Components-Integrated Circuits — 0.4%		
Integrated Device Technology*	7,830	121
Total Semiconductor Components-Integrated Circuits		121
Semiconductor Equipment — 2.1%		
Formfactor*	4,100	153
Kla-Tencor	5,050	251
Varian Semiconductor Equipment Associates*	3,835	175
Veeco Instruments*	6,950	130
Total Semiconductor Equipment		709
Steel-Specialty — 0.3%		
Allegheny Technologies	1,290	117
Total Steel-Specialty		117
Storage/Warehousing — 0.7%		
Mobile Mini*	8,825	238
Total Storage/Warehousing		238
Telecommunications Equipment — 0.7%		
CommScope*	7,350	224
Total Telecommunications Equipment		224
Telecommunications Equipment-Fiber Optics — 0.3%		
JDS Uniphase*	5,922	99
Total Telecommunications Equipment-Fiber Optics		99
Transport-Marine — 0.8%		
American Commercial Lines*	4,375	287
Total Transport-Marine		287
Transport-Rail — 0.3%		
CSX	2,880	99
Total Transport-Rail		99
Transport-Services — 0.6%		
CH Robinson Worldwide	4,930	202
Total Transport-Services		202

Description	Shares	Value (000)
Transport-Truck — 0.5%		
Old Dominion Freight Line*	6,700	$ 161
Total Transport-Truck		161
Veterinary Diagnostics — 0.9%		
VCA Antech*	9,200	296
Total Veterinary Diagnostics		296
Wire & Cable Products — 1.0%		
General Cable*	8,035	351
Total Wire & Cable Products		351
Wireless Equipment — 1.2%		
American Tower, Cl A*	5,740	214
Crown Castle International*	6,240	201
Total Wireless Equipment		415
X-Ray Equipment — 0.7%		
Hologic*	5,100	241
Total X-Ray Equipment		241
Total Common Stock (Cost $28,783)		33,545
Investment Company — 0.3%		
Index Fund-Mid Cap — 0.3%		
Midcap SPDR Trust Series 1	600	88
Total Investment Company (Cost $90)		88
Total Investments — 98.5% (Cost $28,873)		33,633
Other Assets and Liabilities, Net — 1.5%		515
Net Assets — 100.0%		$ 34,148

* Non-income producing security.
ADR — American Depositary Receipt
Cl — Class
R&D — Research & Development
REITs — Real Estate Investment Trusts
SPDR — Standard & Poor's 500 Composite Index Depository Receipt
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

As of December 31, 2006

	Old Mutual Growth II Portfolio
Assets:	
Investment Securities, at cost	$ 28,873
Investment Securities, at value	$ 33,633
Receivable for Investments Sold	5,045
Dividends and Interest Receivable	16
Prepaid Trustees' Fees	3
Receivable for Fund Shares Sold	2
Prepaid Expenses and Other Assets	3
Total Assets	38,702
Liabilities:	
Payable to Custodian	3,045
Payable for Investments Purchased	1,368
Payable for Fund Shares Redeemed	67
Payable for Management Fees	29
Accrued Expenses	45
Total Liabilities	4,554
Net Assets	$ 34,148
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 2,730,401 outstanding shares of beneficial interest	$ 275,573
Undistributed Net Investment Income	44
Accumulated Net Realized Loss on Investments	(246,229)
Net Unrealized Appreciation on Investments	4,760
Net Assets	$ 34,148
Net Asset Value, Offering and Redemption Price Per Share	$12.51

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the year ended December 31, 2006

	Old Mutual Growth II Portfolio
Investment Income:	
Dividends	$ 450
Interest	23
Less: Foreign Taxes Withheld	(5)
Total Investment Income	468
Expenses:	
Management Fees	342
Trustees' Fees	14
Printing Fees	35
Professional Fees	29
Custodian Fees	27
Transfer Agent Fees	25
Other Fees	6
Total Expenses	478
Waiver of Management Fees	(47)
Net Expenses	431
Net Investment Income	37
Net Realized Gain from Security Transactions	14,848
Net Change in Unrealized Depreciation on Investments	(11,991)
Net Realized and Unrealized Gain on Investments	2,857
Increase in Net Assets Resulting from Operations	$ 2,894

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Growth II Portfolio	
	1/1/06 to 12/31/06	1/1/05 to 12/31/05
Investment Activities:		
Net Investment Income (Loss)	$ 37	$ (421)
Net Realized Gain from Security Transactions	14,848	4,156
Net Change in Unrealized Appreciation (Depreciation) on Investments	(11,991)	921
Net Increase in Net Assets Resulting from Operations	2,894	4,656
Capital Share Transactions:		
Shares Issued	1,684	2,298
Shares Redeemed	(15,480)	(15,399)
Decrease in Net Assets Derived from Capital Shares Transactions	(13,796)	(13,101)
Total Decrease in Net Assets	(10,902)	(8,445)
Net Assets:		
Beginning of Year	45,050	53,495
End of Year	**$ 34,148**	**$ 45,050**
Undistributed Net Investment Income	**$ 44**	**$ —**
Shares Issued and Redeemed:		
Shares Issued	137	211
Shares Redeemed	(1,267)	(1,455)
Net Decrease in Shares Outstanding	(1,130)	(1,244)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year ended December 31,

Old Mutual Growth II Portfolio

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
2006	$11.67	$ 0.01[1]	$ 0.83	$0.84	$ —	$ —	$ —	$12.51	7.20%	$34,148	1.04%	0.09%	1.15%	179.52%
2005	10.48	(0.10)[1]	1.29	1.19	—	—	—	11.67	11.35%	45,050	1.19%	(0.90)%	1.19%	24.17%
2004	9.83	(0.09)[1]	0.74	0.65	—	—	—	10.48	6.61%	53,495	1.17%	(0.94)%	1.17%	37.53%
2003	7.82	(0.08)[1]	2.09	2.01	—	—	—	9.83	25.70%	71,918	1.10%	(0.90)%	1.10%	194.63%
2002	11.24	(0.13)	(3.29)	(3.42)	—	—	—	7.82	(30.43)%	76,421	1.12%	(0.89)%	1.12%	169.74%

[1] Per share calculations were preformed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2006

1. ORGANIZATION

Old Mutual Growth II Portfolio (the "Growth II Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Growth II Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio"), the Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio"), the Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio"), the Old Mutual Select Value Portfolio (the "Select Value Portfolio"), the Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio"), the Old Mutual Small Cap Portfolio (the "Small Cap Portfolio"), and the Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio"), (each a "Portfolio" and, collectively, the "Portfolios").

The Growth II Portfolio is classified as a diversified management investment company. The financial statements for the Growth II Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2006, 23% and 54% of the outstanding shares of the Growth II Portfolio were held by the separate accounts of two participating insurance companies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Growth II Portfolio in the preparation of its financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Trust uses pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Dividends paid from a Portfolio from net investment income and distributions from net realized short-term gains are, for federal income tax purposes, taxable as ordinary income to shareholders. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i)   market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Growth II Portfolio had no outstanding futures contracts as of December 31, 2006.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Growth II Portfolio had no outstanding options contracts as of December 31, 2006.

Commission Recapture — Some Portfolios may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Portfolio. Commission Recapture arrangements were accounted for as realized gains of the respective Portfolio. Under these arrangements, the Growth II Portfolio received $0 during the year ended December 31, 2006. Effective September 30, 2006, these commission recapture programs were terminated.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2006, no interest was earned by the Trust under this arrangement.

NOTES TO FINANCIAL STATEMENTS — continued

As of December 31, 2006

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor. Old Mutual Capital is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"), as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate as shown below. The Management Fee paid to Old Mutual Capital under the terms of the Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio. The rates have been in effect since January 1, 2006.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Growth II Portfolio	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%

Administrator — Effective January 1, 2006, Old Mutual Capital replaced Old Mutual Fund Services as administrator to the Trust and the Portfolios. Under the terms of the Management Agreement, Old Mutual Capital receives the Management Fees listed above for providing both advisory and administrative services. The fee that Old Mutual Capital receives for providing these services is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Expense Limitation Agreement — In the interest of limiting expenses of the Growth II Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), through December 31, 2008, with respect to the Growth II Portfolio, pursuant to which the Advisor has contractually agreed to waive or limit its Management Fees and to assume other expenses of the Growth II Portfolio to the extent necessary to limit the total annual expenses to no more than 1.04% of the Growth II Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Growth II Portfolio's business.

Reimbursement of Management Fees Waived — The Advisor may seek reimbursement for Management Fees waived or reimbursed and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Growth II Portfolio of the Management Fees waived or reimbursed and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Growth II Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Growth II Portfolio to exceed 1.04%. Consequently, no reimbursement by the Growth II Portfolio will be made unless: (i) the Growth II Portfolio's assets exceed $75 million; (ii) the Growth II Portfolio's total annual expense ratio is less than 1.04%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or reimbursed or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Growth II Portfolio for which the Advisor may seek reimbursement was $47,038 (expiring December 31, 2009). As of December 31, 2006, the net assets of the Growth II Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Growth II Portfolio, and the Advisor entered into interim sub-advisory agreements with Munder Capital Management and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Growth II Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreements ("Sub-Advisory Agreements"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee of 0.475% of the average daily net assets of such portion of the Growth II Portfolio managed.

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Adminstrative Services Agreement (the "Sub-Adminitrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds, and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios.

The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH and an affiliate of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor receive no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Growth II Portfolio for the year ended December 31, 2006, were $73,478,995 and $87,388,879, respectively.

5. Federal Tax Information

The Growth II Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, are primarily attributable to reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities, were reclassified to/from the following accounts:

Decrease Net Realized Gain (000)	Increase Undistributed Net Investment Income (000)
$(7)	$7

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:

December 2008	$ (1,843)
December 2009	(215,474)
December 2010	(28,813)
Undistributed Ordinary Income	44
Unrealized appreciation	4,661
	$(241,425)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Growth II Portfolio utilized $14,798 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Growth II Portfolio for federal income tax purposes at December 31, 2006 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$28,972	$5,579	$(918)	$4,661

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Growth II Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Growth II Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk – Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Growth II Portfolio's growth style of investing, and the Growth II Portfolio's returns may vary considerably from other equity funds using different investment styles.

Small and Mid-Size Company Risk – The Growth II Portfolio primarily invests in small or mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Growth II Portfolio could have greater difficulty buying or selling a security of a smaller-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Growth II Portfolio may overweight certain industries within a sector, which may cause the Growth II Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Growth II Portfolio enters into contracts that provide general indemnifications. The Growth II Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Growth II Portfolio. However, based on experience, the Growth II Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2006.

8. Litigation

In June 2004, Liberty Ridge, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG") related to activity in PBHG Funds (now known as the Old Mutual Advisor Funds II), an investment company in the same mutual fund complex having the same Board of Trustees as the Trust. Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's SAI are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to certain Portfolios. In this event, the Trust's Board would be required to seek a new sub-advisor for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge (formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")), its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Portfolio will not be required to adopt FIN 48 until June 30, 2007. As of December 31, 2006, the Growth II Portfolio has not completed its evaluation of the impact, if any, that will result from the adoption of FIN 48.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Growth II Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Growth II Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Growth II Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2007

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve month period ended June 30, 2006 is available without charge (i) upon request, by calling 800-347-9256; (ii) on the SEC's website at www.sec.gov; and (iii) on the Trust's website at www.omfunds.com.

Old Mutual Insurance Series Funds Form N-Q Information

Old Mutual Insurance Series Fund files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at www.sec.gov, and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2006 (Unaudited)

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Growth II Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Growth II Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Growth II Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Growth II Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Growth II Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six Month-Period*
Old Mutual Growth II Portfolio				
Actual Portfolio Return	$1,000.00	$1,042.50	1.04%	$5.35
Hypothetical 5% Return	1,000.00	1,019.96	1.04	5.30

* Expenses are equal to the Growth II Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

24

Activities and Composition of the Board of Trustees and Officers of the Trust — As of December 31, 2006 (Unaudited)

The management and affairs of the Trust are supervised by the Trustees under the laws of the State of Delaware. The Trustees and executive Officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive Officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado, 80237. Additional information about the Portfolio's Trustees and executive Officers is available in the Trust's Statement of Additional Information ("SAI"), which can be obtained without charge by calling 1-800-433-0051, or via the Internet at www.omfunds.com.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (61)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	26	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 2005.
John R. Bartholdson (61)	Trustee	Since 1997	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) since 1992.	42	Director, The Triumph Group, Inc. since 1992. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee, Old Mutual Advisor Funds (investment company - 16 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (59)	Trustee	Since 1997	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	26	Trustee, EQ Advisors Trust (investment company - 53 portfolios) since 1995. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee AXA Enterprise Funds Trust (investment company - 16 portfolios) since 2005.
Albert A. Miller (71)	Trustee	Since 1997	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 - 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 - 2002). Retired.	26	Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (1993 - 2002).	26	None

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 — concluded (Unaudited)

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President (Principal Executive Officer)	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 - December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 - 2003).
Edward J. Veilleux (61)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one-year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Advisor Funds II and Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (58)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer (Principal Financial Officer)	Since 2006	Vice President of Fund Services, Old Mutual Capital, Inc., since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 - 2006)
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 - 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 - 2004).
Karen S. Proc (36)	Assistant Secretary	Since 2005	Vice President, Old Mutual Capital since January 2007; Associate General Counsel, Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).

* The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), none of whom were "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one-year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Portfolio" and together, the "Portfolios"). Portfolio management of the Portfolios is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Portfolios in April 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and restructuring of the Portfolios' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Portfolio shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of six new sub-advisors for the Portfolios, including CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner" and collectively, the "New Sub-Advisors"). Also as part of the 2006 Restructuring, Liberty Ridge assumed the role of sub-advisor to certain Portfolios (Liberty Ridge and the New Sub-Advisors are referred to herein as the "Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Portfolios and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Portfolios' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Portfolios' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Portfolio; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Portfolios' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Portfolio. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Portfolio performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed nine-month actual and one-year pro forma financial information presented by OMCAP and each of the Sub-Advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the Sub-Advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Portfolio with those of other funds in its Lipper universe

The Senior Officer recommended for each Portfolio, except the Small Cap Growth Portfolio for the reasons described below in the section titled "Advisory Agreements — Old Mutual Small Cap Growth Portfolio", that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Portfolios for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Portfolios, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Portfolios. The Board considered that the Management Fee for each Portfolio had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Portfolio Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Portfolios being reduced. The Board further considered the current Management Fee for each Portfolio as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Portfolio pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Portfolio's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Portfolios as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Portfolio Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Portfolio that capped expenses borne by the Portfolios and their shareholders. These expense limitations provided a meaningful reduction in the Portfolios' expense ratios. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Portfolio as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Portfolios on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Portfolios for the nine-month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to Liberty Ridge, the Board considered its historical investment performance in managing the Portfolios with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Portfolio's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Portfolios, the Board considered the effectiveness of the Portfolios' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Portfolios invest. The Board also considered the potential advantages of the multi-manager approach of these Portfolios in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Portfolios and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Portfolios* — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Portfolios. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Portfolio as well as a discussion of the investment performance of each Portfolio.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Columbus Circle, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 place it in the 88th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is below the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance placed it below the median in the Portfolio's Lipper category, the initiation of fee caps at the beginning of 2006 should help improve performance over time and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

Board Review and Approval of Investment Advisory and Sub-Advisory Agreements — continued (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, strong relative performance of the Portfolio (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 38th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the twelve-month period ended September 30, 2006 place it in the 79th percentile of funds in its Lipper category.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Portfolio is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Portfolio's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the sub-advisor in managing the Portfolio in prior years and the sub-advisor's good recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance during the twelve-month period ended September 30, 2006 over the Portfolio's historical performance. The Trustees noted that the Portfolio's performance ranked in the top 7% of funds in its Lipper category for the twelve-month period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, excellent relative performance of the Portfolio during the twelve-month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance ranked in the 63rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees noted that the Portfolio's two sub-advisors contributed equally to the Portfolio's performance. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance has placed it below the Portfolio's median of its Lipper category, the initiation of fee caps at the beginning of 2006 should help to improve its performance over time and this fact, combined with the relatively short time frame in which to measure the performance of the sub-advisor, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Copper Rock, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 places it in the 79th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but also considered that because of the Portfolio's small size, OMCAP was waiving all of its advisory fee and reimbursing some of the Portfolio's expenses. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Portfolio's poor performance combined with its very low asset base make it a candidate for liquidation or merger.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Portfolio, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a meeting of shareholders of Old Mutual Insurance Series Fund (the "Trust"), held on April 19, 2006, shareholders of each of the series portfolios of the Trust (each a "Portfolio"), voting as a single class, elected four trustees of the Trust. In addition, shareholders of the Portfolios, voting separately, approved a new investment management agreement and new sub-advisory agreement(s) and shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio, and Old Mutual Small Cap Portfolio, voting separately, approved a proposal to permit the investment advisor to manage those Portfolios as manager of managers Portfolios.

The following is a report on the votes cast:

Proposal 1. Election of Trustees

Candidate	# of Shares For Nominee	# of Shares Against/Withheld
Leigh A. Wilson	453,911,578	23,691,591
John R. Bartholdson	453,491,784	24,111,386
Jettie M. Edwards	453,930,879	23,672,290
Albert A. Miller	453,278,856	24,324,314

Proposal 2. Proposal For A New Investment Management Agreement For All Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	38,295,536	2,811,911	1,554,475
Growth II	3,361,386	70,384	128,871
Large Cap Growth	1,086,749	12,634	55,374
Large Cap Growth Concentrated	7,016,912	399,321	605,803
Mid-Cap	2,960,168	93,809	218,409
Select Value	3,293,402	121,284	70,809
Small Cap	5,101,428	29,991	79,352
Small Cap Growth	363,807	0	23,940

Proposal 3. Propsal For New Sub-Advisory Agreement(s) For All Portfolios

	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
a. Old Mutual Columbus Circle Technology and Communications Portfolio			
3g. Columbus Circle Investors	38,150,918	2,915,137	1,595,866
b. Old Mutual Growth II Portfolio			
3c. Turner Investment Partners, Inc.	3,288,349	119,562	152,728
3e. Munder Capital Partners, LLC	3,251,208	155,660	153,772
c. Old Mutual Large Cap Growth Portfolio			
3c. Turner Investment Partners, Inc.	1,054,813	38,021	61,923
3d. CastleArk Management, LLC	1,063,363	33,410	57,983
d. Old Mutual Large Cap Growth Concentrated Portfolio			
3c. Turner Investment Partners, Inc.	7,016,912	399,321	605,803
3d. CastleArk Management, LLC	7,016,912	399,321	605,803
e. Old Mutual Mid-Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	2,933,237	116,028	223,121
f. Old Mutual Select Value Portfolio			
3a. Liberty Ridge Capital, Inc.	3,275,790	105,484	104,221
g. Old Mutual Small Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	5,101,428	29,991	79,352
3b. Eagle Asset Management, Inc.	5,101,428	29,991	79,352
h. Old Mutual Small Cap Growth Portfolio			
3f. Copper Rock Capital Partners, LLC	360,383	0	27,364

Proposal 4. Proposal To Permit Certain Portfolios To Be Managed As Manager Of Managers Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	37,606,047	3,544,842	1,511,033
Growth II	3,299,801	171,214	89,625
Large Cap Growth	1,039,135	55,031	60,590
Large Cap Growth Concentrated	6,750,263	665,970	605,803
Small Cap	5,020,682	110,737	79,352

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OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

1-800-347-9256

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 419229
Kansas City, MO 64141-6229

IN PERSON

4643 South Ulster Street, 6th Floor
Denver, CO 80237

ON THE INTERNET

www.omfunds.com

R-07-012 01/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Large Cap Growth Portfolio

ANNUAL REPORT | December 31, 2006



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2006, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2006, are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

As the recently appointed president of Old Mutual Insurance Series Fund (the "Trust"), it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the year, we are pleased to report that the twelve-month period ended December 31, 2006 finished on a decidedly positive note.

Against this backdrop, value stocks once again outperformed their growth counterparts based on a yearlong comparison of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes. Warning signs such as interest rate uncertainty, rising energy prices, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks.

While positive factors such as these helped to push the major equity indexes higher for the fiscal year, we continue to see signs that growth stocks may be poised for improving performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. Earlier in the year, we appointed several new sub-advisors for the Trust's portfolios known for their consistency, depth and stability. More recently, we have taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including portfolio performance. For more complete information, we invite you to refer to the following pages in which the Portfolio's activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at President@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Portfolios' sub-advisors and their well-honed institutional disciplines. We look forward to the coming fiscal year with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value indexes.

OLD MUTUAL LARGE CAP GROWTH PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisors: CastleArk Management, LLC[1] and Turner Investment Partners, Inc.

Performance Highlights

• *For the one-year period ended December 31, 2006, the Old Mutual Large Cap Growth Portfolio gained 5.54%, underperforming its benchmark, the Russell 1000® Growth Index, which gained 9.07%, and the S&P 500 Index, which gained 15.80%.*

• *During the one-year period financials, industrials, and telecommunication services contributed positively to the Portfolio's performance from a sector perspective, while energy, information technology, and health care detracted from relative results.*

• *Cisco Systems, Apple Computer, and Hewlett-Packard were top contributors on the stock selection front, while eBay (no longer a Portfolio holding), Chico's FAS (no longer a Portfolio holding), and Nabors Industries detracted from relative performance.*

Q. How did the Portfolio perform relative to its benchmarks?

A. For the one-year period ended December 31, 2006, the Old Mutual Large Cap Growth Portfolio gained 5.54%, underperforming its benchmark, the Russell 1000® Growth Index, which gained 9.07%, and the S&P 500 Index, which gained 15.80%.

Q. What investment environment did the Portfolio face during the past year?

A. From a style/capitalization perspective, value stocks in the aggregate performed better than growth stocks for the seventh straight year. The broad-based Russell 3000® Value Index outperformed its growth counterpart by a significant margin. Turner Investment Partners, Inc. ("Turner") believes that growth stocks, after years of sub-par returns, may be poised for outperformance. Among other factors, Turner believes growth stocks have superior earnings prospects and relatively attractive valuations. Among capitalization segments, small-cap stocks outperformed in 2006 with the returns of the Russell 2000® Index, a measure of small-cap stock performance, exceeding those of the large-cap Russell 1000® Index and the Russell Midcap® Index.

Q. How did security composition affect Portfolio performance?

A. During the one-year period, financials, industrials, and telecommunication services contributed positively to the Portfolio's performance from a sector perspective, while energy, information technology, and health care detracted from relative results. Cisco Systems, Apple Computer, and Hewlett-Packard were top contributors on the stock selection front, while eBay (no longer a Portfolio holding), Chico's FAS (no longer a Portfolio holding), and Nabors Industries detracted from relative performance.

Cisco Systems designs, manufactures, and sells networking and other products relating to the communications and information technology industry worldwide. The company gained share from Juniper and other competitors during the period. Video over the Internet is reducing bandwidth capacity and driving demand for Cisco Systems' products.

Apple Computer, which designs, manufactures, and markets personal computers and related software, services, peripherals, and networking solutions, contributed to the Portfolio's gains. Apple Computer's iPod continued to experience strong sales growth and the company's notebook/desktop market share has begun to increase.

. Also contributing to performance, Hewlett-Packard, a leading personal computer and printer manufacturer, continued to reduce costs and improve margins under new CEO Mark Hurd. The company's reorganization continued to produce cost savings in excess of expectations and, more importantly, revenue growth reaccelerated due to solid stock-price gains.

Detracting from performance was eBay, which provides online marketplaces for the sale of goods and services. The company's organic revenue growth experienced slowing throughout the year, and subsidiaries Skype (Internet telephony) and PayPal (payment service) have not generated the incremental returns that eBay expected.

---

[1] After discussions among the Board of Trustees of the Trust (the "Board"), Old Mutual Capital, Inc., and CastleArk Management, LLC ("CastleArk"), the Board will be selecting a new sub-advisor to replace CastleArk for the Old Mutual Large Cap Growth Portfolio in early 2007.

Chico's FAS also detracted from relative returns during the period. The company operates as a retailer of private label, casual-to-dressy clothing, intimates, complementary accessories, and other non-clothing gift items. Turner sold the Portfolio's holding in this company's stock in May after a few months of weak same-store-sales which caused the company to lower guidance.

Lastly, Nabors Industries, a provider of onshore/offshore drilling, well servicing, and workover services and products, detracted from relative results during the period. Despite the fact that the company generated 75% earnings per share growth in 2006, the concern that recent declines in crude oil/natural gas prices will lead to significant negative earnings revisions affected the company's stock price during the period. The price/earnings ratio ("P/E ratio") has declined significantly, but CastleArk Management, LLC ("CastleArk") views the drop as an overreaction and the Portfolio continues to hold Nabors Industries' stock.

Q. What is the investment outlook for the large-cap growth market?

A. CastleArk notes that current economic forecasts are quite optimistic. The consensus, in this sub-advisor's view, seems to be that slow economic growth will persist, interest rates will move lower in the first half of 2007, the core rate of inflation will fall back to a comfortable level, benefiting market returns in 2007. CastleArk believes the Federal Reserve ("Fed") may indeed have come to the end of its interest rate tightening cycle and it expects the resiliency of the U.S. economy to be apparent early in 2007. Among large-cap growth stocks, CastleArk continues to believe there is a significant opportunity to see P/E ratio expansion after six years of decline.

Turner remains optimistic that a recession will be avoided over the next 12 months, even though the economy will likely continue to slow. As the economy decelerates, the profitability of some companies may falter and the stocks of companies able to keep achieving above-average growth should do well, in Turner's estimation. In short, the sub-advisor anticipates that investors may be willing to pay a premium for superior earnings growth and bona fide growth stocks. Turner notes, however, that two catalysts could thwart the continuation of the bull market. First, the latest annualized core inflation rate is more than 2% above the level that the Fed considers acceptable. Fed Chairman Ben Bernanke hinted in late November that the threat of inflation is still worrisome enough to possibly warrant another interest rate increase. Second, the yield curve remains inverted, with the three-month Treasury rate higher than its 10-year counterpart. An inverted yield curve has historically served as a reliable predictor of a recession in modern times. A combination of rising interest rates and accelerating inflation could mute corporate earnings and precipitate a recession. Turner does not believe that this scenario will play out. The firm believes the economy will grow at a solid pace, inflation should be subdued, corporate earnings growth should reach the high single digits, and the stock market should have more gains in store for 2007.

Top Ten Common Stock Holdings as of December 31, 2006 (Unaudited)	
Google, Cl A	3.6%
Cisco Systems	3.4%
Allergan	2.7%
Goldman Sachs Group	2.5%
General Electric	2.5%
PepsiCo	2.4%
Deere	2.4%
Chicago Mercantile Exchange Holdings, Cl A	2.4%
Apple Computer	2.3%
Hewlett-Packard	2.1%
As a % of Total Portfolio Investments	26.3%

Large Cap Growth Portfolio

OLD MUTUAL LARGE CAP GROWTH PORTFOLIO — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of December 31, 2006

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Large Cap Growth Portfolio	04/30/97	5.54%	6.33%	2.20%	7.49%
Russell 1000® Growth Index[1]	04/30/97	9.07%	6.87%	2.69%	4.87%
S&P 500 Index[1]	04/30/97	15.80%	10.44%	6.19%	7.77%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on page 2.

[1] The Portfolio will no longer include the S&P 500 Index as a performance benchmark as the Russell 1000® Growth Index better reflects the Portfolio's investment strategy.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 1997 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2006 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2006

Description	Shares	Value (000)
Common Stock — 98.4%		
Agricultural Chemicals — 0.7%		
Monsanto	1,800	$ 95
Total Agricultural Chemicals		95
Agricultural Operations — 1.0%		
Archer-Daniels-Midland	4,470	143
Total Agricultural Operations		143
Airlines — 0.6%		
UAL*	1,810	80
Total Airlines		80
Apparel Manufacturers — 2.3%		
Coach*	1,710	73
Polo Ralph Lauren	3,040	236
Total Apparel Manufacturers		309
Applications Software — 0.4%		
Salesforce.com*	1,530	56
Total Applications Software		56
Audio/Video Products — 0.3%		
Harman International	380	38
Total Audio/Video Products		38
Beverages-Non-Alcoholic — 2.4%		
PepsiCo	5,170	323
Total Beverages-Non-Alcoholic		323
Cable TV — 0.9%		
Comcast, Cl A*	3,020	128
Total Cable TV		128
Casino Hotels — 0.6%		
Las Vegas Sands*	870	78
Total Casino Hotels		78
Casino Services — 0.7%		
International Game Technology	2,070	96
Total Casino Services		96
Cellular Telecommunications — 1.6%		
Leap Wireless International*	1,300	77
NII Holdings*	2,190	141
Total Cellular Telecommunications		218
Computers — 5.2%		
Apple Computer*	3,635	308
Dell*	2,990	75
Hewlett-Packard	6,900	284
Sun Microsystems*	9,000	49
Total Computers		716

Description	Shares	Value (000)
Computers-Memory Devices — 0.3%		
SanDisk*	830	$ 36
Total Computers-Memory Devices		36
Cosmetics & Toiletries — 2.1%		
Colgate-Palmolive	1,280	83
Procter & Gamble	3,140	202
Total Cosmetics & Toiletries		285
Data Processing/Management — 1.5%		
Fiserv*	1,180	62
Global Payments	1,740	80
NAVTEQ*	2,000	70
Total Data Processing/Management		212
Diversified Manufacturing Operations — 2.8%		
General Electric	8,960	333
Roper Industries	1,110	56
Total Diversified Manufacturing Operations		389
E-Commerce/Products — 0.2%		
Nutri/System*	510	32
Total E-Commerce/Products		32
E-Marketing/Information — 0.6%		
aQuantive*	3,600	89
Total E-Marketing/Information		89
Electric Products-Miscellaneous — 1.6%		
Emerson Electric	5,100	225
Total Electric Products-Miscellaneous		225
Electronic Components-Semiconductors — 1.6%		
Broadcom, Cl A*	2,020	65
Nvidia*	1,820	68
Texas Instruments	2,950	85
Total Electronic Components-Semiconductors		218
Energy-Alternate Sources — 0.6%		
Covanta Holding*	1,300	29
Sunpower, Cl A*	1,370	51
Total Energy-Alternate Sources		80
Engineering/R&D Services — 1.2%		
Foster Wheeler*	3,100	171
Total Engineering/R&D Services		171
Entertainment Software — 0.4%		
Electronic Arts*	1,090	55
Total Entertainment Software		55
Fiduciary Banks — 1.1%		
Mellon Financial	3,570	150
Total Fiduciary Banks		150

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Finance-Credit Card — 1.1%		
American Express	2,530	$ 153
Total Finance-Credit Card		153
Finance-Investment Banker/Broker — 4.6%		
Charles Schwab	7,500	145
Goldman Sachs Group	1,690	337
UBS	2,400	145
Total Finance-Investment Banker/Broker		627
Finance-Other Services — 3.3%		
Chicago Mercantile Exchange Holdings, Cl A	630	321
IntercontinentalExchange*	720	78
Nasdaq Stock Market*	1,630	50
Total Finance-Other Services		449
Food-Confectionery — 1.6%		
WM Wrigley Jr.	4,125	213
Total Food-Confectionery		213
Instruments-Controls — 0.5%		
Thermo Fisher Scientific*	1,590	72
Total Instruments-Controls		72
Instruments-Scientific — 0.5%		
Applera - Applied Biosystems Group	1,720	63
Total Instruments-Scientific		63
Internet Infrastructure Software — 0.4%		
Akamai Technologies*	980	52
Total Internet Infrastructure Software		52
Internet Security — 1.0%		
Checkfree*	3,600	145
Total Internet Security		145
Investment Management/Advisory Services — 0.9%		
T Rowe Price Group	2,960	130
Total Investment Management/Advisory Services		130
Machinery-Farm — 2.4%		
Deere	3,400	323
Total Machinery-Farm		323
Medical Instruments — 0.2%		
Intuitive Surgical*	300	29
Total Medical Instruments		29
Medical Products — 1.8%		
Baxter International	5,470	254
Total Medical Products		254

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 2.2%		
Celgene*	1,210	$ 70
Genentech*	800	65
Genzyme*	2,800	172
Total Medical-Biomedical/Genetic		307
Medical-Drugs — 7.6%		
Abbott Laboratories	2,000	98
Allergan	3,100	371
Novartis ADR	970	56
Pfizer	6,900	179
Roche Holdings ADR	840	75
Shire ADR	1,060	65
Wyeth	4,000	204
Total Medical-Drugs		1,048
Metal Processors & Fabricators — 0.4%		
Precision Castparts	730	57
Total Metal Processors & Fabricators		57
Metal-Diversified — 0.3%		
Freeport-McMoRan Copper & Gold, Cl B	720	40
Total Metal-Diversified		40
Multimedia — 0.7%		
News, Cl A	4,500	97
Total Multimedia		97
Networking Products — 3.4%		
Cisco Systems*	16,860	461
Total Networking Products		461
Non-Ferrous Metals — 0.3%		
Cameco	960	39
Total Non-Ferrous Metals		39
Oil & Gas Drilling — 2.6%		
Nabors Industries*	7,600	226
Rowan	3,900	130
Total Oil & Gas Drilling		356
Oil Companies-Exploration & Production — 3.0%		
Anadarko Petroleum	2,200	96
Southwestern Energy*	5,700	200
XTO Energy	2,600	122
Total Oil Companies-Exploration & Production		418
Oil Companies-Integrated — 1.9%		
Exxon Mobil	900	69
Occidental Petroleum	2,100	103
Petroleo Brasileiro ADR	840	86
Total Oil Companies-Integrated		258

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 1.4%		
Cameron International*	1,740	$ 92
National Oilwell Varco*	1,530	94
Total Oil Field Machinery & Equipment		186
Oil Refining & Marketing — 1.3%		
Valero Energy	3,600	184
Total Oil Refining & Marketing		184
Oil-Field Services — 2.7%		
Schlumberger	4,210	266
Smith International	2,400	98
Total Oil-Field Services		364
Real Estate Management/Services — 0.5%		
CB Richard Ellis Group, Cl A*	2,080	69
Total Real Estate Management/Services		69
Reinsurance — 0.4%		
PartnerRe	700	50
Total Reinsurance		50
Retail-Apparel/Shoe — 1.0%		
Under Armour, Cl A*	2,600	131
Total Retail-Apparel/Shoe		131
Retail-Pet Food & Supplies — 1.1%		
Petsmart	5,100	147
Total Retail-Pet Food & Supplies		147
Retail-Restaurants — 2.0%		
Starbucks*	7,950	282
Total Retail-Restaurants		282
Retail-Sporting Goods — 0.6%		
Dick's Sporting Goods*	1,600	78
Total Retail-Sporting Goods		78
Semiconductor Equipment — 0.8%		
Kla-Tencor	2,340	116
Total Semiconductor Equipment		116
Super-Regional Banks-US — 1.1%		
Wells Fargo	4,160	148
Total Super-Regional Banks-US		148
Telecommunications Equipment-Fiber Optics — 1.7%		
Corning*	10,200	191
JDS Uniphase*	2,655	44
Total Telecommunications Equipment-Fiber Optics		235

Description	Shares	Value (000)
Telecommunications Services — 0.8%		
Time Warner Telecom, Cl A*	5,370	$ 107
Total Telecommunications Services		107
Therapeutics — 2.0%		
Gilead Sciences*	4,140	269
Total Therapeutics		269
Transport-Services — 1.1%		
CH Robinson Worldwide	1,710	70
FedEx	800	87
Total Transport-Services		157
Water — 0.4%		
Aqua America	2,690	61
Total Water		61
Web Portals/ISP — 3.6%		
Google, Cl A*	1,065	490
Total Web Portals/ISP		490
Wireless Equipment — 2.9%		
Crown Castle International*	1,860	60
Nokia ADR	5,840	119
Qualcomm	5,650	213
Total Wireless Equipment		392
X-Ray Equipment — 1.6%		
Hologic*	4,700	222
Total X-Ray Equipment		222
Total Common Stock (Cost $11,420)		13,501
Total Investments — 98.4% (Cost $11,420)		13,501
Other Assets and Liabilities, Net — 1.6%		223
Net Assets — 100.0%		$ 13,724

* Non-income producing security.
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
R&D — Research & Development
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2006

	Old Mutual Large Cap Growth Portfolio
Assets:	
Investment Securities, at cost	$ 11,420
Investment Securities, at value	$ 13,501
Receivable for Investments Sold	6,941
Dividends and Interest Receivable	20
Receivable for Management Fees Waived	7
Prepaid Trustees' Fees	1
Prepaid Expenses and Other Assets	1
Total Assets	20,471
Liabilities:	
Payable to Custodian	6,565
Payable for Fund Shares Redeemed	93
Payable for Investments Purchased	51
Payable for Management Fees	15
Accrued Expenses	23
Total Liabilities	6,747
Net Assets	$ 13,724
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 699,508 outstanding shares of beneficial interest	$ 35,294
Undistributed Net Investment Income	18
Accumulated Net Realized Loss on Investments	(23,669)
Net Unrealized Appreciation on Investments	2,081
Net Assets	$ 13,724
Net Asset Value, Offering and Redemption Price Per Share	$19.62

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE YEAR ENDED DECEMBER 31, 2006

	Old Mutual Large Cap Growth Portfolio
Investment Income:	
Dividends	$ 216
Interest	17
Less: Foreign Taxes Withheld	—
Total Investment Income	233
Expenses:	
Management Fees	190
Trustees' Fees	8
Transfer Agent Fees	24
Custodian Fees	23
Professional Fees	15
Printing Fees	7
Other Fees	3
Total Expenses	270
Waiver of Management Fees	(55)
Net Expenses	215
Net Investment Income	18
Net Realized Gain from Security Transactions	7,404
Net Change in Unrealized Depreciation on Investments	(6,160)
Net Realized and Unrealized Gain on Investments	1,244
Increase in Net Assets Resulting from Operations	$ 1,262

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Large Cap Growth Portfolio	
	1/1/06 to 12/31/06	1/1/05 to 12/31/05
Investment Activities:		
Net Investment Income (Loss)	$ 18	$ (113)
Net Realized Gain from Security Transactions	7,404	1,498
Net Change in Unrealized Depreciation on Investments	(6,160)	(554)
Net Increase in Net Assets Resulting from Operations	1,262	831
Capital Share Transactions:		
Shares Issued	585	1,619
Shares Redeemed	(13,359)	(9,064)
Decrease in Net Assets Derived from Capital Shares Transactions	(12,774)	(7,445)
Total Decrease in Net Assets	(11,512)	(6,614)
Net Assets:		
Beginning of Year	25,236	31,850
End of Year	**$ 13,724**	**$25,236**
Undistributed Net Investment Income	**$ 18**	**$ —**
Shares Issued and Redeemed:		
Shares Issued	31	91
Shares Redeemed	(689)	(525)
Net Decrease in Shares Outstanding	(658)	(434)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
Old Mutual Large Cap Growth Portfolio														
2006	$18.59	$0.02[1]	$1.01	$1.03	$ —	$ —	$ —	$19.62	5.54%	$13,724	0.96%	0.08%	1.21%	190.06%
2005	17.78	(0.07)[1]	0.88	0.81	—	—	—	18.59	4.56%	25,236	1.10%	(0.42)%	1.15%	30.48%
2004	16.32	(0.04)[1]	1.50	1.46	—	—	—	17.78	8.95%	31,850	1.10%	(0.27)%	1.10%	44.92%
2003	12.44	(0.07)[1]	3.95	3.88	—	—	—	16.32	31.19%	32,357	1.06%	(0.51)%	1.06%	74.16%
2002	17.60	(0.10)	(5.06)	(5.16)	—	—	—	12.44	(29.32)%	27,434	1.05%	(0.47)%	1.05%	142.32%

[1] Per share calculations were preformed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

1. ORGANIZATION

Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Large Cap Growth Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio"), the Old Mutual Growth II Portfolio (the "Growth II Portfolio"), the Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio"), the Old Mutual Select Value Portfolio (the "Select Value Portfolio"), the Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio"), the Old Mutual Small Cap Portfolio (the "Small Cap Portfolio"), and the Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio"), (each a "Portfolio" and, collectively, the "Portfolios").

The Large Cap Growth Portfolio is classified as a diversified management investment company. The financial statements for the Large Cap Growth Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2006, 14% and 81% of the outstanding shares of the Large Cap Growth Portfolio were held by the separate accounts of two participating insurance companies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Large Cap Growth Portfolio in the preparation of its financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Trust uses pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Dividends paid from a Portfolio from net investment income and distributions from net realized short-term gains are, for federal income tax purposes, taxable as ordinary income to shareholders. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Large Cap Growth Portfolio had no outstanding futures contracts as of December 31, 2006.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Large Cap Growth Portfolio had no outstanding options contracts as of December 31, 2006.

Commission Recapture — Some Portfolios may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Portfolio. Commission Recapture arrangements were accounted for as realized gains of the respective Portfolio. Under these arrangements, the Large Cap Growth Portfolio received $0 during the year ended December 31, 2006. Effective September 30, 2006, these commission recapture programs were terminated.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2006, no interest was earned by the Trust under this arrangement.

Notes to Financial Statements — continued

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor. Old Mutual Capital is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"), as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate as shown below. The Management Fee paid to Old Mutual Capital under the terms of the Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio. The rates have been in effect since January 1, 2006.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Portfolio	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%

Administrator — Effective January 1, 2006, Old Mutual Capital replaced Old Mutual Fund Services as administrator to the Trust and the Portfolios. Under the terms of the Management Agreement, Old Mutual Capital receives the Management Fees listed above for providing both advisory and administrative services. The fee that Old Mutual Capital receives for providing these services is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Expense Limitation Agreement — In the interest of limiting expenses of the Large Cap Growth Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), through December 31, 2008, with respect to the Large Cap Growth Portfolio, pursuant to which the Advisor has contractually agreed to waive or limit its Management Fees and to assume other expenses of the Large Cap Growth Portfolio to the extent necessary to limit the total annual expenses to no more than 0.96% of the Large Cap Growth Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Large Cap Growth Portfolio's business.

Reimbursement of Management Fees Waived — The Advisor may seek reimbursement for Management Fees waived or reimbursed and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Large Cap Growth Portfolio of the Management Fees waived or reimbursed and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Large Cap Growth Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Large Cap Growth Portfolio to exceed 0.96%. Consequently, no reimbursement by the Large Cap Growth Portfolio will be made unless: (i) the Large Cap Growth Portfolio's assets exceed $75 million; (ii) the Large Cap Growth Portfolio's total annual expense ratio is less than 0.96%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or reimbursed or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Large Cap Growth Portfolio for which the Advisor may seek reimbursement was $55,327 (expiring December 31, 2009). As of December 31, 2006, the net assets of the Large Cap Growth Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Large Cap Growth Portfolio, and the Advisor entered into interim sub-advisory agreements with CastleArk Management, LLC and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Large Cap Growth Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreements ("Sub-Advisory Agreements"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Large Cap Growth Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees for each sub-advisor are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 millio to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Portfolio	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Adminstrative Services Agreement (the "Sub-Adminitrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds, and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios.

The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH and an affiliate of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor receive no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Large Cap Growth Portfolio for the year ended December 31, 2006, were $41,043,802 and $53,301,965, respectively.

5. FEDERAL TAX INFORMATION

The Large Cap Growth Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. There were no permanent book/tax differences for the year ended December 31, 2006.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:	
December 2009	$(10,405)
December 2010	(13,158)
December 2011	(58)
Undistributed Ordinary Income	18
Unrealized appreciation	2,033
	$(21,570)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Large Cap Growth Portfolio utilized $7,316 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Large Cap Growth Portfolio for federal income tax purposes at December 31, 2006 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$11,468	$2,351	$(318)	$2,033

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Large Cap Growth Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Large Cap Growth Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk – Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Large Cap Growth Portfolio's growth style of investing, and the Large Cap Growth Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Large Cap Growth Portfolio may overweight certain industries within a sector, which may cause the Large Cap Growth Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Large Cap Growth Portfolio enters into contracts that provide general indemnifications. The Large Cap Growth Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Large Cap Growth Portfolio. However, based on experience, the Large Cap Growth Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2006.

8. LITIGATION

In June 2004, Liberty Ridge, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG") related to activity in PBHG Funds (now known as the Old Mutual Advisor Funds II), an investment company in the same mutual fund complex having the same Board of Trustees as the Trust. Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's SAI are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to certain Portfolios. In this event, the Trust's Board would be required to seek a new sub-advisor for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge (formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")), its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Portfolio will not be required to adopt FIN 48 until June 30, 2007. As of December 31, 2006, the Large Cap Growth Portfolio has not completed its evaluation of the impact, if any, that will result from the adoption of FIN 48.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Large Cap Growth Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Large Cap Growth Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Large Cap Growth Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2007

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve month period ended June 30, 2006 is available without charge (i) upon request, by calling 800-347-9256; (ii) on the SEC's website at www.sec.gov; and (iii) on the Trust's website at www.omfunds.com.

Old Mutual Insurance Series Funds Form N-Q Information

Old Mutual Insurance Series Fund files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at www.sec.gov, and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2006 (Unaudited)

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Large Cap Growth Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Large Cap Growth Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Large Cap Growth Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Large Cap Growth Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Large Cap Growth Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Portfolio				
Actual Portfolio Return	$1,000.00	$1,054.30	0.96%	$4.97
Hypothetical 5% Return	1,000.00	1,020.37	0.96	4.89

* Expenses are equal to the Large Cap Growth Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 (Unaudited)

The management and affairs of the Trust are supervised by the Trustees under the laws of the State of Delaware. The Trustees and executive Officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive Officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado, 80237. Additional information about the Portfolio's Trustees and executive Officers is available in the Trust's Statement of Additional Information ("SAI"), which can be obtained without charge by calling 1-800-433-0051, or via the Internet at www.omfunds.com.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (61)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	26	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 2005.
John R. Bartholdson (61)	Trustee	Since 1997	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) since 1992.	42	Director, The Triumph Group, Inc. since 1992. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee, Old Mutual Advisor Funds (investment company - 16 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (59)	Trustee	Since 1997	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	26	Trustee, EQ Advisors Trust (investment company - 53 portfolios) since 1995. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee AXA Enterprise Funds Trust (investment company - 16 portfolios) since 2005.
Albert A. Miller (71)	Trustee	Since 1997	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 - 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 - 2002). Retired.	26	Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (1993 - 2002).	26	None

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President (Principal Executive Officer)	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 - December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 - 2003).
Edward J. Veilleux (61)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one-year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Advisor Funds II and Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (58)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer (Principal Financial Officer)	Since 2006	Vice President of Fund Services, Old Mutual Capital, Inc., since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 - 2006)
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 - 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 - 2004).
Karen S. Proc (36)	Assistant Secretary	Since 2005	Vice President, Old Mutual Capital since January 2007; Associate General Counsel, Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).

 * The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), none of whom were "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one-year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Portfolio" and together, the "Portfolios"). Portfolio management of the Portfolios is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Portfolios in April 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and restructuring of the Portfolios' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Portfolio shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of six new sub-advisors for the Portfolios, including CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner" and collectively, the "New Sub-Advisors"). Also as part of the 2006 Restructuring, Liberty Ridge assumed the role of sub-advisor to certain Portfolios (Liberty Ridge and the New Sub-Advisors are referred to herein as the "Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Portfolios and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Portfolios' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Portfolios' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Portfolio; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Portfolios' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Portfolio. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Portfolio performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed nine-month actual and one-year pro forma financial information presented by OMCAP and each of the Sub-Advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the Sub-Advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Portfolio with those of other funds in its Lipper universe

The Senior Officer recommended for each Portfolio, except the Small Cap Growth Portfolio for the reasons described below in the section titled "Advisory Agreements — Old Mutual Small Cap Growth Portfolio", that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Portfolios for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Portfolios, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Portfolios. The Board considered that the Management Fee for each Portfolio had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Portfolio Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Portfolios being reduced. The Board further considered the current Management Fee for each Portfolio as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Portfolio pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Portfolio's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Portfolios as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Portfolio Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Portfolio that capped expenses borne by the Portfolios and their shareholders. These expense limitations provided a meaningful reduction in the Portfolios' expense ratios. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Portfolio as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Portfolios on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Portfolios for the nine-month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to Liberty Ridge, the Board considered its historical investment performance in managing the Portfolios with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Portfolio's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Portfolios, the Board considered the effectiveness of the Portfolios' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Portfolios invest. The Board also considered the potential advantages of the multi-manager approach of these Portfolios in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Portfolios and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Portfolios* — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Portfolios. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Portfolio as well as a discussion of the investment performance of each Portfolio.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Columbus Circle, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 place it in the 88th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is below the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance placed it below the median in the Portfolio's Lipper category, the initiation of fee caps at the beginning of 2006 should help improve performance over time and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, strong relative performance of the Portfolio (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 38th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Board Review and Approval of Investment Advisory and Sub-Advisory Agreements — concluded (Unaudited)

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the twelve-month period ended September 30, 2006 place it in the 79th percentile of funds in its Lipper category.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Portfolio is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Portfolio's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the sub-advisor in managing the Portfolio in prior years and the sub-advisor's good recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance during the twelve-month period ended September 30, 2006 over the Portfolio's historical performance. The Trustees noted that the Portfolio's performance ranked in the top 7% of funds in its Lipper category for the twelve-month period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, excellent relative performance of the Portfolio during the twelve-month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance ranked in the 63rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees noted that the Portfolio's two sub-advisors contributed equally to the Portfolio's performance. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance has placed it below the Portfolio's median of its Lipper category, the initiation of fee caps at the beginning of 2006 should help to improve its performance over time and this fact, combined with the relatively short time frame in which to measure the performance of the sub-advisor, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Copper Rock, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 places it in the 79th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but also considered that because of the Portfolio's small size, OMCAP was waiving all of its advisory fee and reimbursing some of the Portfolio's expenses. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Portfolio's poor performance combined with its very low asset base make it a candidate for liquidation or merger.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Portfolio, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a meeting of shareholders of Old Mutual Insurance Series Fund (the "Trust"), held on April 19, 2006, shareholders of each of the series portfolios of the Trust (each a "Portfolio"), voting as a single class, elected four trustees of the Trust. In addition, shareholders of the Portfolios, voting separately, approved a new investment management agreement and new sub-advisory agreement(s) and shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio, and Old Mutual Small Cap Portfolio, voting separately, approved a proposal to permit the investment advisor to manage those Portfolios as manager of managers Portfolios.

The following is a report on the votes cast:

Proposal 1.   Election of Trustees

Candidate	# of Shares For Nominee	# of Shares Against/Withheld
Leigh A. Wilson	453,911,578	23,691,591
John R. Bartholdson	453,491,784	24,111,386
Jettie M. Edwards	453,930,879	23,672,290
Albert A. Miller	453,278,856	24,324,314

Proposal 2.   Proposal For A New Investment Management Agreement For All Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	38,295,536	2,811,911	1,554,475
Growth II	3,361,386	70,384	128,871
Large Cap Growth	1,086,749	12,634	55,374
Large Cap Growth Concentrated	7,016,912	399,321	605,803
Mid-Cap	2,960,168	93,809	218,409
Select Value	3,293,402	121,284	70,809
Small Cap	5,101,428	29,991	79,352
Small Cap Growth	363,807	0	23,940

Proposal 3.   Propsal For New Sub-Advisory Agreement(s) For All Portfolios

	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
a. Old Mutual Columbus Circle Technology and Communications Portfolio			
3g. Columbus Circle Investors	38,150,918	2,915,137	1,595,866
b. Old Mutual Growth II Portfolio			
3c. Turner Investment Partners, Inc.	3,288,349	119,562	152,728
3e. Munder Capital Partners, LLC	3,251,208	155,660	153,772
c. Old Mutual Large Cap Growth Portfolio			
3c. Turner Investment Partners, Inc.	1,054,813	38,021	61,923
3d. CastleArk Management, LLC	1,063,363	33,410	57,983
d. Old Mutual Large Cap Growth Concentrated Portfolio			
3c. Turner Investment Partners, Inc.	7,016,912	399,321	605,803
3d. CastleArk Management, LLC	7,016,912	399,321	605,803
e. Old Mutual Mid-Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	2,933,237	116,028	223,121
f. Old Mutual Select Value Portfolio			
3a. Liberty Ridge Capital, Inc.	3,275,790	105,484	104,221
g. Old Mutual Small Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	5,101,428	29,991	79,352
3b. Eagle Asset Management, Inc.	5,101,428	29,991	79,352
h. Old Mutual Small Cap Growth Portfolio			
3f. Copper Rock Capital Partners, LLC	360,383	0	27,364

Proposal 4.   Proposal To Permit Certain Portfolios To Be Managed As Manager Of Managers Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	37,606,047	3,544,842	1,511,033
Growth II	3,299,801	171,214	89,625
Large Cap Growth	1,039,135	55,031	60,590
Large Cap Growth Concentrated	6,750,263	665,970	605,803
Small Cap	5,020,682	110,737	79,352



OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

1-800-347-9256

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 419229
Kansas City, MO 64141-6229

IN PERSON

4643 South Ulster Street, 6th Floor
Denver, CO 80237

ON THE INTERNET

www.omfunds.com



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Large Cap Growth Concentrated Portfolio

ANNUAL REPORT | December 31, 2006



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2006, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2006, are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but do not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

As the recently appointed president of Old Mutual Insurance Series Fund (the "Trust"), it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the year, we are pleased to report that the twelve-month period ended December 31, 2006 finished on a decidedly positive note.

Against this backdrop, value stocks once again outperformed their growth counterparts based on a yearlong comparison of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes. Warning signs such as interest rate uncertainty, rising energy prices, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks.

While positive factors such as these helped to push the major equity indexes higher for the fiscal year, we continue to see signs that growth stocks may be poised for improving performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. Earlier in the year, we appointed several new sub-advisors for the Trust's portfolios known for their consistency, depth and stability. More recently, we have taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including portfolio performance. For more complete information, we invite you to refer to the following pages in which the Portfolio's activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at President@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Portfolios' sub-advisors and their well-honed institutional disciplines. We look forward to the coming fiscal year with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value indexes.

MANAGEMENT OVERVIEW

Sub-Advisors: CastleArk Management, LLC[1] and Turner Investment Partners, Inc.

Performance Highlights

- *For the one-year period ended December 31, 2006, the Old Mutual Large Cap Growth Concentrated Portfolio underperformed its benchmarks, the Russell 1000® Growth Index and the S&P 500 Index.*

- *During the one-year period, financials, industrials, and consumer discretionary contributed positively to the Portfolio's performance from a sector perspective, while energy, health care, and information technology detracted from relative results.*

- *Google, Apple Computer, and Chicago Mercantile Exchange Holdings were top contributors on the stock selection front, while eBay (no longer a Portfolio holding), Corning, and Chico's FAS (no longer a Portfolio holding) detracted from relative performance.*

Q. How did the Portfolio perform relative to its benchmarks?

A. For the one-year period ended December 31, 2006, the Old Mutual Large Cap Growth Concentrated Portfolio underperformed its benchmarks, the Russell 1000® Growth Index and the S&P 500 Index. The Portfolio gained 8.09%, while the Russell 1000® Growth Index gained 9.07% and the S&P 500 Index posted a 15.80% return.

Q. What investment environment did the Portfolio face during the past year?

A. From a style/capitalization perspective, value stocks in aggregate performed better than growth stocks for the seventh straight year. The broad-based Russell 3000® Value Index outperformed its growth counterpart by a significant margin. Turner Investment Partners, Inc. ("Turner") believes that growth stocks, after years of sub-par returns, may be poised for outperformance. Among other factors, Turner believes growth stocks have superior earnings prospects and relatively attractive valuations. Among capitalization segments, small-cap stocks outperformed in 2006 with the returns of the Russell 2000® Index, a measure of small-cap stock performance, exceeding those of the large-cap Russell 1000® Index and the Russell Midcap® Index.

Q. How did security composition affect Portfolio performance?

A. During the one-year period, financials, industrials, and consumer discretionary contributed positively to the Portfolio's performance from a sector perspective, while energy, health care, and information technology detracted from relative results. Google, Apple Computer, and Chicago Mercantile Exchange Holdings were top contributors on the stock selection front, while eBay (no longer a Portfolio holding), Corning, and Chico's FAS (no longer a Portfolio holding) detracted from relative performance.

Portfolio contributor Google offers advertising and Internet search solutions, as well as intranet solutions through an enterprise search application. Increases in the company's global search market share and Internet advertising revenue growth were better than expected during the period.

Apple Computer, which designs, manufactures, and markets personal computers and related software, services, peripherals, and networking solutions, contributed to the Portfolio's gains. Apple Computer's iPod continued to experience strong sales growth and the company's notebook/desktop market share has begun to increase.

U.S. futures exchange, Chicago Mercantile Exchange Holdings, posted strong gains during the period and contributed to the Portfolio's performance. Organic growth in the volume of options and futures contracts was strong during the period with the aid of new products such as foreign exchange and other commodity-based products. A move toward electronic trading of these products led to margin gains that were above expectations during the one-year period.

Detracting from performance was eBay, which provides online marketplaces for the sale of goods and services. The company's organic revenue growth experienced slowing throughout the year, and subsidiaries Skype (Internet telephony) and PayPal (payment service), have not generated the incremental returns that eBay expected.

---

[1] After discussions among the Board of Trustees of the Trust (the "Board"), Old Mutual Capital, Inc., and CastleArk Management, LLC ("CastleArk"), the Board will be selecting a new sub-advisor to replace CastleArk for the Old Mutual Large Cap Growth Concentrated Portfolio in early 2007.

Large Cap Growth
Concentrated Portfolio

Corning also detracted from the Portfolio's gains during the period. The firm is a dominant worldwide manufacturer of LCD glass for large screen computer monitors and televisions. The price of LCD "panels" has fallen at a faster than expected rate, which has led investors to be concerned about Corning's profit margins. Sub-advisor CastleArk Management, LLC ("CastleArk") believes pricing/margins at the glass level are independent and more stable than at the panel manufacturing level, but the firm will have a better indication when Corning releases its fourth quarter results in late January 2007.

Finally, Chico's FAS also detracted from relative returns during the period. The company operates as a retailer of private label, casual-to-dressy clothing, intimates, complementary accessories, and other non-clothing gift items. Turner sold the Portfolio's holding in this company's stock in May after a few months of weak same-store-sales which caused the company to lower guidance.

Q. What is the investment outlook for the equities market?

A. CastleArk notes that current economic forecasts are quite optimistic. The consensus, in this sub-advisor's view, seems to be that slow economic growth will persist, interest rates will move lower in the first half of 2007 and the core rate of inflation will fall back to a comfortable level, benefiting market returns in 2007. CastleArk believes the Federal Reserve ("Fed") may indeed have come to the end of its interest rate tightening cycle and it expects the resiliency of the U.S. economy to be apparent early in 2007. Among large-cap growth stocks, CastleArk continues to believe there is a significant opportunity to see price/earnings ratio expansion after six years of decline.

Turner remains optimistic that a recession will be avoided over the next 12 months, even though the economy will likely continue to slow. As the economy decelerates, the profitability of some companies may falter and the stocks of companies able to keep achieving above-average growth should do well, in Turner's estimation. In short, Turner anticipates that investors may be willing to pay a premium for superior earnings growth and bona fide growth stocks. Turner notes, however, that two catalysts could thwart the continuation of the bull market. First, the latest annualized core inflation rate is more than 2% above the level that the Fed considers acceptable. Fed Chairman Ben Bernanke hinted in late November that the threat of inflation is still worrisome enough to possibly warrant another interest rate increase. Second, the yield curve remains inverted, with the three-month Treasury rate higher than its 10-year counterpart. An inverted yield curve has historically served as a reliable predictor of a recession in modern times. A combination of rising interest rates and accelerating inflation could mute corporate earnings and precipitate a recession. Turner does not believe that this scenario will play out. The firm believes the economy will grow at a solid pace, inflation should be subdued, corporate earnings growth should reach the high single digits, and the stock market should have more gains in store for 2007.

Top Ten Common Stock Holdings as of December 31, 2006 (Unaudited)

Cisco Systems	4.6%
Google, Cl A	4.3%
Allergan	3.7%
Chicago Mercantile Exchange Holdings, Cl A	3.5%
Goldman Sachs Group	2.8%
Apple Computer	2.8%
General Electric	2.5%
Deere	2.5%
Baxter International	2.5%
Hologic	2.4%
As a % of Total Portfolio Investments	31.6%

Large Cap Growth
Concentrated Portfolio

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED PORTFOLIO — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of December 31, 2006

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Large Cap Growth Concentrated Portfolio	09/25/97	8.09%	6.90%	2.19%	6.36%
Russell 1000® Growth Index[1]	09/25/97	9.07%	6.87%	2.69%	3.15%
S&P 500 Index[1]	09/25/97	15.80%	10.44%	6.19%	6.24%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on page 2.

[1] The Portfolio will no longer include the S&P 500 Index as a performance benchmark as the Russell 1000® Growth Index better reflects the Portfolio's investment strategy.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of September 25, 1997 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2006 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2006

Description	Shares	Value (000)
Common Stock — 99.4%		
Agricultural Chemicals — 1.8%		
Monsanto	23,230	$ 1,220
Total Agricultural Chemicals		1,220
Agricultural Operations — 1.1%		
Archer-Daniels-Midland	22,790	728
Total Agricultural Operations		728
Apparel Manufacturers — 2.1%		
Coach*	19,200	825
Polo Ralph Lauren	8,000	621
Total Apparel Manufacturers		1,446
Beverages-Non-Alcoholic — 1.0%		
PepsiCo	11,300	707
Total Beverages-Non-Alcoholic		707
Cable TV — 2.2%		
Comcast, Cl A*	34,340	1,454
Total Cable TV		1,454
Casino Hotels — 1.2%		
Las Vegas Sands*	8,720	780
Total Casino Hotels		780
Casino Services — 1.1%		
International Game Technology	16,250	751
Total Casino Services		751
Cellular Telecommunications — 1.9%		
NII Holdings*	19,440	1,253
Total Cellular Telecommunications		1,253
Computers — 5.2%		
Apple Computer*	22,500	1,909
Hewlett-Packard	39,300	1,619
Total Computers		3,528
Cosmetics & Toiletries — 2.1%		
Procter & Gamble	21,580	1,387
Total Cosmetics & Toiletries		1,387
Data Processing/Management — 2.1%		
Global Payments	23,710	1,098
NAVTEQ*	8,400	293
Total Data Processing/Management		1,391
Diversified Manufacturing Operations — 2.5%		
General Electric	45,480	1,692
Total Diversified Manufacturing Operations		1,692

Description	Shares	Value (000)
E-Commerce/Products — 0.7%		
Nutri/System*	7,130	$ 452
Total E-Commerce/Products		452
Electric Products-Miscellaneous — 2.0%		
Emerson Electric	30,300	1,336
Total Electric Products-Miscellaneous		1,336
Electronic Components-Semiconductors — 2.6%		
Broadcom, Cl A*	17,790	575
Nvidia*	16,400	607
Texas Instruments	20,440	588
Total Electronic Components-Semiconductors		1,770
Engineering/R&D Services — 1.4%		
Foster Wheeler*	17,400	959
Total Engineering/R&D Services		959
Finance-Investment Banker/Broker — 7.1%		
Charles Schwab	76,670	1,483
Goldman Sachs Group	9,640	1,922
UBS	23,310	1,406
Total Finance-Investment Banker/Broker		4,811
Finance-Other Services — 3.5%		
Chicago Mercantile Exchange Holdings, Cl A	4,630	2,360
Total Finance-Other Services		2,360
Food-Confectionery — 0.9%		
WM Wrigley Jr.	11,700	605
Total Food-Confectionery		605
Internet Infrastructure Software — 0.8%		
Akamai Technologies*	9,790	520
Total Internet Infrastructure Software		520
Internet Security — 1.2%		
Checkfree*	20,000	803
Total Internet Security		803
Machinery-Farm — 2.5%		
Deere	17,800	1,692
Total Machinery-Farm		1,692
Medical Instruments — 1.0%		
Intuitive Surgical*	6,910	663
Total Medical Instruments		663
Medical Products — 2.5%		
Baxter International	36,190	1,679
Total Medical Products		1,679

Old Mutual Large Cap Growth Concentrated Portfolio — concluded

Schedule of Investments

As of December 31, 2006

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 1.0%		
Genzyme*	11,100	$ 684
Total Medical-Biomedical/Genetic		684
Medical-Drugs — 5.9%		
Allergan	21,030	2,518
Pfizer	44,200	1,145
Wyeth	6,600	336
Total Medical-Drugs		3,999
Networking Products — 4.6%		
Cisco Systems*	114,560	3,131
Total Networking Products		3,131
Oil & Gas Drilling — 2.2%		
Nabors Industries*	38,300	1,141
Rowan	9,700	322
Total Oil & Gas Drilling		1,463
Oil Companies-Exploration & Production — 4.9%		
Anadarko Petroleum	13,400	583
Southwestern Energy*	44,600	1,563
XTO Energy	24,950	1,174
Total Oil Companies-Exploration & Production		3,320
Oil Companies-Integrated — 1.4%		
Occidental Petroleum	19,430	949
Total Oil Companies-Integrated		949
Oil Field Machinery & Equipment — 1.7%		
Cameron International*	21,530	1,142
Total Oil Field Machinery & Equipment		1,142
Oil Refining & Marketing — 1.4%		
Valero Energy	18,800	962
Total Oil Refining & Marketing		962
Oil-Field Services — 2.2%		
Schlumberger	15,600	985
Smith International	12,100	497
Total Oil-Field Services		1,482
Real Estate Management/Services — 1.4%		
CB Richard Ellis Group, Cl A*	28,510	947
Total Real Estate Management/Services		947
Retail-Apparel/Shoe — 1.0%		
Under Armour, Cl A*	13,300	671
Total Retail-Apparel/Shoe		671

Description	Shares	Value (000)
Retail-Pet Food & Supplies — 1.0%		
Petsmart	23,600	$ 681
Total Retail-Pet Food & Supplies		681
Retail-Restaurants — 1.9%		
Starbucks*	35,800	1,268
Total Retail-Restaurants		1,268
Retail-Sporting Goods — 0.6%		
Dick's Sporting Goods*	8,300	407
Total Retail-Sporting Goods		407
Semiconductor Equipment — 1.2%		
Kla-Tencor	16,750	833
Total Semiconductor Equipment		833
Telecommunications Equipment-Fiber Optics — 2.1%		
Corning*	76,400	1,429
Total Telecommunications Equipment-Fiber Optics		1,429
Therapeutics — 2.3%		
Gilead Sciences*	24,360	1,582
Total Therapeutics		1,582
Transport-Services — 2.0%		
CH Robinson Worldwide	18,590	760
FedEx	5,200	565
Total Transport-Services		1,325
Web Portals/ISP — 4.3%		
Google, Cl A*	6,360	2,929
Total Web Portals/ISP		2,929
Wireless Equipment — 3.4%		
Crown Castle International*	20,180	652
Nokia ADR	17,600	358
Qualcomm	34,300	1,296
Total Wireless Equipment		2,306
X-Ray Equipment — 2.4%		
Hologic*	34,800	1,645
Total X-Ray Equipment		1,645
Total Common Stock (Cost $59,048)		67,142

Description	Face Amount (000)	Value (000)
Repurchase Agreement — 0.7%		
Morgan Stanley		
5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $491,560 (collateralized by a U.S. Government obligation, par value $495,000, 5.500%, 02/21/08, total market value $504,680)(A)	$491	$ 491
Total Repurchase Agreement (Cost $491)		491
Total Investments — 100.1% (Cost $59,539)		67,633
Other Assets and Liabilities, Net — (0.1)%		(69)
Net Assets — 100.0%		$ 67,564

* Non-income producing security.
(A) — Tri-party repurchase agreement
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
R&D — Research and Development
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

Statement of Assets & Liabilities (000, excluding shares)

As of December 31, 2006

	Old Mutual Large Cap Growth Concentrated Portfolio
Assets:	
Investment Securities (including Repurchase Agreements), at cost	$ 59,539
Investment Securities, at value	$ 67,142
Repurchase Agreement, at value	491
Dividends and Interest Receivable	70
Prepaid Trustees' Fees	5
Receivable for Management Fees Waived	4
Prepaid Expenses and Other Assets	5
Total Assets	67,717
Liabilities:	
Payable for Management Fees	53
Payable for Investments Purchased	36
Payable for Fund Shares Redeemed	19
Accrued Expenses	45
Total Liabilities	153
Net Assets	$ 67,564
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 6,481,662 outstanding shares of beneficial interest	$ 273,163
Accumulated Net Realized Loss on investments	(213,693)
Net Unrealized Appreciation on investments	8,094
Net Assets	$ 67,564
Net Asset Value, Offering and Redemption Price Per Share	$10.42

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the year ended December 31, 2006

	Old Mutual Large Cap Growth Concentrated Portfolio
Investment Income:	
Dividends	$ 593
Interest	50
Less: Foreign Taxes Withheld	(5)
Total Investment Income	638
Expenses:	
Management Fees	663
Trustees' Fees	23
Professional Fees	52
Transfer Agent Fees	26
Printing Fees	15
Custodian Fees	7
Other Fees	9
Total Expenses	795
Waiver of Management Fees	(140)
Net Expenses	655
Net Investment Loss	(17)
Net Realized Gain from Security Transactions	19,557
Net Change in Unrealized Depreciation on Investments	(13,660)
Net Realized and Unrealized Gain on Investments	5,897
Increase in Net Assets Resulting from Operations	$ 5,880

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Large Cap Growth Concentrated Portfolio	
	1/1/06 to 12/31/06	1/1/05 to 12/31/05
Investment Activities:		
Net Investment Loss	$ (17)	$ (677)
Net Realized Gain from Security Transactions	19,557	6,550
Net Change in Unrealized Depreciation on Investments	(13,660)	(3,278)
Net Increase in Net Assets Resulting from Operations	5,880	2,595
Capital Share Transactions:		
Shares Issued	201	11
Shares Redeemed	(20,086)	(31,177)
Decrease in Net Assets Derived from Capital Shares Transactions	(19,885)	(31,166)
Total Decrease in Net Assets	(14,005)	(28,571)
Net Assets:		
Beginning of Year	81,569	110,140
End of Year	**$ 67,564**	**$ 81,569**
Accumulated Net Investment Loss	$ —	$ —
Shares Issued and Redeemed:		
Shares Issued	19	1
Shares Redeemed	(2,003)	(3,614)
Net Decrease in Shares Outstanding	(1,984)	(3,613)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH FISCAL YEAR ENDED DECEMBER 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Loss to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
OLD MUTUAL LARGE CAP GROWTH CONCENTRATED PORTFOLIO														
2006	$9.64	$ —[1]	$0.78	$0.78	$ —	$ —	$ —	$10.42	8.09%	$67,564	0.89%	(0.02)%	1.08%	204.90%
2005	9.12	(0.07)[1]	0.59	0.52	—	—	—	9.64	5.70%	81,569	1.14%	(0.78)%	1.14%	28.42%
2004	8.53	(0.04)[1]	0.63	0.59	—	—	—	9.12	6.92%	110,140	1.10%	(0.44)%	1.10%	50.45%
2003	6.42	(0.05)[1]	2.16	2.11	—	—	—	8.53	32.87%	153,640	1.09%	(0.73)%	1.09%	92.66%
2002	9.35	(0.05)	(2.88)	(2.93)	—	—	—	6.42	(31.34)%	153,089	1.08%	(0.42)%	1.08%	164.94%

[1] Per share calculations were performed using average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

1. ORGANIZATION

Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Large Cap Growth Concentrated Portfolio and seven other funds: the Old Mutual Growth II Portfolio (the "Growth II Portfolio"), the Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio"), the Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio"), the Old Mutual Select Value Portfolio (the "Select Value Portfolio"), the Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio"), the Old Mutual Small Cap Portfolio (the "Small Cap Portfolio"), and the Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio"), (each a "Portfolio" and, collectively, the "Portfolios").

The Large Cap Growth Concentrated Portfolio is classified as a non-diversified management investment company. The financial statements for the Large Cap Growth Concentrated Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2006, 90% of the outstanding shares of the Large Cap Growth Concentrated Portfolio was held by the account of one participating insurance company.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Large Cap Growth Concentrated Portfolio in the preparation of its financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Trust uses pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Dividends paid from a Portfolio from net investment income and distributions from net realized short-term gains are, for federal income tax purposes, taxable as ordinary income to shareholders. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i)   market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Large Cap Growth Concentrated Portfolio had no outstanding futures contracts as of December 31, 2006.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Large Cap Growth Concentrated Portfolio had no outstanding options contracts as of December 31, 2006.

Commission Recapture — Some Portfolios may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Portfolio. Commission Recapture arrangements were accounted for as realized gains of the respective Portfolio. Under these arrangements, the Large Cap Growth Concentrated Portfolio received $0 during the year ended December 31, 2006. Effective September 30, 2006, these commission recapture programs were terminated.

Notes to Financial Statements — continued

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2006, no interest was earned by the Trust under this arrangement.

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor. Old Mutual Capital is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"), as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate as shown below. The Management Fee paid to Old Mutual Capital under the terms of the Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio. The rates have been in effect since January 1, 2006.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Concentrated Portfolio	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%

Administrator — Effective January 1, 2006, Old Mutual Capital replaced Old Mutual Fund Services as administrator to the Trust and the Portfolios. Under the terms of the Management Agreement, Old Mutual Capital receives the Management Fees listed above for providing both advisory and administrative services. The fee that Old Mutual Capital receives for providing these services is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Expense Limitation Agreement — In the interest of limiting expenses of the Large Cap Growth Concentrated Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), through December 31, 2008, with respect to the Large Cap Growth Concentrated Portfolio, pursuant to which the Advisor has contractually agreed to waive or limit its Management Fees and to assume other expenses of the Large Cap Growth Concentrated Portfolio to the extent necessary to limit the total annual expenses to no more than 0.89% of the Large Cap Growth Concentrated Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Large Cap Growth Concentrated Portfolio's business.

Reimbursement of Management Fees Waived — The Advisor may seek reimbursement for Management Fees waived or reimbursed and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Large Cap Growth Concentrated Portfolio of the Management Fees waived or reimbursed and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Large Cap Growth Concentrated Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Large Cap Growth Concentrated Portfolio to exceed 0.89%. Consequently, no reimbursement by the Large Cap Growth Concentrated Portfolio will be made unless: (i) the Large Cap Growth Concentrated Portfolio's assets exceed $75 million; (ii) the Large Cap Growth Concentrated Portfolio's total annual expense ratio is less than 0.89%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or reimbursed or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Large Cap Growth Concentrated Portfolio for which the Advisor may seek reimbursement was $140,177 (expiring December 31, 2009). As of December 31, 2006, the net assets of the Large Cap Growth Concentrated Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Large Cap Growth Concentrated Portfolio, and the Advisor entered into interim sub-advisory agreements with CastleArk Management, LLC and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Large Cap Growth Concentrated Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreements ("Sub-Advisory Agreements"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Large Cap Growth Concentrated Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees for each sub-advisor are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Concentrated Portfolio	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Adminstrative Services Agreement (the "Sub-Adminitrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds, and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios.

The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH and an affiliate of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor receive no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Large Cap Growth Concentrated Portfolio for the year ended December 31, 2006, were $149,131,954 and $166,303,650, respectively.

NOTES TO FINANCIAL STATEMENTS — continued

5. FEDERAL TAX INFORMATION

The Large Cap Growth Concentrated Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, are primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-In Capital (000)	Increase Undistributed Net Investment Income (000)
$(17)	$17

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:	
December 2009	$(131,658)
December 2010	(82,021)
Unrealized appreciation	8,080
	$(205,599)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Large Cap Growth Concentrated Portfolio utilized $19,311 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Large Cap Growth Concentrated Portfolio for federal income tax purposes at December 31, 2006 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$59,553	$9,489	$(1,409)	$8,080

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Large Cap Growth Concentrated Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Large Cap Growth Concentrated Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk – Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Large Cap Growth Concentrated Portfolio's growth style of investing, and the Large Cap Growth Concentrated Portfolio's returns may vary considerably from other equity funds using different investment styles.

Non-Diversified Portfolio Risk – The Large Cap Growth Concentrated Portfolio is "non-diversified" which means that it may own larger positions in a smaller number of securities than portfolios that are "diversified." The Large Cap Growth Concentrated Portfolio may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Large Cap Growth Concentrated Portfolio's NAV and total return than a diversified portfolio. The Large Cap Growth Concentrated Portfolio's share prices may also be more volatile than those of a diversified portfolio.

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Large Cap Growth Concentrated Portfolio may overweight specific industries within certain sectors, which may cause the Large Cap Growth Concentrated Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Large Cap Growth Concentrated Portfolio enters into contracts that provide general indemnifications. The Large Cap Growth Concentrated Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Large Cap Growth Concentrated Portfolio. However, based on experience, the Large Cap Growth Concentrated Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2006.

8. LITIGATION

In June 2004, Liberty Ridge, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG") related to activity in PBHG Funds (now known as the Old Mutual Advisor Funds II), an investment company in the same mutual fund complex having the same Board of Trustees as the Trust. Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's SAI are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to certain Portfolios. In this event, the Trust's Board would be required to seek a new sub-advisor for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge (formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")), its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

NOTES TO FINANCIAL STATEMENTS — concluded

AS OF DECEMBER 31, 2006

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Portfolio will not be required to adopt FIN 48 until June 30, 2007. As of December 31, 2006, the Large Cap Growth Concentrated Portfolio has not completed its evaluation of the impact, if any, that will result from the adoption of FIN 48.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Large Cap Growth Concentrated Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Large Cap Growth Concentrated Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Large Cap Growth Concentrated Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2007

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve month period ended June 30, 2006 is available without charge (i) upon request, by calling 800-347-9256; (ii) on the SEC's website at www.sec.gov; and (iii) on the Trust's website at www.omfunds.com.

Old Mutual Insurance Series Funds Form N-Q Information

Old Mutual Insurance Series Fund files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at www.sec.gov, and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Portfolio Expenses Example (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2006 (Unaudited)

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Large Cap Growth Concentrated Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Large Cap Growth Concentrated Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Large Cap Growth Concentrated Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Large Cap Growth Concentrated Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Large Cap Growth Concentrated Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Concentrated Portfolio				
Actual Portfolio Return	$1,000.00	$1,066.50	0.89%	$4.64
Hypothetical 5% Return	1,000.00	1,020.72	0.89	4.53

* Expenses are equal to the Large Cap Growth Concentrated Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 (Unaudited)

The management and affairs of the Trust are supervised by the Trustees under the laws of the State of Delaware. The Trustees and executive Officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive Officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado, 80237. Additional information about the Portfolio's Trustees and executive Officers is available in the Trust's Statement of Additional Information ("SAI"), which can be obtained without charge by calling 1-800-433-0051, or via the Internet at www.omfunds.com.

Independent Trustees

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President (Principal Executive Officer)	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 - December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 - 2003).
Edward J. Veilleux (61)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one-year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Advisor Funds II and Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (58)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer (Principal Financial Officer)	Since 2006	Vice President of Fund Services, Old Mutual Capital, Inc., since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 - 2006)
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 - 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 - 2004).
Karen S. Proc (36)	Assistant Secretary	Since 2005	Vice President, Old Mutual Capital since January 2007; Associate General Counsel, Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).

  * The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

Board Review and Approval of Investment Advisory and Sub-Advisory Agreements (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), none of whom were "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one-year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Portfolio" and together, the "Portfolios"). Portfolio management of the Portfolios is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Portfolios in April 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and restructuring of the Portfolios' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Portfolio shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of six new sub-advisors for the Portfolios, including CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner" and collectively, the "New Sub-Advisors"). Also as part of the 2006 Restructuring, Liberty Ridge assumed the role of sub-advisor to certain Portfolios (Liberty Ridge and the New Sub-Advisors are referred to herein as the "Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Portfolios and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Portfolios' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Portfolios' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Portfolio; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Portfolios' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Portfolio. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Portfolio performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed nine-month actual and one-year pro forma financial information presented by OMCAP and each of the Sub-Advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the Sub-Advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Portfolio with those of other funds in its Lipper universe

The Senior Officer recommended for each Portfolio, except the Small Cap Growth Portfolio for the reasons described below in the section titled "Advisory Agreements — Old Mutual Small Cap Growth Portfolio", that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Portfolios for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Portfolios, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Portfolios. The Board considered that the Management Fee for each Portfolio had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Portfolio Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Portfolios being reduced. The Board further considered the current Management Fee for each Portfolio as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Portfolio pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Portfolio's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Portfolios as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Portfolio Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Portfolio that capped expenses borne by the Portfolios and their shareholders. These expense limitations provided a meaningful reduction in the Portfolios' expense ratios. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Portfolio as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Portfolios on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Portfolios for the nine-month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to Liberty Ridge, the Board considered its historical investment performance in managing the Portfolios with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Portfolio's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Portfolios, the Board considered the effectiveness of the Portfolios' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Portfolios invest. The Board also considered the potential advantages of the multi-manager approach of these Portfolios in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Portfolios and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Portfolios* — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Portfolios. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Board Review and Approval of Investment Advisory and Sub-Advisory Agreements — continued (Unaudited)

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Portfolio as well as a discussion of the investment performance of each Portfolio.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Columbus Circle, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 place it in the 88th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is below the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance placed it below the median in the Portfolio's Lipper category, the initiation of fee caps at the beginning of 2006 should help improve performance over time and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, strong relative performance of the Portfolio (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 38th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Board Review and Approval of Investment Advisory and Sub-Advisory Agreements — concluded (Unaudited)

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the twelve-month period ended September 30, 2006 place it in the 79th percentile of funds in its Lipper category.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Portfolio is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Portfolio's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the sub-advisor in managing the Portfolio in prior years and the sub-advisor's good recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance during the twelve-month period ended September 30, 2006 over the Portfolio's historical performance. The Trustees noted that the Portfolio's performance ranked in the top 7% of funds in its Lipper category for the twelve-month period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, excellent relative performance of the Portfolio during the twelve-month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance ranked in the 63rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees noted that the Portfolio's two sub-advisors contributed equally to the Portfolio's performance. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance has placed it below the Portfolio's median of its Lipper category, the initiation of fee caps at the beginning of 2006 should help to improve its performance over time and this fact, combined with the relatively short time frame in which to measure the performance of the sub-advisor, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Copper Rock, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 places it in the 79th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but also considered that because of the Portfolio's small size, OMCAP was waiving all of its advisory fee and reimbursing some of the Portfolio's expenses. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Portfolio's poor performance combined with its very low asset base make it a candidate for liquidation or merger.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Portfolio, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a meeting of shareholders of Old Mutual Insurance Series Fund (the "Trust"), held on April 19, 2006, shareholders of each of the series portfolios of the Trust (each a "Portfolio"), voting as a single class, elected four trustees of the Trust. In addition, shareholders of the Portfolios, voting separately, approved a new investment management agreement and new sub-advisory agreement(s) and shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio, and Old Mutual Small Cap Portfolio, voting separately, approved a proposal to permit the investment advisor to manage those Portfolios as manager of managers Portfolios.

The following is a report on the votes cast:

Proposal 1.   Election of Trustees

Candidate	# of Shares For Nominee	# of Shares Against/Withheld
Leigh A. Wilson	453,911,578	23,691,591
John R. Bartholdson	453,491,784	24,111,386
Jettie M. Edwards	453,930,879	23,672,290
Albert A. Miller	453,278,856	24,324,314

Proposal 2.   Proposal For A New Investment Management Agreement For All Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	38,295,536	2,811,911	1,554,475
Growth II	3,361,386	70,384	128,871
Large Cap Growth	1,086,749	12,634	55,374
Large Cap Growth Concentrated	7,016,912	399,321	605,803
Mid-Cap	2,960,168	93,809	218,409
Select Value	3,293,402	121,284	70,809
Small Cap	5,101,428	29,991	79,352
Small Cap Growth	363,807	0	23,940

Proposal 3.   Propsal For New Sub-Advisory Agreement(s) For All Portfolios

	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
a. Old Mutual Columbus Circle Technology and Communications Portfolio			
3g. Columbus Circle Investors	38,150,918	2,915,137	1,595,866
b. Old Mutual Growth II Portfolio			
3c. Turner Investment Partners, Inc.	3,288,349	119,562	152,728
3e. Munder Capital Partners, LLC	3,251,208	155,660	153,772
c. Old Mutual Large Cap Growth Portfolio			
3c. Turner Investment Partners, Inc.	1,054,813	38,021	61,923
3d. CastleArk Management, LLC	1,063,363	33,410	57,983
d. Old Mutual Large Cap Growth Concentrated Portfolio			
3c. Turner Investment Partners, Inc.	7,016,912	399,321	605,803
3d. CastleArk Management, LLC	7,016,912	399,321	605,803
e. Old Mutual Mid-Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	2,933,237	116,028	223,121
f. Old Mutual Select Value Portfolio			
3a. Liberty Ridge Capital, Inc.	3,275,790	105,484	104,221
g. Old Mutual Small Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	5,101,428	29,991	79,352
3b. Eagle Asset Management, Inc.	5,101,428	29,991	79,352
h. Old Mutual Small Cap Growth Portfolio			
3f. Copper Rock Capital Partners, LLC	360,383	0	27,364

Proposal 4.   Proposal To Permit Certain Portfolios To Be Managed As Manager Of Managers Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	37,606,047	3,544,842	1,511,033
Growth II	3,299,801	171,214	89,625
Large Cap Growth	1,039,135	55,031	60,590
Large Cap Growth Concentrated	6,750,263	665,970	605,803
Small Cap	5,020,682	110,737	79,352



OLD MUTUAL INSURANCE SERIES FUND

Contact Us for More Information About the Old Mutual Insurance Series Fund

By Telephone

1-800-347-9256

By Mail

Old Mutual Insurance Series Fund
P.O. Box 419229
Kansas City, MO 64141-6229

In Person

4643 South Ulster Street, 6th Floor
Denver, CO 80237

On the Internet

www.omfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting www.omfunds.com or by calling 1-800-347-9256 toll free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-014 01/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Mid-Cap Portfolio

ANNUAL REPORT | December 31, 2006



Table of Contents

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2006, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2006, are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEX

The comparative index discussed in this report is meant to provide a basis for judging the Portfolio's performance against a specific securities index. The index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

As the recently appointed president of Old Mutual Insurance Series Fund (the "Trust"), it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the year, we are pleased to report that the twelve-month period ended December 31, 2006 finished on a decidedly positive note.

Against this backdrop, value stocks once again outperformed their growth counterparts based on a yearlong comparison of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes. Warning signs such as interest rate uncertainty, rising energy prices, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks.

While positive factors such as these helped to push the major equity indexes higher for the fiscal year, we continue to see signs that growth stocks may be poised for improving performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. Earlier in the year, we appointed several new sub-advisors for the Trust's portfolios known for their consistency, depth and stability. More recently, we have taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including portfolio performance. For more complete information, we invite you to refer to the following pages in which the Portfolio's activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at President@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Portfolios' sub-advisors and their well-honed institutional disciplines. We look forward to the coming fiscal year with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value indexes.

OLD MUTUAL MID-CAP PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

- *For the one-year period ended December 31, 2006, the Old Mutual Mid-Cap Portfolio outperformed the S&P MidCap 400 Index, gaining 11.19% compared to the benchmark's 10.32% return.*

- *Stock-specific factors, rather than macroeconomic themes or sector over/underweights, generally accounted for the Portfolio's relative out-performance in 2006.*

- *Top contributing sectors included consumer discretionary, financials, and industrials, while materials, health care, and utilities detracted from relative performance.*

- *Top performing stocks held by the Portfolio during the period included First Marblehead, OfficeMax, and Medicines Company, while top detractors included CV Therapeutics, Multi-Fineline Electronix (no longer a Portfolio holding), and Angiotech Pharmaceuticals.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2006, the Old Mutual Mid-Cap Portfolio outperformed its benchmark, the S&P MidCap 400 Index. The Portfolio gained 11.19%, while the benchmark Index returned 10.32% for the same period.

Q. What investment environment did the Portfolio face during the past year?

A. Despite macroeconomic warning signs from an inverted yield curve — a situation that occurs when short-term instruments yield more than their long-term counterparts — and a declining housing market, investors took heart in historically high corporate profit margins, continued share buybacks, and high levels of private equity activity. These positives pushed the major equity indexes higher for the one-year period.

Q. How did security composition affect Portfolio performance?

A. Stock-specific factors, rather than macroeconomic themes or sector over/underweights, generally accounted for the Portfolio's relative performance in 2006. Top contributing sectors included consumer discretionary, financials, and industrials, while materials, health care, and utilities detracted from relative performance. Top performing stocks held by the Portfolio during the period included First Marblehead, OfficeMax, and Medicines Company, while top detractors included CV Therapeutics, Multi-Fineline Electronix (no longer a Portfolio holding), and Angiotech Pharmaceuticals.

Among financial-sector stocks, the Portfolio produced strong relative gains due to stock selection. Student loan facilitator, First Marblehead, recovered fully from what the Portfolio's sub-advisor Liberty Ridge Capital, Inc. ("Liberty Ridge"), believes was a severe overreaction in the fourth quarter of 2005 to potential client losses. As the leading provider of outsourced solutions in the private student lending space, First Marblehead is well positioned in a fast-growing and relatively untapped market. The sub-advisor notes that the firm stands to benefit from rising education costs, further limitations on federal funding for student loans, and expanded awareness of private lending opportunities available to students and their parents.

The Portfolio also benefited from an underweight position within the lagging consumer discretionary sector and strong stock performance within the sector. Specialty retailer OfficeMax had a very strong 2006 after lackluster results in 2005. The company has successfully executed a turnaround focused on improved logistics and distribution, resulting in strong margin improvements and earnings-per-share growth.

Challenging the lackluster performance trend in the health care sector, Medicines Company benefited from increased penetration of its main product, blood thinner-Angiomax. The company's stock also benefited from positive news concerning drug trials that may ultimately allow Angiomax to be used in new clinical settings.

The overall market saw the weakest results from the health care sector. The Portfolio's overweight in this sector hurt relative results, and stock selection, particularly within the biotechnology industry, exacerbated the effect. CV Therapeutics, whose Ranexa angina medication is in early release, reported slower than expected patient sales in preliminary prescription data. In early 2007, studies will be released that the sub-advisor believes will be more impactful than this preliminary data, and Liberty Ridge continues to hold this stock in anticipation of those results.

In the technology sector, electronic equipment manufacturer Multi-Fineline Electronix was among the Portfolio's top detractors. The company unexpectedly lost significant market share during the third quarter of 2006 within Motorola's cell-phone lineup, which was a major revenue source for the company. Liberty Ridge exited its position after reviewing the company's fundamentals and determining, in its view, that a turnaround was not likely given the company's competitive position.

Finally, specialty pharmaceutical designer Angiotech Pharmaceuticals delivered sub-par results and detracted from performance during the period. Its primary revenue generator, Taxus, saw sales shortfalls arising from safety concerns, and the market seemed unenthusiastic about the company's remaining pipeline. Liberty Ridge believes current prices do not give sufficient credit to the company's strong pipeline and that the firm should be able to revive its earnings growth as Taxus' safety concerns are resolved.

Q. What is the investment outlook for the mid-cap stock market?

A. As always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge focuses on finding companies that it believes will do well regardless of news headlines and believes a long-term perspective maximizes investment returns over time.

Top Ten Common Stock Holdings as of December 31, 2006 (Unaudited)	
Lincare Holdings	2.8%
Expedia	2.3%
Pitney Bowes	2.2%
Lawson Software	2.1%
Citrix Systems	2.1%
Medicines Company	2.0%
El Paso	2.0%
Aspen Insurance Holdings	1.9%
Sunrise Senior Living	1.9%
Reliant Energy	1.8%
As a % of Total Portfolio Investments	21.1%

Mid-Cap Portfolio

OLD MUTUAL MID-CAP PORTFOLIO — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of December 31, 2006

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Mid-Cap Portfolio	11/30/98	11.19%	11.79%	8.83%	14.33%
S&P MidCap 400 Index	11/30/98	10.32%	13.09%	10.89%	12.09%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of November 30, 1998 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2006 — % of Total Portfolio Investments



SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Common Stock — 98.3%		
Advertising Services — 1.2%		
Getty Images*	1,520	$ 65
Total Advertising Services		65
Aerospace/Defense-Equipment — 1.5%		
Goodrich	1,800	82
Total Aerospace/Defense-Equipment		82
Agricultural Operations — 0.2%		
Tejon Ranch*	210	12
Total Agricultural Operations		12
Airlines — 1.3%		
UAL*	1,660	73
Total Airlines		73
Applications Software — 4.6%		
Citrix Systems*	4,430	120
Nuance Communications*	4,940	57
Satyam Computer Services ADR	3,340	80
Total Applications Software		257
Building-Heavy Construction — 0.7%		
Washington Group International*	690	41
Total Building-Heavy Construction		41
Casino Hotels — 0.1%		
Melco PBL Entertainment ADR*	190	4
Total Casino Hotels		4
Coal — 0.6%		
Arch Coal	1,040	31
Total Coal		31
Commercial Services — 1.7%		
ChoicePoint*	2,390	94
Total Commercial Services		94
Commercial Services-Finance — 1.0%		
H&R Block	2,470	57
Total Commercial Services-Finance		57
Computer Services — 0.8%		
Unisys*	5,420	42
Total Computer Services		42
Computers-Peripheral Equipment — 0.5%		
Logitech International*	980	28
Total Computers-Peripheral Equipment		28

Description	Shares	Value (000)
Data Processing/Management — 1.9%		
Dun & Bradstreet*	560	$ 46
Fair Isaac	720	29
NAVTEQ*	870	31
Total Data Processing/Management		106
Dialysis Centers — 1.4%		
DaVita*	1,350	77
Total Dialysis Centers		77
Diversified Manufacturing Operations — 1.5%		
Dover	1,510	74
Trinity Industries	370	13
Total Diversified Manufacturing Operations		87
E-Commerce/Services — 2.3%		
Expedia*	6,170	129
Total E-Commerce/Services		129
Electronic Components-Miscellaneous — 1.3%		
Flextronics*	6,420	74
Total Electronic Components-Miscellaneous		74
Electronic Components-Semiconductors — 4.1%		
DSP Group*	2,110	46
International Rectifier*	740	28
PMC-Sierra*	5,810	39
QLogic*	2,000	44
Semtech*	5,570	73
Total Electronic Components-Semiconductors		230
Electronic Parts Distribution — 1.5%		
Avnet*	3,220	82
Total Electronic Parts Distribution		82
Enterprise Software/Services — 2.2%		
Lawson Software*	16,290	120
Total Enterprise Software/Services		120
Entertainment Software — 1.3%		
Activision*	1,990	34
Electronic Arts*	750	38
Total Entertainment Software		72
Finance-Consumer Loans — 1.2%		
First Marblehead	1,220	67
Total Finance-Consumer Loans		67
Finance-Investment Banker/Broker — 1.1%		
Greenhill	840	62
Total Finance-Investment Banker/Broker		62

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Finance-Other Services — 1.1%		
Asset Acceptance Capital*	3,800	$ 64
Total Finance-Other Services		64
Gas-Distribution — 0.5%		
WGL Holdings	850	28
Total Gas-Distribution		28
Golf — 0.7%		
Callaway Golf	2,740	39
Total Golf		39
Hotels & Motels — 1.3%		
InterContinental Hotels ADR	2,860	72
Total Hotels & Motels		72
Independent Power Producer — 2.7%		
Mirant*	1,590	50
Reliant Energy*	7,120	101
Total Independent Power Producer		151
Industrial Automation/Robot — 0.8%		
Cognex	1,860	44
Total Industrial Automation/Robot		44
Industrial Gases — 1.1%		
Air Products & Chemicals	840	59
Total Industrial Gases		59
Internet Infrastructure Equipment — 0.7%		
Avocent*	1,180	40
Total Internet Infrastructure Equipment		40
Investment Management/Advisory Services — 0.2%		
Janus Capital Group	400	9
Total Investment Management/Advisory Services		9
Machinery-Print Trade — 1.3%		
Zebra Technologies, Cl A*	2,050	71
Total Machinery-Print Trade		71
Medical Information Systems — 2.2%		
Eclipsys*	1,850	38
IMS Health	3,100	85
Total Medical Information Systems		123
Medical Products — 0.5%		
Becton Dickinson	400	28
Total Medical Products		28
Medical-Biomedical/Genetic — 2.4%		
Invitrogen*	1,700	96
Medimmune*	1,070	35
Total Medical-Biomedical/Genetic		131

Description	Shares	Value (000)
Medical-Drugs — 1.1%		
Angiotech Pharmaceuticals*	7,170	$ 59
Total Medical-Drugs		59
Medical-Outpatient/Home Medical — 2.8%		
Lincare Holdings*	3,870	154
Total Medical-Outpatient/Home Medical		154
Miscellaneous Manufacturing — 0.9%		
Aptargroup	830	49
Total Miscellaneous Manufacturing		49
Multi-Line Insurance — 1.3%		
XL Capital, Cl A	980	71
Total Multi-Line Insurance		71
Non-Ferrous Metals — 1.1%		
USEC*	5,000	64
Total Non-Ferrous Metals		64
Non-Hazardous Waste Disposal — 1.4%		
Allied Waste Industries*	6,150	76
Total Non-Hazardous Waste Disposal		76
Office Automation & Equipment — 2.2%		
Pitney Bowes	2,700	125
Total Office Automation & Equipment		125
Oil & Gas Drilling — 2.5%		
Pride International*	1,240	37
Rowan	1,740	58
Todco*	1,340	46
Total Oil & Gas Drilling		141
Oil Companies-Exploration & Production — 1.0%		
Mariner Energy*	1,800	35
Pogo Producing	470	23
Total Oil Companies-Exploration & Production		58
Oil-Field Services — 1.8%		
Hanover Compressor*	2,850	54
Tidewater	960	46
Total Oil-Field Services		100
Paper & Related Products — 3.2%		
Abitibi-Consolidated	29,860	76
Smurfit-Stone Container*	9,570	101
Total Paper & Related Products		177
Pipelines — 2.0%		
El Paso	7,290	111
Total Pipelines		111

Description	Shares	Value (000)
Platinum — 0.7%		
Stillwater Mining*	3,250	$ 41
Total Platinum		41
Printing-Commercial — 1.7%		
RR Donnelley & Sons	2,690	96
Total Printing-Commercial		96
Publishing-Books — 1.5%		
Scholastic*	2,260	81
Total Publishing-Books		81
Reinsurance — 7.2%		
Allied World Assurance Holdings	2,140	93
Aspen Insurance Holdings	4,140	109
Axis Capital Holdings	2,240	75
Everest Re Group	370	36
Montpelier Re Holdings	4,820	90
Total Reinsurance		403
REITs-Hotels — 0.9%		
Host Hotels & Resorts	2,020	50
Total REITs-Hotels		50
Rental Auto/Equipment — 0.6%		
Avis Budget Group*	1,660	36
Total Rental Auto/Equipment		36
Retail-Apparel/Shoe — 0.6%		
Gap	1,720	34
Total Retail-Apparel/Shoe		34
Retail-Office Supplies — 1.1%		
OfficeMax	1,200	60
Total Retail-Office Supplies		60
Retail-Restaurants — 0.9%		
Cheesecake Factory*	2,070	51
Total Retail-Restaurants		51
Retirement/Aged Care — 1.9%		
Sunrise Senior Living*	3,520	108
Total Retirement/Aged Care		108
S&L/Thrifts-Eastern US — 1.3%		
NewAlliance Bancshares	4,250	70
Total S&L/Thrifts-Eastern US		70

Description	Shares/Face Amount (000)	Value (000)
Semiconductor Components-Integrated Circuits — 1.5%		
Cypress Semiconductor*	1,650	$ 28
Integrated Device Technology*	1,820	28
Maxim Integrated Products	970	30
Total Semiconductor Components-Integrated Circuits		86
Telecommunications Equipment — 2.2%		
Andrew*	3,290	33
Plantronics	4,090	87
Total Telecommunications Equipment		120
Telecommunications Services — 1.4%		
Amdocs*	2,080	81
Total Telecommunications Services		81
Therapeutics — 3.0%		
CV Therapeutics*	3,900	54
Medicines Company*	3,530	112
Total Therapeutics		166
Transport-Equipment & Leasing — 0.6%		
GATX	770	33
Total Transport-Equipment & Leasing		33
Wireless Equipment — 0.4%		
Powerwave Technologies*	3,710	24
Total Wireless Equipment		24
Total Common Stock (Cost $4,311)		5,476
Repurchase Agreement — 2.1%		
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $117,441 (collateralized by a U.S. Government obligation, par value $120,000, 5.500%, 06/22/11, total market value $121,066)(A)	$117	117
Total Repurchase Agreement (Cost $117)		117
Total Investments — 100.4% (Cost $4,428)		5,593
Other Assets and Liabilities, Net — (0.4)%		(21)
Net Assets — 100.0%		$ 5,572

* Non-income producing security.
(A) — Tri-party repurchase agreement
ADR — American Depositary Receipt
Cl — Class
REIT — Real Estate Investment Trust
S&L— Savings & Loan
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2006

	Old Mutual Mid-Cap Portfolio
Assets:	
Investment Securities (including Repurchase Agreements), at cost	$ 4,428
Investment Securities, at value	$ 5,476
Repurchase Agreement, at value	117
Receivable for Investments Sold	16
Dividends and Interest Receivable	13
Prepaid Trustees' Fees	1
Prepaid Expenses and Other Assets	3
Total Assets	5,626
Liabilities:	
Payable for Investments Purchased	9
Payable for Management Fees	17
Payable for Fund Shares Redeemed	2
Accrued Expenses	26
Total Liabilities	54
Net Assets	$ 5,572
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 317,520 oustanding shares of beneficial interest	$ 1,030
Accumulated Net Realized Gain on Investments	3,377
Net Unrealized Appreciation on Investments	1,165
Net Assets	$ 5,572
Net Asset Value, Offering and Redemption Price Per Share	$17.55

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE YEAR ENDED DECEMBER 31, 2006

	Old Mutual Mid-Cap Portfolio
Investment Income:	
Dividends	$ 312
Interest	69
Less: Foreign Taxes Withheld	(2)
Total Investment Income	379
Expenses:	
Management Fees	453
Trustees' Fees	19
Printing Fees	31
Transfer Agent Fees	26
Professional Fees	25
Custodian Fees	14
Other Fees	7
Total Expenses	575
Waiver of Management Fees	(103)
Net Expenses	472
Net Investment Loss	(93)
Net Realized Gain from Security Transactions	11,273
Net Change in Unrealized Depreciation on Investments	(6,875)
Net Realized and Unrealized Gain on Investments	4,398
Increase in Net Assets Resulting from Operations	$ 4,305

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Mid-Cap Portfolio	
	1/1/06 to 12/31/06	1/1/05 to 12/31/05
Investment Activities:		
Net Investment Income (Loss)	$ (93)	$ 122
Net Realized Gain from Security Transactions	11,273	2,412
Net Change in Unrealized Appreciation (Depreciation) on Investments	(6,875)	516
Net Increase in Net Assets Resulting from Operations	4,305	3,050
Dividends and Distributions to Shareholders from:		
Net Investment Income	(129)	—
Net Realized Gains from Security Transactions	(2,424)	(4,030)
Total Dividends and Distributions	(2,553)	(4,030)
Capital Share Transactions:		
Shares Issued	3,981	10,012
Shares Issued upon Reinvestment of Distributions	2,553	4,030
Shares Redeemed	(57,558)	(4,984)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(51,024)	9,058
Total Increase (Decrease) in Net Assets	(49,272)	8,078
Net Assets:		
Beginning of Year	54,844	46,766
End of Year	$ 5,572	$54,844
Undistributed Net Investment Income	$ —	$ 129
Shares Issued and Redeemed:		
Shares Issued	231	602
Shares Issued upon Reinvestment of Distributions	160	252
Shares Redeemed	(3,360)	(302)
Net Increase (Decrease) in Shares Outstanding	(2,969)	552

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
Old Mutual Mid-Cap Portfolio														
2006	$16.69	$(0.03)[1]	$1.81	$ 1.78	$(0.05)	$(0.87)	$(0.92)	$17.55	11.19%	$ 5,572	0.99%	(0.19)%	1.20%	152.62%
2005	17.10	0.04[1]	0.88	0.92	—	(1.33)	(1.33)	16.69	5.71%	54,844	1.17%	0.25%	1.17%	89.06%
2004	14.64	(0.04)[1]	2.76	2.72	—	(0.26)	(0.26)	17.10	18.86%	46,766	1.17%	(0.26)%	1.17%	123.19%
2003	10.90	(0.03)[1]	3.77	3.74	—	—	—	14.64	34.31%	30,859	1.20%	(0.24)%	1.23%	147.82%
2002	13.40	—	(2.50)	(2.50)	—	—	—	10.90	(18.66)%	13,693	1.20%	(0.07)%	1.47%	197.63%

[1] Per share calculations were performed using average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

1. ORGANIZATION

Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Mid-Cap Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio"), the Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio"), the Old Mutual Growth II Portfolio (the "Growth II Portfolio"), the Old Mutual Select Value Portfolio (the "Select Value Portfolio"), the Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio"), the Old Mutual Small Cap Portfolio (the "Small Cap Portfolio"), and the Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio"), (each a "Portfolio" and, collectively, the "Portfolios").

The Mid-Cap Portfolio is classified as a diversified management investment company. The financial statements for the Mid-Cap Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2006, 10%, 24% and 59% of the outstanding shares of the Mid-Cap Portfolio were held by the separate accounts of three participating insurance companies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Mid-Cap Portfolio in the preparation of its financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Trust uses pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Dividends paid from a Portfolio from net investment income and distributions from net realized short-term gains are, for federal income tax purposes, taxable as ordinary income to shareholders. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Mid-Cap Portfolio had no outstanding futures contracts as of December 31, 2006.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Mid-Cap Portfolio had no outstanding options contracts as of December 31, 2006.

Commission Recapture — Some Portfolios may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Portfolio. Commission Recapture arrangements were accounted for as realized gains of the respective Portfolio. Under these arrangements, the Mid-Cap Portfolio received $0 during the year ended December 31, 2006. Effective September 30, 2006, these commission recapture programs were terminated.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2006, no interest was earned by the Trust under this arrangement.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor. Old Mutual Capital is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"), as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate as shown below. The Management Fee paid to Old Mutual Capital under the terms of the Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio. The rates have been in effect since January 1, 2006.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Mid-Cap Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Administrator — Effective January 1, 2006, Old Mutual Capital replaced Old Mutual Fund Services as administrator to the Trust and the Portfolios. Under the terms of the Management Agreement, Old Mutual Capital receives the Management Fees listed above for providing both advisory and administrative services. The fee that Old Mutual Capital receives for providing these services is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Expense Limitation Agreement — In the interest of limiting expenses of the Mid-Cap Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), through December 31, 2008, with respect to the Mid-Cap Portfolio, pursuant to which the Advisor has contractually agreed to waive or limit its Management Fees and to assume other expenses of the Mid-Cap Portfolio to the extent necessary to limit the total annual expenses to no more than 0.99% of the Mid-Cap Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Mid-Cap Portfolio's business.

Reimbursement of Management Fees Waived — The Advisor may seek reimbursement for Management Fees waived or reimbursed and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Mid-Cap Portfolio of the Management Fees waived or reimbursed and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Mid-Cap Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Mid-Cap Portfolio to exceed 0.99%. Consequently, no reimbursement by the Mid-Cap Portfolio will be made unless: (i) the Mid-Cap Portfolio's assets exceed $75 million; (ii) the Mid-Cap Portfolio's total annual expense ratio is less than 0.99%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or reimbursed or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Mid-Cap Portfolio for which the Advisor may seek reimbursement was $102,556 (expiring December 31, 2009). As of December 31, 2006, the net assets of the Mid-Cap Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Mid-Cap Portfolio, and the Advisor entered into an interim sub-advisory agreement with Liberty Ridge to provide co-sub-advisory services to the Mid-Cap Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreement ("Sub-Advisory Agreement"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, the sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Mid-Cap Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Mid-Cap Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Adminstrative Services Agreement (the "Sub-Adminitrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds, and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios.

The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH and an affiliate of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor receive no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Mid-Cap Portfolio for the year ended December 31, 2006, were $69,071,597 and $121,661,688, respectively.

5. FEDERAL TAX INFORMATION

The Mid-Cap Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF DECEMBER 31, 2006

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, are primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities, and to equalization, which classifies earnings and profits distributed to shareholders on the redemption of shares as a deemed dividend. These permanent differences were classified to/from the following accounts:

Increase Paid-In Capital (000)	Increase Undistributed Net Investment Income (000)	Decrease Accumulated Net Realized Gain (000)
$7,672	$93	$(7,765)

This reclassification had no effect on net assets or net asset value per share.

The tax character of dividends and distributions declared during the years ended December 31, 2006 and December 31, 2005 were as follows (000):

	Ordinary Income	Long-Term Capital Gains	Total
2006	$1,324	$1,229	$2,553
2005	2,605	1,425	4,030

As of December 31, 2006, the components of distributable earnings were as follows (000):

Undistributed ordinary income	$3,558
Undistributed Long-Term Capital Gain	320
Unrealized appreciation	664
	$4,542

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Mid-Cap Portfolio for federal income tax purposes at December 31, 2006 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$4,929	$1,190	$(526)	$664

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Mid-Cap Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Mid-Cap Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Small and Mid-Size Company Risk – The Mid-Cap Portfolio primarily invests in mid-sized companies and also may invest in smaller companies. While small-sized companies, and to an extent mid-sized companies, may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Mid-Cap Portfolio could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Mid-Cap Portfolio may overweight certain industries within a sector, which may cause the Mid-Cap Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Mid-Cap Portfolio enters into contracts that provide general indemnifications. The Mid-Cap Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Mid-Cap Portfolio. However, based on experience, the Mid-Cap Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2006.

8. LITIGATION

In June 2004, Liberty Ridge, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG") related to activity in PBHG Funds (now known as the Old Mutual Advisor Funds II), an investment company in the same mutual fund complex having the same Board of Trustees as the Trust. Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's SAI are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to certain Portfolios. In this event, the Trust's Board would be required to seek a new sub-advisor for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge (formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")), its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

NOTES TO FINANCIAL STATEMENTS — concluded

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Portfolio will not be required to adopt FIN 48 until June 30, 2007. As of December 31, 2006, the Mid-Cap Portfolio has not completed its evaluation of the impact, if any, that will result from the adoption of FIN 48.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Mid-Cap Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Mid-Cap Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Mid-Cap Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2007

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve month period ended June 30, 2006 is available without charge (i) upon request, by calling 800-347-9256; (ii) on the SEC's website at www.sec.gov; and (iii) on the Trust's website at www.omfunds.com.

Old Mutual Insurance Series Funds Form N-Q Information

Old Mutual Insurance Series Fund files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at www.sec.gov, and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2006 (Unaudited)

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Mid-Cap Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Mid-Cap Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Mid-Cap Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Mid-Cap Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Mid-Cap Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Mid-Cap Portfolio				
Actual Portfolio Return	$1,000.00	$1,092.90	0.99%	$5.22
Hypothetical 5% Return	1,000.00	1,020.21	0.99	5.04

* Expenses are equal to the Mid-Cap Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

NOTICE TO SHAREHOLDERS (Unaudited)
Federal Income Tax Information

At December 31, 2006, the Old Mutual Mid-Cap Portfolio ("Mid-Cap Portfolio") hereby designate $1,323,709 as ordinary income distributions, $453,063 as corporate dividends received deduction and $8,901,051 as long-term capital gain distributions for the purpose of the dividend paid deduction on its Federal income tax return.

As created by the Jobs and Growth Tax Relief Reconciliation Act of 2003, the amount of dividend income that qualifies as "Qualifying Dividend Income" is $507,858 for the Mid-Cap Portfolio. It is the intention for Mid-Cap Portfolio to designate the maximum amount permitted by law.

As created by the American Jobs Creation Act of 2004, "Qualified Short Term Capital Gain" represents the amount of short term capital gain that is exempt from U.S. Withholding when paid to foreign investors. Mid-Cap Portfolio hereby designate $1,194,675, qualified of short term capital gain.

As created by the American Jobs Creation Act of 2005, "Qualified Interest Income" represents the amount of qualifying interest that is exempt from U.S. Withholding when paid to foreign investors. Mid-Cap Portfolio hereby designate $61,014, qualified interest income.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 (Unaudited)

The management and affairs of the Trust are supervised by the Trustees under the laws of the State of Delaware. The Trustees and executive Officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive Officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado, 80237. Additional information about the Portfolio's Trustees and executive Officers is available in the Trust's Statement of Additional Information ("SAI"), which can be obtained without charge by calling 1-800-433-0051, or via the Internet at www.omfunds.com.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (61)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	26	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 2005.
John R. Bartholdson (61)	Trustee	Since 1997	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) since 1992.	42	Director, The Triumph Group, Inc. since 1992. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee, Old Mutual Advisor Funds (investment company - 16 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (59)	Trustee	Since 1997	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	26	Trustee, EQ Advisors Trust (investment company - 53 portfolios) since 1995. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee AXA Enterprise Funds Trust (investment company - 16 portfolios) since 2005.
Albert A. Miller (71)	Trustee	Since 1997	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 - 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 - 2002). Retired.	26	Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (1993 - 2002).	26	None

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

25

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 — concluded (Unaudited)

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President (Principal Executive Officer)	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 - December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 - 2003).
Edward J. Veilleux (61)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one-year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Advisor Funds II and Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (58)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer (Principal Financial Officer)	Since 2006	Vice President of Fund Services, Old Mutual Capital, Inc., since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 - 2006)
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 - 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 - 2004).
Karen S. Proc (36)	Assistant Secretary	Since 2005	Vice President, Old Mutual Capital since January 2007; Associate General Counsel, Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).

* The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

Board Review and Approval of Investment Advisory and Sub-Advisory Agreements (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), none of whom were "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one-year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Portfolio" and together, the "Portfolios"). Portfolio management of the Portfolios is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Portfolios in April 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and restructuring of the Portfolios' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Portfolio shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of six new sub-advisors for the Portfolios, including CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner" and collectively, the "New Sub-Advisors"). Also as part of the 2006 Restructuring, Liberty Ridge assumed the role of sub-advisor to certain Portfolios (Liberty Ridge and the New Sub-Advisors are referred to herein as the "Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Portfolios and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Portfolios' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Portfolios' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Portfolio; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Portfolios' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Portfolio. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Portfolio performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed nine-month actual and one-year pro forma financial information presented by OMCAP and each of the Sub-Advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the Sub-Advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Portfolio with those of other funds in its Lipper universe

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

The Senior Officer recommended for each Portfolio, except the Small Cap Growth Portfolio for the reasons described below in the section titled "Advisory Agreements — Old Mutual Small Cap Growth Portfolio", that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Portfolios for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Portfolios, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Portfolios. The Board considered that the Management Fee for each Portfolio had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Portfolio Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Portfolios being reduced. The Board further considered the current Management Fee for each Portfolio as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Portfolio pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Portfolio's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Portfolios as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Portfolio Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Portfolio that capped expenses borne by the Portfolios and their shareholders. These expense limitations provided a meaningful reduction in the Portfolios' expense ratios. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Portfolio as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Portfolios on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Portfolios for the nine-month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to Liberty Ridge, the Board considered its historical investment performance in managing the Portfolios with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Portfolio's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Portfolios, the Board considered the effectiveness of the Portfolios' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Portfolios invest. The Board also considered the potential advantages of the multi-manager approach of these Portfolios in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Portfolios and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Portfolios* — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Portfolios. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Portfolio as well as a discussion of the investment performance of each Portfolio.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Columbus Circle, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 place it in the 88th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is below the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance placed it below the median in the Portfolio's Lipper category, the initiation of fee caps at the beginning of 2006 should help improve performance over time and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, strong relative performance of the Portfolio (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 38th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the twelve-month period ended September 30, 2006 place it in the 79th percentile of funds in its Lipper category.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Portfolio is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Portfolio's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the sub-advisor in managing the Portfolio in prior years and the sub-advisor's good recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance during the twelve-month period ended September 30, 2006 over the Portfolio's historical performance. The Trustees noted that the Portfolio's performance ranked in the top 7% of funds in its Lipper category for the twelve-month period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

BOARD REVIEW AND APPROVAL OF INVESTMENT
ADVISORY AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, excellent relative performance of the Portfolio during the twelve-month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance ranked in the 63rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees noted that the Portfolio's two sub-advisors contributed equally to the Portfolio's performance. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance has placed it below the Portfolio's median of its Lipper category, the initiation of fee caps at the beginning of 2006 should help to improve its performance over time and this fact, combined with the relatively short time frame in which to measure the performance of the sub-advisor, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Copper Rock, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 places it in the 79th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but also considered that because of the Portfolio's small size, OMCAP was waiving all of its advisory fee and reimbursing some of the Portfolio's expenses. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Portfolio's poor performance combined with its very low asset base make it a candidate for liquidation or merger.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Portfolio, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a meeting of shareholders of Old Mutual Insurance Series Fund (the "Trust"), held on April 19, 2006, shareholders of each of the series portfolios of the Trust (each a "Portfolio"), voting as a single class, elected four trustees of the Trust. In addition, shareholders of the Portfolios, voting separately, approved a new investment management agreement and new sub-advisory agreement(s) and shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio, and Old Mutual Small Cap Portfolio, voting separately, approved a proposal to permit the investment advisor to manage those Portfolios as manager of managers Portfolios.

The following is a report on the votes cast:

Proposal 1. Election of Trustees

Candidate	# of Shares For Nominee	# of Shares Against/Withheld
Leigh A. Wilson	453,911,578	23,691,591
John R. Bartholdson	453,491,784	24,111,386
Jettie M. Edwards	453,930,879	23,672,290
Albert A. Miller	453,278,856	24,324,314

Proposal 2. Proposal For A New Investment Management Agreement For All Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	38,295,536	2,811,911	1,554,475
Growth II	3,361,386	70,384	128,871
Large Cap Growth	1,086,749	12,634	55,374
Large Cap Growth Concentrated	7,016,912	399,321	605,803
Mid-Cap	2,960,168	93,809	218,409
Select Value	3,293,402	121,284	70,809
Small Cap	5,101,428	29,991	79,352
Small Cap Growth	363,807	0	23,940

Proposal 3. Propsal For New Sub-Advisory Agreement(s) For All Portfolios

	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
a. Old Mutual Columbus Circle Technology and Communications Portfolio			
3g. Columbus Circle Investors	38,150,918	2,915,137	1,595,866
b. Old Mutual Growth II Portfolio			
3c. Turner Investment Partners, Inc.	3,288,349	119,562	152,728
3e. Munder Capital Partners, LLC	3,251,208	155,660	153,772
c. Old Mutual Large Cap Growth Portfolio			
3c. Turner Investment Partners, Inc.	1,054,813	38,021	61,923
3d. CastleArk Management, LLC	1,063,363	33,410	57,983
d. Old Mutual Large Cap Growth Concentrated Portfolio			
3c. Turner Investment Partners, Inc.	7,016,912	399,321	605,803
3d. CastleArk Management, LLC	7,016,912	399,321	605,803
e. Old Mutual Mid-Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	2,933,237	116,028	223,121
f. Old Mutual Select Value Portfolio			
3a. Liberty Ridge Capital, Inc.	3,275,790	105,484	104,221
g. Old Mutual Small Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	5,101,428	29,991	79,352
3b. Eagle Asset Management, Inc.	5,101,428	29,991	79,352
h. Old Mutual Small Cap Growth Portfolio			
3f. Copper Rock Capital Partners, LLC	360,383	0	27,364

Proposal 4. Proposal To Permit Certain Portfolios To Be Managed As Manager Of Managers Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	37,606,047	3,544,842	1,511,033
Growth II	3,299,801	171,214	89,625
Large Cap Growth	1,039,135	55,031	60,590
Large Cap Growth Concentrated	6,750,263	665,970	605,803
Small Cap	5,020,682	110,737	79,352

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✠ OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

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1-800-347-9256

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 419229
Kansas City, MO 64141-6229

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4643 South Ulster Street, 6th Floor
Denver, CO 80237

ON THE INTERNET

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OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Select Value Portfolio

ANNUAL REPORT | December 31, 2006



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2006, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2006, are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEX

The comparative index discussed in this report is meant to provide a basis for judging the Portfolio's performance against a specific securities index. The index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

As the recently appointed president of Old Mutual Insurance Series Fund (the "Trust"), it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the year, we are pleased to report that the twelve-month period ended December 31, 2006 finished on a decidedly positive note.

Against this backdrop, value stocks once again outperformed their growth counterparts based on a yearlong comparison of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes. Warning signs such as interest rate uncertainty, rising energy prices, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks.

While positive factors such as these helped to push the major equity indexes higher for the fiscal year, we continue to see signs that growth stocks may be poised for improving performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. Earlier in the year, we appointed several new sub-advisors for the Trust's portfolios known for their consistency, depth and stability. More recently, we have taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including portfolio performance. For more complete information, we invite you to refer to the following pages in which the Portfolio's activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at President@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Portfolios' sub-advisors and their well-honed institutional disciplines. We look forward to the coming fiscal year with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value indexes.

MANAGEMENT OVERVIEW

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

- *For the one-year period ended December 31, 2006, the Old Mutual Select Value Portfolio returned 25.74%, significantly outperforming the 15.80% return posted by the S&P 500 Index.*

- *Top contributing sectors included information technology, financials, and consumer discretionary, while materials, tele-communication services, and utilities detracted from relative performance.*

- *Top performing stocks held by the Portfolio during the period included Comcast, MasterCard (no longer a Portfolio holding), and Morgan Stanley, while top detractors included Boston Scientific, Home Depot (no longer a Portfolio holding), and United Parcel Service (no longer a Portfolio holding).*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2006, the Old Mutual Select Value Portfolio returned 25.74%, significantly outperforming the 15.80% return posted by the S&P 500 Index.

Q. What investment environment did the Portfolio face during the past year?

A. Despite macroeconomic warning signs from an inverted yield curve – a situation that occurs when short-term instruments yield more than their long-term counterparts – and a declining housing market, investors took heart in historically high corporate profit margins, continued share buybacks, and high levels of private equity activity. These positives pushed the major equity indexes higher and the one-year period ended with uniformly positive, although divergent, results across the large-capitalization stock universe.

Q. How did security composition affect Portfolio performance?

A. Stock-specific factors, rather than macroeconomic themes or sector over/underweights, generally accounted for the Portfolio's relative outperformance in 2006. Top contributing sectors included information technology, financials, and consumer discretionary, while materials, telecommunication services, and utilities detracted from relative performance. Top performing stocks held by the Portfolio during the period included Comcast, MasterCard (no longer a Portfolio holding), and Morgan Stanley, while top detractors included Boston Scientific, Home Depot (no longer a Portfolio holding), and United Parcel Service ("UPS") (no longer a Portfolio holding).

Cable operator, Comcast, accounted for the majority of the Portfolio's consumer discretionary holdings. The company finally saw its expansion program start to bear fruit, and the market rewarded the stock with a strong return for the year. Comcast has been rolling out digital cable, voice, and Internet services in their "triple play" package, and more rapid than expected customer acceptance, coupled with a perceived reduction in the competitive threats from traditional phone and satellite operators, helped to boost investor confidence. Although Comcast's capital spending plans continue at a rapid rate, the Portfolio's sub-advisor, Liberty Ridge Capital, Inc. ("Liberty Ridge"), believes the firm will continue to see success with its strategy and will ultimately emerge as the largest and healthiest player in the communications industry.

Technology companies were among the top performers for the Portfolio this year, despite the sector's overall lagging performance. Credit card processor, MasterCard, went public in May at what Liberty Ridge believed to be a compelling valuation. A wary market was still digesting the overpriced Vonage (not a Portfolio holding) initial public offering ("IPO"), and a cautious feeling towards IPOs in general caused what Liberty Ridge believes was an irrational discount to be placed on MasterCard's prospects. To date MasterCard has exhibited strong near-term earnings results and continued progress in operational efficiency and volume gains. The market has reacted quickly to its undervaluation, and current valuations make this a less attractive buying opportunity.

The Portfolio also benefited from an overweight position to the outperforming financials sector. Additionally, most of the financials stocks held by the Portfolio outperformed during the year, including strong results from Morgan Stanley and Goldman Sachs (no longer a Portfolio holding). Morgan Stanley performed well in 2006, as investment banks generally saw earnings jump from increased merger and acquisition activity as well as a resurgence of profitability in their proprietary trading operations.

Although health care stocks, on average, produced high single-digit returns, this was the worst performing sector during the period, and the Portfolio's underweight exposure to this area contributed positively to performance. Despite this contribution, medical equipment maker, Boston Scientific, proved to be one of the Portfolio's chief underperformers during the period. The company continued to suffer a decline in revenue and earnings-per-share due to recalls in its implantable cardioverter-defibrillator ("ICD") business, as well as legal and regulatory issues with its stent business. The sub-advisor believes that, while these issues have an impact on Boston Scientific's near-term earnings outlook, they will ultimately be resolved, and shareholders will benefit from the stock's attractive valuations and the firm's market-leading position.

Another detractor to Portfolio performance during the period was UPS. The company suffered from difficult cost comparisons and a lack of operating leverage in missing their earnings estimates mid-year. The market punished UPS when it heard the news, but the company's stock has recovered marginally from its mid-year lows.

Finally, Portfolio detractor Home Depot continued to suffer in 2006 as the housing decline led to lower home equity borrowing and decreased spending on home improvement. The market also showed increasing levels of dissatisfaction with the performance of CEO Bob Nardelli, who subsequently left the company as of January 2, 2007, amid criticism surrounding what many felt was an excessive compensation package.

Q. What is the investment outlook for the large-cap stock market?

A. As always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge focuses on finding companies that it believes will do well regardless of news headlines and believes a long-term perspective maximizes investment returns over time.

Top Ten Common Stock Holdings as of December 31, 2006 (Unaudited)	
General Electric	6.6%
Microsoft	6.1%
XL Capital, Cl A	4.7%
Coca-Cola	4.4%
El Paso	4.0%
American International Group	3.9%
General Mills	3.9%
E.I. du Pont de Nemours	3.8%
EMC	3.7%
3M	3.7%
As a % of Total Portfolio Investments	44.8%

Select Value Portfolio

OLD MUTUAL SELECT VALUE PORTFOLIO — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of December 31, 2006

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Select Value Portfolio	10/28/97	25.74%	10.56%	3.68%	9.24%
S&P 500 Index	10/28/97	15.80%	10.44%	6.19%	6.48%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of October 28, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2006 — % of Total Portfolio Investments



SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Common Stock — 98.7%		
Applications Software — 6.1%		
Microsoft	95,900	$ 2,863
Total Applications Software		2,863
Beverages-Non-Alcoholic — 4.4%		
Coca-Cola	42,100	2,031
Total Beverages-Non-Alcoholic		2,031
Cable TV — 2.0%		
Comcast, Cl A*	22,800	955
Total Cable TV		955
Chemicals-Diversified — 3.8%		
E.I. du Pont de Nemours	36,510	1,778
Total Chemicals-Diversified		1,778
Computers-Memory Devices — 3.7%		
EMC*	132,200	1,745
Total Computers-Memory Devices		1,745
Diversified Manufacturing Operations — 10.3%		
3M	22,200	1,730
General Electric	82,500	3,070
Total Diversified Manufacturing Operations		4,800
Electric-Integrated — 3.3%		
Dominion Resources	18,100	1,517
Total Electric-Integrated		1,517
Finance-Investment Banker/Broker — 6.3%		
JPMorgan Chase	25,600	1,237
Morgan Stanley	21,100	1,718
Total Finance-Investment Banker/Broker		2,955
Food-Miscellaneous/Diversified — 6.8%		
General Mills	31,900	1,837
Unilever	49,600	1,352
Total Food-Miscellaneous/Diversified		3,189
Food-Wholesale/Distribution — 3.5%		
Sysco	44,200	1,625
Total Food-Wholesale/Distribution		1,625
Insurance Brokers — 2.2%		
Marsh & McLennan	32,700	1,003
Total Insurance Brokers		1,003
Internet Security — 2.3%		
Symantec*	50,900	1,061
Total Internet Security		1,061

Description	Shares	Value (000)
Medical Instruments — 5.6%		
Boston Scientific*	76,500	$ 1,314
Medtronic	23,900	1,279
Total Medical Instruments		2,593
Medical-Drugs — 5.3%		
Pfizer	38,900	1,008
Wyeth	28,800	1,466
Total Medical-Drugs		2,474
Metal-Aluminum — 2.7%		
Alcoa	41,800	1,254
Total Metal-Aluminum		1,254
Multi-Line Insurance — 8.7%		
American International Group	25,700	1,842
XL Capital, Cl A	30,700	2,211
Total Multi-Line Insurance		4,053
Non-Hazardous Waste Disposal — 2.3%		
Waste Management	28,600	1,052
Total Non-Hazardous Waste Disposal		1,052
Oil Companies-Integrated — 2.2%		
ConocoPhillips	14,500	1,043
Total Oil Companies-Integrated		1,043
Pipelines — 4.0%		
El Paso	121,900	1,863
Total Pipelines		1,863
Property/Casualty Insurance — 3.2%		
St. Paul Travelers	27,800	1,493
Total Property/Casualty Insurance		1,493
Reinsurance — 3.5%		
Berkshire Hathaway, Cl A*	15	1,650
Total Reinsurance		1,650
Retail-Discount — 3.0%		
Wal-Mart Stores	29,900	1,381
Total Retail-Discount		1,381
Semiconductor Equipment — 2.0%		
Applied Materials	49,400	911
Total Semiconductor Equipment		911
Telecommunications Equipment — 1.5%		
Alcatel-Lucent ADR	50,000	711
Total Telecommunications Equipment		711
Total Common Stock (Cost $39,072)		**46,000**

OLD MUTUAL SELECT VALUE PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Face Amount (000)	Value (000)
Repurchase Agreement — 1.4%		
Morgan Stanley		
5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $648,505 (collateralized by a U.S. Government obligation, par value $665,000, 5.78%, 06/20/11, total market value $666,998)(A)	$648	$ 648
Total Repurchase Agreement (Cost $648)		648
Total Investments — 100.1% (Cost $39,720)		46,648
Other Assets and Liabilities, Net — (0.1)%		(25)
Net Assets — 100.0%		$ 46,623

* Non-income producing security.
(A) — Tri-party repurchase agreement
ADR — American Depositary Reciept
Cl — Class
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2006

	Old Mutual Select Value Portfolio
Assets:	
Investment Securities (including Repurchase Agreements), at cost	$ 39,720
Investment Securities, at value	$ 46,000
Repurchase Agreement, at value	648
Dividends and Interest Receivable	59
Prepaid Trustees' Fees	3
Prepaid Expenses and Other Assets	3
Total Assets	46,713
Liabilities:	
Payable for Management Fees	36
Payable for Fund Shares Redeemed	15
Payable for Investments Purchased	6
Accrued Expenses	33
Total Liabilities	90
Net Assets	$ 46,623
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 2,643,181 outstanding shares of beneficial interest	$ 101,694
Undistributed Net Investment Income	515
Accumulated Net Realized Loss on Investments	(62,514)
Net Unrealized Appreciation on Investments	6,928
Net Assets	$ 46,623
Net Asset Value, Offering and Redemption Price Per Share	$17.64

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the year ended December 31, 2006

	Old Mutual Select Value Portfolio
Investment Income:	
Dividends	$ 933
Interest	51
Less: Foreign Taxes Withheld	(5)
Total Investment Income	979
Expenses:	
Management Fees	368
Trustees' Fees	16
Professional Fees	33
Transfer Agent Fees	25
Printing Fees	20
Custodian Fees	5
Other Fees	5
Total Expenses	472
Waiver of Management Fees	(10)
Net Expenses	462
Net Investment Income	517
Net Realized Gain from Security Transactions	6,335
Net Change in Unrealized Appreciation on Investments	4,346
Net Realized and Unrealized Gain on Investments	10,681
Increase in Net Assets Resulting from Operations	$11,198

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Select Value Portfolio	
	1/1/06 to 12/31/06	1/1/05 to 12/31/05
Investment Activities:		
Net Investment Income	$ 517	$ 729
Net Realized Gain from Security Transactions	6,335	4,548
Net Change in Unrealized Appreciation (Depreciation) on Investments	4,346	(2,783)
Net Increase in Net Assets Resulting from Operations	11,198	2,494
Dividends to Shareholders from:		
Net Investment Income	(729)	(1,085)
Total Dividends	(729)	(1,085)
Capital Share Transactions:		
Shares Issued	1,461	1,009
Shares Issued upon Reinvestment of Dividends	729	1,085
Shares Redeemed	(17,527)	(16,061)
Decrease in Net Assets Derived from Capital Shares Transactions	(15,337)	(13,967)
Total Decrease in Net Assets	(4,868)	(12,558)
Net Assets:		
Beginning of Year	51,491	64,049
End of Year	$46,623	$ 51,491
Undistributed Net Investment Income	$515	$727
Shares Issued and Redeemed:		
Shares Issued	90	72
Shares Issued upon Reinvestment of Dividends	47	77
Shares Redeemed	(1,107)	(1,142)
Net Decrease in Shares Outstanding	(970)	(993)

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Fiscal Year ended December 31,

OLD MUTUAL SELECT VALUE PORTFOLIO

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers) and Expenses Reduction)	Portfolio Turnover Rate
2006	$14.25	$0.16[1]	$3.47	$3.63	$(0.24)	$ —	$(0.24)	$17.64	25.74%	$ 46,623	0.94%	1.05%	0.96%	79.56%
2005	13.91	0.18[1]	0.44	0.62	(0.28)	—	(0.28)	14.25	4.51%	51,491	0.96%	1.28%	0.96%	71.77%
2004	13.83	0.21[1]	0.17	0.38	(0.30)	—	(0.30)	13.91	2.85%	64,049	0.92%	1.52%	0.92%	110.53%
2003	12.00	0.35	1.81	2.16	(0.33)	—	(0.33)	13.83	18.29%	94,035	0.90%	1.53%	0.90%	224.47%
2002	16.20	0.30	(4.35)	(4.05)	(0.15)	—	(0.15)	12.00	(25.07)%	141,322	0.87%	1.19%	0.87%	505.46%

[1] Per share calculations were performed using average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

1. ORGANIZATION

Old Mutual Select Value Portfolio (the "Select Value Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Select Value Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio"), the Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio"), the Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio"), the Old Mutual Growth II Portfolio (the "Growth II Portfolio"), the Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio"), the Old Mutual Small Cap Portfolio (the "Small Cap Portfolio"), and the Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio"), (each a "Portfolio" and, collectively, the "Portfolios").

The Select Value Portfolio is classified as a diversified management investment company. The financial statements for the Select Value Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2006, 12% and 75% of the outstanding shares of the Select Value Portfolio were held by the separate accounts of two participating insurance companies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Select Value Portfolio in the preparation of its financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Trust uses pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Notes to Financial Statements — continued

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Dividends paid from a Portfolio from net investment income and distributions from net realized short-term gains are, for federal income tax purposes, taxable as ordinary income to shareholders. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i)   market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Select Value Portfolio had no outstanding futures contracts as of December 31, 2006.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Select Value Portfolio had no outstanding options contracts as of December 31, 2006.

Commission Recapture — Some Portfolios may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Portfolio. Commission Recapture arrangements were accounted for as realized gains of the respective Portfolio. Under these arrangements, the Select Value Portfolio received $0 during the year ended December 31, 2006. Effective September 30, 2006, these commission recapture programs were terminated.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2006, no interest was earned by the Trust under this arrangement.

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor. Old Mutual Capital is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"), as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate as shown below. The Management Fee paid to Old Mutual Capital under the terms of the Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio. The rates have been in effect since January 1, 2006.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Select Value Portfolio	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

Administrator — Effective January 1, 2006, Old Mutual Capital replaced Old Mutual Fund Services as administrator to the Trust and the Portfolios. Under the terms of the Management Agreement, Old Mutual Capital receives the Management Fees listed above for providing both advisory and administrative services. The fee that Old Mutual Capital receives for providing these services is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Expense Limitation Agreement — In the interest of limiting expenses of the Select Value Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), through December 31, 2008, with respect to the Select Value Portfolio, pursuant to which the Advisor has contractually agreed to waive or limit its Management Fees and to assume other expenses of the Select Value Portfolio to the extent necessary to limit the total annual expenses to no more than 0.94% of the Select Value Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Select Value Portfolio's business.

Reimbursement of Management Fees Waived — The Advisor may seek reimbursement for Management Fees waived or reimbursed and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Select Value Portfolio of the Management Fees waived or reimbursed and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Select Value Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Select Value Portfolio to exceed 0.94%. Consequently, no reimbursement by the Select Value Portfolio will be made unless: (i) the Select Value Portfolio's assets exceed $75 million; (ii) the Select Value Portfolio's total annual expense ratio is less than 0.94%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or reimbursed or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Select Value Portfolio for which the Advisor may seek reimbursement was $10,249 (expiring December 31, 2009). As of December 31, 2006, the net assets of the Select Value Portfolio are less than $75 million.

Notes to Financial Statements — continued

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Select Value Portfolio, and the Advisor entered into an interim sub-advisory agreement with Liberty Ridge to provide sub-advisory services to the Select Value Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreement ("Sub-Advisory Agreement"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, the sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Select Value Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Select Value Portfolio	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Adminstrative Services Agreement (the "Sub-Adminitrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds, and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios.

The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH and an affiliate of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor receive no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Select Value Portfolio for the year ended December 31, 2006, were $38,131,410 and $52,607,702, respectively.

5. Federal Tax Information

The Select Value Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. There were no permanent book/tax differences for the year ended December 31, 2006.

The tax character of dividends and distributions declared during the years ended December 31, 2006 and 2005 were as follows:

	Ordinary Income (000)
2006	$ 729
2005	1,085

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:	
December 2010	$(62,206)
Undistributed Ordinary Income	516
Unrealized appreciation	6,619
	$(55,071)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Select Value Portfolio utilized $6,587 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Select Value Portfolio for federal income tax purposes at December 31, 2006 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$40,029	$7,026	$(407)	$6,619

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Select Value Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Select Value Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk – Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Select Value Portfolio's value style of investing, and the Select Value Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Select Value Portfolio may overweight specific industries within certain sectors, which may cause the Select Value Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Select Value Portfolio enters into contracts that provide general indemnifications. The Select Value Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Select Value Portfolio. However, based on experience, the Select Value Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2006.

8. LITIGATION

In June 2004, sub-advisor Liberty Ridge, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG") related to activity in PBHG Funds (now known as the Old Mutual Advisor Funds II), an investment company in the same mutual fund complex having the same Board of Trustees as the Trust. Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's SAI are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to certain Portfolios. In this event, the Trust's Board would be required to seek a new sub-advisor for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge (formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")), its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Portfolio will not be required to adopt FIN 48 until June 30, 2007. As of December 31, 2006, the Select Value Portfolio has not completed its evaluation of the impact, if any, that will result from the adoption of FIN 48.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Select Value Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Select Value Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Select Value Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2007

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve month period ended June 30, 2006 is available without charge (i) upon request, by calling 800-347-9256; (ii) on the SEC's website at www.sec.gov; and (iii) on the Trust's website at www.omfunds.com.

Old Mutual Insurance Series Funds Form N-Q Information

Old Mutual Insurance Series Fund files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at www.sec.gov, and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2006 (Unaudited)

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Select Value Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Select Value Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Select Value Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Select Value Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Select Value Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Select Value Portfolio				
Actual Portfolio Return	$1,000.00	$1,200.90	0.94%	$5.21
Hypothetical 5% Return	1,000.00	1,020.47	0.94	4.79

* Expenses are equal to the Select Value Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

NOTICE TO SHAREHOLDERS (Unaudited)

For purposes of the Internal Revenue Code, the Portfolio is designating the following items with regard to distributions paid during the fiscal year ended December 31, 2006:

Fund	Ordinary Income Distributions	Total Distributions	Dividends Qualifying For Corporate Dividends Receivable Deduction (1)	Qualified Dividend Income (2)	Qualified Interest Income(3)
Select Value Portfolio	100.00%	100.00%	100.00%	100.00%	3.65%

(1) Qualifying dividends represent dividends which qualify for corporate dividend received deduction and is reflected as a percentage of "Ordinary Income Distributions".

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of "Ordinary Income Distributions". It is the intention of the Portfolio to designate the maximum amount permitted by law.

(3) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of "Ordinary Income Distributions" that is exempt from U.S. withholding tax when paid to foreign investors.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 (Unaudited)

The management and affairs of the Trust are supervised by the Trustees under the laws of the State of Delaware. The Trustees and executive Officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive Officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado, 80237. Additional information about the Portfolio's Trustees and executive Officers is available in the Trust's Statement of Additional Information ("SAI"), which can be obtained without charge by calling 1-800-433-0051, or via the Internet at www.omfunds.com.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (61)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	26	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 2005.
John R. Bartholdson (61)	Trustee	Since 1997	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) since 1992.	42	Director, The Triumph Group, Inc. since 1992. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee, Old Mutual Advisor Funds (investment company - 16 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (59)	Trustee	Since 1997	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	26	Trustee, EQ Advisors Trust (investment company - 53 portfolios) since 1995. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee AXA Enterprise Funds Trust (investment company - 16 portfolios) since 2005.
Albert A. Miller (71)	Trustee	Since 1997	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 - 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 - 2002). Retired.	26	Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (1993 - 2002).	26	None

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President (Principal Executive Officer)	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 - December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 - 2003).
Edward J. Veilleux (61)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one-year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Advisor Funds II and Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (58)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer (Principal Financial Officer)	Since 2006	Vice President of Fund Services, Old Mutual Capital, Inc., since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 - 2006)
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 - 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 - 2004).
Karen S. Proc (36)	Assistant Secretary	Since 2005	Vice President, Old Mutual Capital since January 2007; Associate General Counsel, Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).

 * The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), none of whom were "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one-year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Portfolio" and together, the "Portfolios"). Portfolio management of the Portfolios is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Portfolios in April 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and restructuring of the Portfolios' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Portfolio shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of six new sub-advisors for the Portfolios, including CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner" and collectively, the "New Sub-Advisors"). Also as part of the 2006 Restructuring, Liberty Ridge assumed the role of sub-advisor to certain Portfolios (Liberty Ridge and the New Sub-Advisors are referred to herein as the "Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Portfolios and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Portfolios' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Portfolios' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Portfolio; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Portfolios' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Portfolio. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Portfolio performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed nine-month actual and one-year pro forma financial information presented by OMCAP and each of the Sub-Advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the Sub-Advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Portfolio with those of other funds in its Lipper universe

The Senior Officer recommended for each Portfolio, except the Small Cap Growth Portfolio for the reasons described below in the section titled "Advisory Agreements — Old Mutual Small Cap Growth Portfolio", that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Portfolios for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Portfolios, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Portfolios. The Board considered that the Management Fee for each Portfolio had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Portfolio Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Portfolios being reduced. The Board further considered the current Management Fee for each Portfolio as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Portfolio pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Portfolio's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Portfolios as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Portfolio Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Portfolio that capped expenses borne by the Portfolios and their shareholders. These expense limitations provided a meaningful reduction in the Portfolios' expense ratios. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Portfolio as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Portfolios on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Portfolios for the nine-month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to Liberty Ridge, the Board considered its historical investment performance in managing the Portfolios with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Portfolio's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Portfolios, the Board considered the effectiveness of the Portfolios' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Portfolios invest. The Board also considered the potential advantages of the multi-manager approach of these Portfolios in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Portfolios and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Portfolios* — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Portfolios. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Portfolio as well as a discussion of the investment performance of each Portfolio.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Columbus Circle, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 place it in the 88th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is below the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance placed it below the median in the Portfolio's Lipper category, the initiation of fee caps at the beginning of 2006 should help improve performance over time and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, strong relative performance of the Portfolio (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 38th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the twelve-month period ended September 30, 2006 place it in the 79th percentile of funds in its Lipper category.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Portfolio is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Portfolio's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the sub-advisor in managing the Portfolio in prior years and the sub-advisor's good recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance during the twelve-month period ended September 30, 2006 over the Portfolio's historical performance. The Trustees noted that the Portfolio's performance ranked in the top 7% of funds in its Lipper category for the twelve-month period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, excellent relative performance of the Portfolio during the twelve-month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance ranked in the 63rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees noted that the Portfolio's two sub-advisors contributed equally to the Portfolio's performance. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance has placed it below the Portfolio's median of its Lipper category, the initiation of fee caps at the beginning of 2006 should help to improve its performance over time and this fact, combined with the relatively short time frame in which to measure the performance of the sub-advisor, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Copper Rock, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 places it in the 79th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but also considered that because of the Portfolio's small size, OMCAP was waiving all of its advisory fee and reimbursing some of the Portfolio's expenses. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Portfolio's poor performance combined with its very low asset base make it a candidate for liquidation or merger.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Portfolio, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a meeting of shareholders of Old Mutual Insurance Series Fund (the "Trust"), held on April 19, 2006, shareholders of each of the series portfolios of the Trust (each a "Portfolio"), voting as a single class, elected four trustees of the Trust. In addition, shareholders of the Portfolios, voting separately, approved a new investment management agreement and new sub-advisory agreement(s) and shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio, and Old Mutual Small Cap Portfolio, voting separately, approved a proposal to permit the investment advisor to manage those Portfolios as manager of managers Portfolios.

The following is a report on the votes cast:

Proposal 1.   Election of Trustees

Candidate	# of Shares For Nominee	# of Shares Against/Withheld
Leigh A. Wilson	453,911,578	23,691,591
John R. Bartholdson	453,491,784	24,111,386
Jettie M. Edwards	453,930,879	23,672,290
Albert A. Miller	453,278,856	24,324,314

Proposal 2.   Proposal For A New Investment Management Agreement For All Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	38,295,536	2,811,911	1,554,475
Growth II	3,361,386	70,384	128,871
Large Cap Growth	1,086,749	12,634	55,374
Large Cap Growth Concentrated	7,016,912	399,321	605,803
Mid-Cap	2,960,168	93,809	218,409
Select Value	3,293,402	121,284	70,809
Small Cap	5,101,428	29,991	79,352
Small Cap Growth	363,807	0	23,940

Proposal 3.   Propsal For New Sub-Advisory Agreement(s) For All Portfolios

	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
a. Old Mutual Columbus Circle Technology and Communications Portfolio			
3g. Columbus Circle Investors	38,150,918	2,915,137	1,595,866
b. Old Mutual Growth II Portfolio			
3c. Turner Investment Partners, Inc.	3,288,349	119,562	152,728
3e. Munder Capital Partners, LLC	3,251,208	155,660	153,772
c. Old Mutual Large Cap Growth Portfolio			
3c. Turner Investment Partners, Inc.	1,054,813	38,021	61,923
3d. CastleArk Management, LLC	1,063,363	33,410	57,983
d. Old Mutual Large Cap Growth Concentrated Portfolio			
3c. Turner Investment Partners, Inc.	7,016,912	399,321	605,803
3d. CastleArk Management, LLC	7,016,912	399,321	605,803
e. Old Mutual Mid-Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	2,933,237	116,028	223,121
f. Old Mutual Select Value Portfolio			
3a. Liberty Ridge Capital, Inc.	3,275,790	105,484	104,221
g. Old Mutual Small Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	5,101,428	29,991	79,352
3b. Eagle Asset Management, Inc.	5,101,428	29,991	79,352
h. Old Mutual Small Cap Growth Portfolio			
3f. Copper Rock Capital Partners, LLC	360,383	0	27,364

Proposal 4.   Proposal To Permit Certain Portfolios To Be Managed As Manager Of Managers Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	37,606,047	3,544,842	1,511,033
Growth II	3,299,801	171,214	89,625
Large Cap Growth	1,039,135	55,031	60,590
Large Cap Growth Concentrated	6,750,263	665,970	605,803
Small Cap	5,020,682	110,737	79,352



OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

1-800-347-9256

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 419229
Kansas City, MO 64141-6229

IN PERSON

4643 South Ulster Street, 6th Floor
Denver, CO 80237

ON THE INTERNET

www.omfunds.com



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Small Cap Growth Portfolio

ANNUAL REPORT | December 31, 2006



TABLE OF CONTENTS

About This Report

Historical Returns

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

Portfolio Data

This report reflects views, opinions, and Portfolio holdings as of December 31, 2006, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2006, are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Comparative Index

The comparative index discussed in this report is meant to provide a basis for judging the Portfolio's performance against a specific securities index. The index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Russell 2000® Growth Index

The unmanaged Russell 2000® Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

Message To Shareholders

Dear Shareholder:

As the recently appointed president of Old Mutual Insurance Series Fund (the "Trust"), it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the year, we are pleased to report that the twelve-month period ended December 31, 2006 finished on a decidedly positive note.

Against this backdrop, value stocks once again outperformed their growth counterparts based on a yearlong comparison of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes. Warning signs such as interest rate uncertainty, rising energy prices, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks.

While positive factors such as these helped to push the major equity indexes higher for the fiscal year, we continue to see signs that growth stocks may be poised for improving performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. Earlier in the year, we appointed several new sub-advisors for the Trust's portfolios known for their consistency, depth and stability. More recently, we have taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including portfolio performance. For more complete information, we invite you to refer to the following pages in which the Portfolio's activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at President@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Portfolios' sub-advisors and their well-honed institutional disciplines. We look forward to the coming fiscal year with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value indexes.

OLD MUTUAL SMALL CAP GROWTH PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisor: Copper Rock Capital Partners, LLC

Performance Highlights

- *For the one-year period ended December 31, 2006, the Old Mutual Small Cap Growth Portfolio underperformed its benchmark, the Russell 2000® Growth Index, despite producing strong absolute gains.*

- *The financials, telecommunications services, and industrials sectors contributed positively to performance, while energy, consumer discretionary, and materials contributed to the Portfolio's relative underperformance during the one-year period.*

- *Top performing stock holdings during the period included Conceptus, Cogent Communications Group, and Affiliated Managers Group, while at the same time Neoware (no longer a Portfolio holding), Centene (no longer a Portfolio holding), and Microsemi (no longer a Portfolio holding) detracted from Portfolio performance.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2006, the Old Mutual Small Cap Growth Portfolio underperformed its benchmark, the Russell 2000® Growth Index, despite producing strong absolute gains. The Portfolio returned 7.60% compared to the 13.35% return of the Russell 2000® Growth Index.

Q. What investment environment did the Portfolio face during the past year?

A. The overall small-cap stock market was strong in 2006. It was the fourth straight year that the Russell 2000® Growth Index outpaced the S&P 500 Index. However, it was a very difficult year for relative performance. Specifically, according to Lehman Brothers, 75% of mutual fund managers lagged their small-cap benchmarks. There were a few factors that drove the difficult relative performance and the year can be viewed in three parts. The first quarter saw strong returns, led mostly by the highest growth areas of the market. The underlying economy and outlook was quite favorable despite increases in crude oil and other commodities. Beginning in May, and continuing through the summer, many investors began to worry about inflation and higher interest rates. This was a period of above average volatility, characterized by multiple days of three percent or greater moves in the Russell 2000® Growth Index. Then in the fourth quarter, the market returned to the strength seen in the first quarter as commodity prices declined and the economy showed signs of slowing. The overall result was a strong nominal market in 2006.

There were a few surprises given the overall strength in the market, however. Traditional growth sectors, such as technology and health care, were the worst performing sectors for the year. The slowest growth areas, such as utilities, materials, and consumer staples were the strongest performers - bad news for true growth investors on a relative basis. In fact, stocks with the slowest projected growth rates performed significantly better than stocks with the highest projected growth rates. While this is not normal for a strong nominal market, it continued a recent trend. In 2006, small-cap value stocks outperformed small-cap growth stocks for the sixth time in seven years, led by cyclical sectors. If the prospects for a slowing economy continue throughout 2007 and the backdrop for traditional growth sectors improves, sub-advisor Copper Rock Capital Partners, LLC ("Copper Rock"), believes growth stocks may be rewarded.

Q. How did security composition affect Portfolio performance?

A. From a sector perspective, financials, telecommunications services, and industrials contributed positively to performance, while energy, consumer discretionary, and materials contributed to the Portfolio's relative underperformance during the one-year period. Top performing stock holdings during the period included Conceptus, Cogent Communications Group, and Affiliated Managers Group, while at the same time Neoware (no longer a Portfolio holding), Centene (no longer a Portfolio holding), and Microsemi (no longer a Portfolio holding) detracted from Portfolio performance.

Contributing to performance was Conceptus, a company that manufactures and markets innovative medical products, in particular in the women's health arena. The firm – which markets ESSURE®, a permanent birth control system – gained further penetration into the substantial permanent birth control market and, as a market leader, exceeded analysts' growth estimates during each quarter of 2006.

Another contributor to performance during the period, Cogent Communications Group, a next generation optical Internet service, languished during the second and third quarters due to a fundamentals/stock price mismatch. Copper Rock took advantage of the price decline and added to its position in Cogent Communications Group's stock. Later in the year the company started to benefit from its sales force expansion and revenues began to be realized at a higher level.

Finally, Affiliated Managers Group, an investment management holding company, outperformed during the one-year period largely due to continued growth. Several of the company's holdings, primarily its hedge fund and quantitative investment management companies, produced strong positive cash flows during the period.

On the other side of the equation, Neoware detracted from performance during the period due to its June announcement of lower than expected sales. Neoware produces desktop workstations, known as thin clients, used in conjunction with network servers to help enterprises improve computer security.

Another detractor from performance during the period was Centene, a multiline health care provider. The company experienced an unforeseen increase in costs which caused concern over internal controls and the firm's ability to control margins.

Finally, Microsemi, a designer, manufacturer, and marketer of analog and mixed-signal integrated circuits and semiconductors, detracted from the Portfolio's relative results as the company ran into strong headwinds in its defense aerospace segment. These headwinds caused a pause in the sustainable growth that analysts' had expected.

Q. What is the investment outlook for the small-cap growth market?

A. Copper Rock believes economic headwinds such as rising interest rates, record oil prices, and recessionary fears appear to be behind us as we enter 2007. The current backdrop looks attractive for growth investors, with signals that inflation may be contained, companies remain flush with cash, and there is excess liquidity in the markets. The sub-advisor notes that, if the economy continues to slow, the investment environment could be even more favorable if the Federal Reserve begins to cut interest rates by the end of the summer. Copper Rock believes the market is ripe for growth to outperform value and specifically, for the traditional growth sectors such as technology and health care to outperform. Much of the outperformance from non-traditional growth and cyclical sectors has been driven by commodity prices. However, commodity prices have started to fall, paving the way for growth sectors to become attractive again. The Portfolio maintains overweights relative the benchmark in technology and business services, areas Copper Rock believes may be poised to show solid growth rates in 2007. As always, the sub-advisor continues to look for companies with solid fundamentals.

Top Ten Common Stock Holdings as of December 31, 2006 (Unaudited)	
ESCO Technologies	3.4%
Adams Respiratory Therapeutics	3.4%
Radiation Therapy Services	2.6%
CommScope	2.5%
Psychiatric Solutions	2.5%
Pinnacle Entertainment	2.3%
Nuance Communications	2.3%
Corporate Executive Board	2.1%
Simpletech	2.0%
Blackboard	2.0%
As a % of Total Portfolio Investments	25.1%

Small Cap Growth Portfolio

OLD MUTUAL SMALL CAP GROWTH PORTFOLIO — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of December 31, 2006

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Small Cap Growth Portfolio	4/30/01	7.60%	4.15%	1.31%	(1.73)%
Russell 2000® Growth Index	4/30/01	13.35%	10.51%	6.93%	5.20%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 2001 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2006 — % of Total Portfolio Investments



6

Schedule of Investments

As of December 31, 2006

Description	Shares	Value
Common Stock — 98.6%		
Aerospace/Defense-Equipment — 1.7%		
BE Aerospace*	2,040	$ 52,387
Total Aerospace/Defense-Equipment		52,387
Applications Software — 3.8%		
American Reprographics*	1,375	45,801
Nuance Communications*	6,075	69,620
Total Applications Software		115,421
Auto-Medium & Heavy Duty Trucks — 0.6%		
Force Protection*	1,073	18,681
Total Auto-Medium & Heavy Duty Trucks		18,681
Auto/Truck Parts & Equipment-Original — 0.7%		
Amerigon*	2,196	21,213
Total Auto/Truck Parts & Equipment-Original		21,213
Commercial Banks-Eastern US — 0.9%		
Signature Bank*	900	27,882
Total Commercial Banks-Eastern US		27,882
Commercial Banks-Western US — 0.6%		
Community Bancorp*	627	18,929
Total Commercial Banks-Western US		18,929
Commercial Services — 3.9%		
CoStar Group*	609	32,618
ExlService Holdings*	786	16,537
PeopleSupport*	893	18,798
Providence Service*	1,125	28,271
TeleTech Holdings*	900	21,492
Total Commercial Services		117,716
Computer Software — 0.6%		
Double-Take Software*	1,400	18,032
Total Computer Software		18,032
Computers — 1.8%		
Rackable Systems*	1,788	55,374
Total Computers		55,374
Computers-Memory Devices — 2.1%		
Simpletech*	4,975	63,083
Total Computers-Memory Devices		63,083
Computers-Peripheral Equipment — 0.6%		
Sigma Designs*	740	18,833
Total Computers-Peripheral Equipment		18,833

Description	Shares	Value
Consulting Services — 5.8%		
Advisory Board*	850	$ 45,509
Corporate Executive Board	725	63,582
Huron Consulting Group*	563	25,526
LECG*	2,197	40,601
Total Consulting Services		175,218
Diagnostic Kits — 1.5%		
Quidel*	3,414	46,499
Total Diagnostic Kits		46,499
Diversified Manufacturing Operations — 3.4%		
ESCO Technologies*	2,294	104,239
Total Diversified Manufacturing Operations		104,239
Drug Delivery Systems — 0.7%		
Noven Pharmaceuticals*	850	21,633
Total Drug Delivery Systems		21,633
E-Services/Consulting — 0.5%		
Perficient*	911	14,950
Total E-Services/Consulting		14,950
Educational Software — 2.0%		
Blackboard*	2,025	60,831
Total Educational Software		60,831
Electronic Design Automation — 0.6%		
Comtech Group*	1,000	18,190
Total Electronic Design Automation		18,190
Engineering/R&D Services — 0.7%		
Stanley*	1,300	21,983
Total Engineering/R&D Services		21,983
Enterprise Software/Services — 0.7%		
Concur Technologies*	1,325	21,253
Total Enterprise Software/Services		21,253
Entertainment Software — 1.2%		
THQ*	1,150	37,398
Total Entertainment Software		37,398
Finance-Commercial — 0.5%		
Newstar Financial*	850	15,683
Total Finance-Commercial		15,683
Finance-Investment Banker/Broker — 2.4%		
Evercore Partners, Cl A*	797	29,369
Greenhill	575	42,435
Total Finance-Investment Banker/Broker		71,804

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value
Finance-Other Services — 1.7%		
GFI Group*	450	$ 28,017
International Securities Exchange Holdings	537	25,126
Total Finance-Other Services		53,143
Gambling (Non-Hotel) — 2.4%		
Pinnacle Entertainment*	2,175	72,079
Total Gambling (Non-Hotel)		72,079
Human Resources — 1.6%		
Kenexa*	1,435	47,728
Total Human Resources		47,728
Import/Export — 0.4%		
Castle Brands*	1,879	11,706
Total Import/Export		11,706
Internet Application Software — 2.6%		
DealerTrack Holdings*	1,570	46,190
Vocus*	1,929	32,407
Total Internet Application Software		78,597
Internet Connective Services — 1.0%		
Cogent Communications Group*	1,972	31,986
Total Internet Connective Services		31,986
Internet Infrastructure Software — 0.7%		
Opsware*	2,433	21,459
Total Internet Infrastructure Software		21,459
Intimate Apparel — 0.2%		
Tefron	495	5,197
Total Intimate Apparel		5,197
Investment Management/Advisory Services — 1.8%		
Affiliated Managers Group*	525	55,193
Total Investment Management/Advisory Services		55,193
Medical Imaging Systems — 1.4%		
Vital Images*	1,225	42,630
Total Medical Imaging Systems		42,630
Medical Information Systems — 2.1%		
Allscripts Healthcare Solutions*	1,375	37,111
Phase Forward*	1,775	26,590
Total Medical Information Systems		63,701
Medical Instruments — 2.0%		
Conceptus*	2,825	60,144
Total Medical Instruments		60,144

Description	Shares	Value
Medical-Biomedical/Genetic — 2.7%		
Keryx Biopharmaceuticals*	2,925	$ 38,902
Lifecell*	650	15,691
Nektar Therapeutic*	1,850	28,139
Total Medical-Biomedical/Genetic		82,732
Medical-Drugs — 4.9%		
Adams Respiratory Therapeutics*	2,550	104,065
Santarus*	5,725	44,827
Total Medical-Drugs		148,892
Medical-Outpatient/Home Medical — 2.6%		
Radiation Therapy Services*	2,525	79,588
Total Medical-Outpatient/Home Medical		79,588
Metal Processors & Fabricators — 1.2%		
Ladish*	995	36,895
Total Metal Processors & Fabricators		36,895
Networking Products — 1.3%		
Atheros Communications*	1,875	39,975
Total Networking Products		39,975
Oil Companies-Exploration & Production — 2.2%		
Arena Resources*	400	17,084
ATP Oil & Gas*	450	17,807
Berry Petroleum, Cl A	600	18,606
Parallel Petroleum*	800	14,056
Total Oil Companies-Exploration & Production		67,553
Oil Field Machinery & Equipment — 2.3%		
Dresser-Rand Group*	2,100	51,387
Metretek Technologies*	1,525	18,788
Total Oil Field Machinery & Equipment		70,175
Oil-Field Services — 1.1%		
Hercules Offshore*	450	13,005
W-H Energy Services*	450	21,911
Total Oil-Field Services		34,916
Physical Therapy/Rehabilitation Centers — 2.6%		
Psychiatric Solutions*	2,091	78,454
Total Physical Therapy/Rehabilitation Centers		78,454
Retail-Apparel/Shoe — 1.9%		
Children's Place*	450	28,584
Tween Brands*	700	27,951
Total Retail-Apparel/Shoe		56,535

Description	Shares	Value
Retail-Arts & Crafts — 0.6%		
AC Moore Arts & Crafts*	875	$ 18,961
Total Retail-Arts & Crafts		18,961
Retail-Restaurants — 1.7%		
BJ's Restaurants*	800	16,168
Chipotle Mexican Grill, Cl A*	600	34,200
Total Retail-Restaurants		50,368
Retail-Sporting Goods — 1.7%		
Hibbett Sporting Goods*	928	28,332
Zumiez*	750	22,155
Total Retail-Sporting Goods		50,487
Schools — 3.8%		
Capella Education*	1,050	25,462
Devry	763	21,364
ITT Educational Services*	575	38,163
Strayer Education	300	31,815
Total Schools		116,804
Semiconductor Components-Integrated Circuits — 0.7%		
Anadigics*	2,525	22,372
Total Semiconductor Components-Integrated Circuits		22,372
Telecommunications Equipment — 2.6%		
CommScope*	2,575	78,486
Total Telecommunications Equipment		78,486
Telecommunications Services — 2.5%		
Cbeyond*	1,078	32,976
Orbcomm*	2,200	19,404
Time Warner Telecom, Cl A*	1,200	23,916
Total Telecommunications Services		76,296
Therapeutics — 1.0%		
Theravance*	975	30,118
Total Therapeutics		30,118
Transactional Software — 2.9%		
Innerworkings*	1,004	16,024
Transaction Systems Architects*	1,100	35,827
VeriFone Holdings*	998	35,329
Total Transactional Software		87,180
Web Hosting/Design — 1.1%		
Equinix*	450	34,029
Total Web Hosting/Design		34,029

Description	Shares/Face Amount	Value
Wire & Cable Products — 1.4%		
General Cable*	576	$ 25,177
Superior Essex*	510	16,957
Total Wire & Cable Products		42,134
Wound, Burn & Skin Care — 0.6%		
Obagi Medical Products*	1,650	17,012
Total Wound, Burn & Skin Care		17,012
Total Common Stock (Cost $2,615,335)		3,000,757
Repurchase Agreement — 2.8%		
Morgan Stanley 5.05%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $84,620 (collateralized by a U.S. Treasury obligation, par value $235,580, 6.375%, 08/15/27, total market value $86,265)(A)	$84,573	84,573
Total Repurchase Agreement (Cost $84,573)		84,573
Total Investments — 101.4% (Cost $2,699,908)		3,085,330
Other Assets and Liabilities, Net — (1.4)%		(41,025)
Net Assets — 100.0%		$ 3,044,305

* Non-income producing security.
(A) — Tri-party repurchase agreement
Cl — Class
R&D — Research & Development

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES

AS OF DECEMBER 31, 2006

	Old Mutual Small Cap Growth Portfolio
Assets:	
Investment Securities (including Repurchase Agreements), at cost	$ 2,699,908
Investment Securities, at value	$ 3,000,757
Repurchase Agreement, at value	84,573
Receivable for Investments Sold	2,766
Receivable for Management Fees Waived	2,363
Dividends and Interest Receivable	341
Prepaid Trustees' Fees	195
Prepaid Expenses and Other Assets	200
Total Assets	3,091,195
Liabilities:	
Payable for Investments Purchased	23,761
Payable for Fund Shares Redeemed	5,465
Payable for Management Fees	2,473
Accrued Expenses	15,191
Total Liabilities	46,890
Net Assets	$ 3,044,305
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 335,875 outstanding shares of beneficial interest	$ 4,374,616
Accumulated Net Realized Loss on investments	(1,715,733)
Net Unrealized Appreciation on investments	385,422
Net Assets	$ 3,044,305
Net Asset Value, Offering and Redemption Price Per Share	$9.06

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

	Old Mutual Small Cap Growth Portfolio
Investment Income:	
Dividends	$ 3,619
Interest	4,373
Less: Foreign Taxes Withheld	(164)
Total Investment Income	7,828
Expenses:	
Management Fees	30,580
Trustees' Fees	1,041
Transfer Agent Fees	23,796
Custodian Fees	12,378
Printing Fees	8,330
Professional Fees	2,046
Other Fees	863
Total Expenses	79,034
Waiver of Management Fees	(30,580)
Reimbursement from Investment Advisor	(14,011)
Net Expenses	34,443
Net Investment Loss	(26,615)
Net Realized Gain from Security Transactions	991,159
Net Change in Unrealized Depreciation on Investments	(733,957)
Net Realized and Unrealized Gain on Investments	257,202
Increase in Net Assets Resulting from Operations	$ 230,587

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Old Mutual Small Cap Growth Portfolio	
	1/1/06 to 12/31/06	1/1/05 to 12/31/05
Investment Activities:		
Net Investment Loss	$ (26,615)	$ (37,462)
Net Realized Gain from Security Transactions	991,159	425,130
Net Change in Unrealized Depreciation on Investments	(733,957)	(277,875)
Net Increase in Net Assets Resulting from Operations	230,587	109,793
Capital Share Transactions:		
Shares Issued	296,034	131,428
Shares Redeemed	(780,619)	(1,333,379)
Decrease in Net Assets Derived from Capital Shares Transactions	(484,585)	(1,201,951)
Total Decrease in Net Assets	(253,998)	(1,092,158)
Net Assets:		
Beginning of Year	3,298,303	4,390,461
End of Year	**$3,044,305**	**$ 3,298,303**
Accumulated Net Investment Loss	$ —	$ —
Shares Issued and Redeemed:		
Shares Issued	34,054	16,915
Shares Redeemed	(90,095)	(169,713)
Net Decrease in Shares Outstanding	(56,041)	(152,798)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year

ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Loss to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Portfolio Turnover Rate
Old Mutual Small Cap Growth Portfolio														
2006	$8.42	$(0.07)[1]	$0.71	$0.64	$—	$—	$—	$9.06	7.60%	$3,044,305	1.07%	(0.83)%	2.46%	299.96%
2005	8.06	(0.08)[1]	0.44	0.36	—	—	—	8.42	4.47%	3,298,303	1.20%	(1.01)%	2.39%	64.42%
2004	8.02	(0.08)[1]	0.12	0.04	—	—	—	8.06	0.50%	4,390,461	1.20%	(1.13)%	1.94%	80.70%
2003	5.12	(0.07)[1]	2.97	2.90	—	—	—	8.02	56.64%	5,866,653	1.20%	(1.13)%	1.79%	67.82%
2002	8.49	(0.07)	(3.30)	(3.37)	—	—	—	5.12	(39.69)%	5,419,380	1.20%	(1.15)%	1.69%	114.11%

[1] Per share calculations were performed using average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of December 31, 2006

1. Organization

Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Small Cap Growth Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio"), the Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio"), the Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio"), the Old Mutual Select Value Portfolio (the "Select Value Portfolio"), the Old Mutual Growth II Portfolio (the "Growth II Portfolio"), the Old Mutual Small Cap Portfolio (the "Small Cap Portfolio"), and the Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio"), (each a "Portfolio" and, collectively, the "Portfolios").

The Small Cap Growth Portfolio is classified as a diversified management investment company. The financial statements for the Small Cap Growth Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2006, 100% of the outstanding shares of the Small Cap Growth Portfolio was held by the account of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Small Cap Growth Portfolio in the preparation of its financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Trust uses pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Dividends paid from a Portfolio from net investment income and distributions from net realized short-term gains are, for federal income tax purposes, taxable as ordinary income to shareholders. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Small Cap Growth Portfolio had no outstanding futures contracts as of December 31, 2006.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Small Cap Growth Portfolio had no outstanding options contracts as of December 31, 2006.

Commission Recapture — Some Portfolios may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Portfolio. Commission Recapture arrangements were accounted for as realized gains of the respective Portfolio. Under these arrangements, the Small Cap Growth Portfolio received $0 during the year ended December 31, 2006. Effective September 30, 2006, these commission recapture programs were terminated.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2006, no interest was earned by the Trust under this arrangement.

Notes to Financial Statements — continued

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor. Old Mutual Capital is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"), as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate as shown below. The Management Fee paid to Old Mutual Capital under the terms of the Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio. The rates have been in effect since January 1, 2006.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Growth Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Administrator — Effective January 1, 2006, Old Mutual Capital replaced Old Mutual Fund Services as administrator to the Trust and the Portfolios. Under the terms of the Management Agreement, Old Mutual Capital receives the Management Fees listed above for providing both advisory and administrative services. The fee that Old Mutual Capital receives for providing these services is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Expense Limitation Agreement — In the interest of limiting expenses of the Small Cap Growth Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), through December 31, 2008, with respect to the Small Cap Growth Portfolio, pursuant to which the Advisor has contractually agreed to waive or limit its Management Fees and to assume other expenses of the Small Cap Growth Portfolio to the extent necessary to limit the total annual expenses to no more than 1.07% of the Small Cap Growth Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Small Cap Growth Portfolio's business.

Reimbursement of Management Fees Waived and Expenses Reimbursed — The Advisor may seek reimbursement for Management Fees waived or reimbursed and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Small Cap Growth Portfolio of the Management Fees waived or reimbursed and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Small Cap Growth Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Small Cap Growth Portfolio to exceed 1.07%. Consequently, no reimbursement by the Small Cap Growth Portfolio will be made unless: (i) the Small Cap Growth Portfolio's assets exceed $75 million; (ii) the Small Cap Growth Portfolio's total annual expense ratio is less than 1.07%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or reimbursed or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Small Cap Growth Portfolio for which the Advisor may seek reimbursement was $44,591 (expiring December 31, 2009). As of December 31, 2006, the net assets of the Small Cap Growth Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Small Cap Growth Portfolio, and the Advisor entered into an interim sub-advisory agreement with Copper Rock Capital Partners, LLC Inc. to provide sub-advisory services to the Small Cap Growth Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreement ("Sub-Advisory Agreement"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, the sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Small Cap Growth Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Growth Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Adminstrative Services Agreement (the "Sub-Adminitrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds, and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios.

The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH and an affiliate of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor receive no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Small Cap Growth Portfolio for the year ended December 31, 2006, were $9,484,718 and $9,965,249, respectively.

5. FEDERAL TAX INFORMATION

The Small Cap Growth Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, are primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-In Capital	Increase Undistributed Net Investment Income
$(26,615)	$26,615

This reclassification had no effect on net assets or net asset value per share.

NOTES TO FINANCIAL STATEMENTS — concluded

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows:

Capital loss carryforwards expiring:	
December 2010	$ (945,292)
December 2011	(750,922)
Unrealized appreciation	365,903
	$(1,330,311)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Small Cap Growth Portfolio utilized $1,008,080 of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Small Cap Growth Portfolio for federal income tax purposes at December 31, 2006 were as follows:

Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation
$2,719,427	$430,499	$(64,596)	$365,903

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Small Cap Growth Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Small Cap Growth Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Small Company Risk – The Small Cap Growth Portfolio invests in small-size companies. While small-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Small Cap Growth Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Investment Style Risk – Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Small Cap Growth Portfolio's growth style of investing, and the Small Cap Growth Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Small Cap Growth Portfolio may overweight specific industries within certain sectors, which may cause the Small Cap Growth Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. For example, the Small Cap Growth Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

In the normal course of business, the Small Cap Growth Portfolio enters into contracts that provide general indemnifications. The Small Cap Growth Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Small Cap Growth Portfolio. However, based on experience, the Small Cap Growth Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2006.

8. LITIGATION

In June 2004, Liberty Ridge, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG") related to activity in PBHG Funds (now known as the Old Mutual Advisor Funds II), an investment company in the same mutual fund complex having the same Board of Trustees as the Trust. Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's SAI are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to certain Portfolios. In this event, the Trust's Board would be required to seek a new sub-advisor for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge (formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")), its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Portfolio will not be required to adopt FIN 48 until June 30, 2007. As of December 31, 2006, the Small Cap Growth Portfolio has not completed its evaluation of the impact, if any, that will result from the adoption of FIN 48.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Small Cap Growth Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Small Cap Growth Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Small Cap Growth Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2007

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve month period ended June 30, 2006 is available without charge (i) upon request, by calling 800-347-9256; (ii) on the SEC's website at www.sec.gov; and (iii) on the Trust's website at www.omfunds.com.

Old Mutual Insurance Series Funds Form N-Q Information

Old Mutual Insurance Series Fund files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at www.sec.gov, and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2006 (Unaudited)

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Small Cap Growth Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Small Cap Growth Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Small Cap Growth Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Small Cap Growth Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Small Cap Growth Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Growth Portfolio				
Actual Portfolio Return	$1,000.00	$1,059.60	1.07%	$5.55
Hypothetical 5% Return	1,000.00	1,019.81	1.07	5.45

* Expenses are equal to the Small Cap Growth Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 (Unaudited)

The management and affairs of the Trust are supervised by the Trustees under the laws of the State of Delaware. The Trustees and executive Officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive Officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado, 80237. Additional information about the Portfolio's Trustees and executive Officers is available in the Trust's Statement of Additional Information ("SAI"), which can be obtained without charge by calling 1-800-433-0051, or via the Internet at www.omfunds.com.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (61)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	26	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 2005.
John R. Bartholdson (61)	Trustee	Since 1997	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) since 1992.	42	Director, The Triumph Group, Inc. since 1992. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee, Old Mutual Advisor Funds (investment company - 16 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (59)	Trustee	Since 1997	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	26	Trustee, EQ Advisors Trust (investment company - 53 portfolios) since 1995. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee AXA Enterprise Funds Trust (investment company - 16 portfolios) since 2005.
Albert A. Miller (71)	Trustee	Since 1997	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 - 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 - 2002). Retired.	26	Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (1993 - 2002).	26	None

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

Activities and Composition of the Board of Trustees and Officers of the Trust — As of December 31, 2006 — concluded (Unaudited)

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President (Principal Executive Officer)	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 - December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 - 2003).
Edward J. Veilleux (61)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one-year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Advisor Funds II and Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (58)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer (Principal Financial Officer)	Since 2006	Vice President of Fund Services, Old Mutual Capital, Inc., since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 - 2006)
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 - 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 - 2004).
Karen S. Proc (36)	Assistant Secretary	Since 2005	Vice President, Old Mutual Capital since January 2007; Associate General Counsel, Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).

 * The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), none of whom were "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one-year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Portfolio" and together, the "Portfolios"). Portfolio management of the Portfolios is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Portfolios in April 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and restructuring of the Portfolios' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Portfolio shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of six new sub-advisors for the Portfolios, including CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner" and collectively, the "New Sub-Advisors"). Also as part of the 2006 Restructuring, Liberty Ridge assumed the role of sub-advisor to certain Portfolios (Liberty Ridge and the New Sub-Advisors are referred to herein as the "Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Portfolios and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Portfolios' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Portfolios' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Portfolio; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Portfolios' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Portfolio. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Portfolio performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed nine-month actual and one-year pro forma financial information presented by OMCAP and each of the Sub-Advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the Sub-Advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Portfolio with those of other funds in its Lipper universe

Board Review and Approval of Investment Advisory and Sub-Advisory Agreements — continued (Unaudited)

The Senior Officer recommended for each Portfolio, except the Small Cap Growth Portfolio for the reasons described below in the section titled "Advisory Agreements — Old Mutual Small Cap Growth Portfolio", that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Portfolios for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Portfolios, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Portfolios. The Board considered that the Management Fee for each Portfolio had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Portfolio Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Portfolios being reduced. The Board further considered the current Management Fee for each Portfolio as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Portfolio pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Portfolio's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Portfolios as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Portfolio Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Portfolio that capped expenses borne by the Portfolios and their shareholders. These expense limitations provided a meaningful reduction in the Portfolios' expense ratios. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Portfolio as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Portfolios on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Portfolios for the nine-month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to Liberty Ridge, the Board considered its historical investment performance in managing the Portfolios with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Portfolio's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Portfolios, the Board considered the effectiveness of the Portfolios' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Portfolios invest. The Board also considered the potential advantages of the multi-manager approach of these Portfolios in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Portfolios and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Portfolios* — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Portfolios. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Portfolio as well as a discussion of the investment performance of each Portfolio.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Columbus Circle, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 place it in the 88th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is below the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance placed it below the median in the Portfolio's Lipper category, the initiation of fee caps at the beginning of 2006 should help improve performance over time and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, strong relative performance of the Portfolio (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 38th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the twelve-month period ended September 30, 2006 place it in the 79th percentile of funds in its Lipper category.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Portfolio is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Portfolio's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the sub-advisor in managing the Portfolio in prior years and the sub-advisor's good recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance during the twelve-month period ended September 30, 2006 over the Portfolio's historical performance. The Trustees noted that the Portfolio's performance ranked in the top 7% of funds in its Lipper category for the twelve-month period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, excellent relative performance of the Portfolio during the twelve-month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance ranked in the 63rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees noted that the Portfolio's two sub-advisors contributed equally to the Portfolio's performance. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance has placed it below the Portfolio's median of its Lipper category, the initiation of fee caps at the beginning of 2006 should help to improve its performance over time and this fact, combined with the relatively short time frame in which to measure the performance of the sub-advisor, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Copper Rock, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 places it in the 79th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but also considered that because of the Portfolio's small size, OMCAP was waiving all of its advisory fee and reimbursing some of the Portfolio's expenses. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Portfolio's poor performance combined with its very low asset base make it a candidate for liquidation or merger.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Portfolio, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

Shareholder Proxy Results (Unaudited)

At a meeting of shareholders of Old Mutual Insurance Series Fund (the "Trust"), held on April 19, 2006, shareholders of each of the series portfolios of the Trust (each a "Portfolio"), voting as a single class, elected four trustees of the Trust. In addition, shareholders of the Portfolios, voting separately, approved a new investment management agreement and new sub-advisory agreement(s) and shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio, and Old Mutual Small Cap Portfolio, voting separately, approved a proposal to permit the investment advisor to manage those Portfolios as manager of managers Portfolios.

The following is a report on the votes cast:

Proposal 1.   Election of Trustees

Candidate	# of Shares For Nominee	# of Shares Against/Withheld
Leigh A. Wilson	453,911,578	23,691,591
John R. Bartholdson	453,491,784	24,111,386
Jettie M. Edwards	453,930,879	23,672,290
Albert A. Miller	453,278,856	24,324,314

Proposal 2.   Proposal For A New Investment Management Agreement For All Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	38,295,536	2,811,911	1,554,475
Growth II	3,361,386	70,384	128,871
Large Cap Growth	1,086,749	12,634	55,374
Large Cap Growth Concentrated	7,016,912	399,321	605,803
Mid-Cap	2,960,168	93,809	218,409
Select Value	3,293,402	121,284	70,809
Small Cap	5,101,428	29,991	79,352
Small Cap Growth	363,807	0	23,940

Proposal 3.   Propsal For New Sub-Advisory Agreement(s) For All Portfolios

	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
a. Old Mutual Columbus Circle Technology and Communications Portfolio			
3g. Columbus Circle Investors	38,150,918	2,915,137	1,595,866
b. Old Mutual Growth II Portfolio			
3c. Turner Investment Partners, Inc.	3,288,349	119,562	152,728
3e. Munder Capital Partners, LLC	3,251,208	155,660	153,772
c. Old Mutual Large Cap Growth Portfolio			
3c. Turner Investment Partners, Inc.	1,054,813	38,021	61,923
3d. CastleArk Management, LLC	1,063,363	33,410	57,983
d. Old Mutual Large Cap Growth Concentrated Portfolio			
3c. Turner Investment Partners, Inc.	7,016,912	399,321	605,803
3d. CastleArk Management, LLC	7,016,912	399,321	605,803
e. Old Mutual Mid-Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	2,933,237	116,028	223,121
f. Old Mutual Select Value Portfolio			
3a. Liberty Ridge Capital, Inc.	3,275,790	105,484	104,221
g. Old Mutual Small Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	5,101,428	29,991	79,352
3b. Eagle Asset Management, Inc.	5,101,428	29,991	79,352
h. Old Mutual Small Cap Growth Portfolio			
3f. Copper Rock Capital Partners, LLC	360,383	0	27,364

Proposal 4.   Proposal To Permit Certain Portfolios To Be Managed As Manager Of Managers Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	37,606,047	3,544,842	1,511,033
Growth II	3,299,801	171,214	89,625
Large Cap Growth	1,039,135	55,031	60,590
Large Cap Growth Concentrated	6,750,263	665,970	605,803
Small Cap	5,020,682	110,737	79,352

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OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

1-800-347-9256

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 419229
Kansas City, MO 64141-6229

IN PERSON

4643 South Ulster Street, 6th Floor
Denver, CO 80237

ON THE INTERNET

www.omfunds.com

This annual report is intended for the information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting www.omfunds.com or by calling 1-800-347-9256 toll free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-017 01/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Small Cap Portfolio

ANNUAL REPORT | December 31, 2006



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of December 31, 2006, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2006, are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEX

The comparative index discussed in this report is meant to provide a basis for judging the Portfolio's performance against a specific securities index. The index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

As the recently appointed president of Old Mutual Insurance Series Fund (the "Trust"), it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the year, we are pleased to report that the twelve-month period ended December 31, 2006 finished on a decidedly positive note.

Against this backdrop, value stocks once again outperformed their growth counterparts based on a yearlong comparison of the broad-market Russell 3000® Value and Russell 3000® Growth Indexes. Warning signs such as interest rate uncertainty, rising energy prices, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks.

While positive factors such as these helped to push the major equity indexes higher for the fiscal year, we continue to see signs that growth stocks may be poised for improving performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. Earlier in the year, we appointed several new sub-advisors for the Trust's portfolios known for their consistency, depth and stability. More recently, we have taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including portfolio performance. For more complete information, we invite you to refer to the following pages in which the Portfolio's activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at President@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Portfolios' sub-advisors and their well-honed institutional disciplines. We look forward to the coming fiscal year with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Russell 3000® Growth Index

Measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000® Growth or the Russell 2000® Growth indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value indexes.

OLD MUTUAL SMALL CAP PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisors: Eagle Asset Management, Inc. and Liberty Ridge Capital, Inc.

Performance Highlights

• *For the one-year period ended December 31, 2006, the Old Mutual Small Cap Portfolio returned 16.73%. Despite producing strong absolute gains, the Portfolio underperformed its benchmark, the Russell 2000® Index, which advanced 18.37% during the period.*

• *Top contributing sectors included information technology, tele-communication services, and energy, while materials, health care, and industrials detracted from relative performance.*

• *Top performing stocks held by the Portfolio during the period included First Marblehead, Mediacom Communications, and Delta & Pine Land (no longer a Portfolio holding), while top detractors included PXRE Group (no longer a Portfolio holding), Angiotech Pharmaceuticals, and IMAX (no longer a Portfolio holding).*

Q. How did the Portfolio perform relative to its benchmark?

A. For the one-year period ended December 31, 2006, the Old Mutual Small Cap Portfolio returned 16.73%. Despite producing strong absolute gains, the Portfolio underperformed its benchmark, the Russell 2000® Index, which advanced 18.37% during the period.

Q. What investment environment did the Portfolio face during the past year?

A. Despite macroeconomic warning signs from an inverted yield curve – a situation that occurs when short-term instruments yield more than their long-term counterparts – and a declining housing market, investors took heart in historically high corporate profit margins, continued share buybacks, and high levels of private equity activity. These positives pushed the major equity indexes higher for the one-year period. As noted above, the Russell 2000® Index produced strong absolute gains advancing 18.37% during the period. According to one study though, 2006 was a disappointment for small-cap managers as only 18% beat the Index[1]. Co-sub-advisor Eagle Asset Management, Inc. ("Eagle") attributes this challenging market to two factors. First, the volatility in commodity stocks resulted in poor performance for managers that increased their weighting in this segment. The second factor that Eagle believes contributed to the challenging investment environment was the strong performance of the yield sector, which is comprised of utilities and real estate investment trusts ("REITs"). This sector makes up almost 10% of the small-cap market, but typically represents a very small portion of small-cap managers' portfolios. This underweight proved costly in 2006 as these sectors returned almost 30% during the period.

Q. How did security composition affect Portfolio performance?

A. Stock-specific factors, rather than macroeconomic themes or sector over/underweights, generally accounted for the Portfolio's relative performance in 2006. Top contributing sectors included information technology, telecommunication services, and energy, while materials, health care, and industrials detracted from relative performance. Top performing stocks held by the Portfolio during the period included First Marblehead, Mediacom Communications, and Delta & Pine Land (no longer a Portfolio holding), while top detractors included PXRE Group (no longer a Portfolio holding), Angiotech Pharmaceuticals, and IMAX (no longer a Portfolio holding).

Among stocks in the financials sector, the Portfolio produced mixed results. Student loan facilitator First Marblehead recovered from what co-sub-advisor Liberty Ridge Capital, Inc. ("Liberty Ridge") believes was a severe overreaction to potential client losses in the fourth quarter of 2005. As the leading provider of outsourced solutions in the private student lending space, First Marblehead is well positioned in a fast-growing and relatively untapped market. Liberty Ridge believes the firm stands to benefit from rising education prices, further limitations on federal funding for student loans, and expanded awareness of private lending opportunities that are available to students and their parents. On the other side of the equation, Liberty Ridge's insurance holding, PXRE Group, underperformed. Unusually poor underwriting results following the record-setting 2005 hurricane season hurt the company's results.

Within the consumer discretionary sector, Liberty Ridge's overall exposure was a positive despite the headwind of overweighting this underperforming sector. The sub-advisor's media holdings represented a significant overweight position and, while the sector

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[1] Prudential Securities, Steven DeSanctis, January 2007.

posted weak results overall, stock selection within media contributed to the Portfolio's performance during the period. The Portfolio's position in cable operator Mediacom Communications reversed that trend however, as the rollout of bundled voice, Internet, and cable services hit its stride among cable operators in 2006. Mediacom Communications benefited from low levels of competition from traditional telephone companies in its rural markets. Elsewhere in the media space the Portfolio had some difficulties. For example, movie-theatre designer and operator IMAX disappointed investors in August when it failed to attract a buyer at an attractive enough bid after a five-month auction. After reassessing the company's prospects, Liberty Ridge determined that IMAX no longer represented an attractive opportunity even at the reduced stock price, and the stock was sold.

Eagle and Liberty Ridge's positions in Delta & Pine Land also contributed to the Portfolio's performance during the period. The company breeds, produces, conditions, and markets a variety of cotton seeds in the United States and other cotton-producing nations. One month after reporting exceptional quarterly sales growth and better than expected performance from the company's premium seed treatments, Delta & Pine Land announced that it had agreed to be taken over at a considerable premium to the stock's valuation at the time.

On the other side of the equation, specialty pharmaceutical designer Angiotech Pharmaceuticals delivered sub-par results and detracted from performance during the period. Its primary revenue generator, Taxus, saw sales shortfalls arising from safety concerns and the market seemed unenthusiastic about the company's remaining pipeline. Liberty Ridge believes current prices do not give sufficient credit to the company's strong pipeline and that the firm should be able to revive its earnings growth as Taxus' safety concerns are resolved.

Q. What is the investment outlook for the small-cap market?

A. Eagle points out that value stocks are in the midst of their best run in history. Inherently low rate of return cyclical business (often times traditional value investments) have enjoyed strong gains. A strong global economy lifted demand for cyclical products while the slowdown in capital spending created capacity constraints in many basic industries. As a result of these factors, many cyclical industry groups that have performed poorly during the past 20 years - refiners, chemicals, containers, metals and mining - have outperformed significantly both last year and during the fourth quarter of 2006. Although the outperformance of value investments has generally been benign to Eagle's strategy, the co-sub-advisor believes that the recent outperformance of traditional value stocks is poised to come to an end and that stable growth stocks may be poised to outperform in the first half of 2007.

Liberty Ridge notes that, as always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge focuses on finding companies that it believes will do well regardless of news headlines, and believes a long-term perspective maximizes investment returns over time.

Top Ten Common Stock Holdings as of December 31, 2006 (Unaudited)	
Harman International	1.3%
Wright Express	1.2%
Star Gas Partners	1.1%
Amphenol, Cl A	1.1%
Scholastic	1.1%
Affiliated Managers Group	1.0%
Teledyne Technologies	1.0%
Arch Capital Group	1.0%
Blockbuster, Cl A	1.0%
Orthofix International	1.0%
As a % of Total Portfolio Investments	10.8%

Small Cap Portfolio

OLD MUTUAL SMALL CAP PORTFOLIO — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of December 31, 2006

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Small Cap Portfolio	10/28/97	16.73%	11.23%	5.68%	10.81%
Russell 2000® Index	10/28/97	18.37%	13.56%	11.39%	8.16%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of October 28, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Sector Weightings as of December 31, 2006 — % of Total Portfolio Investments



Schedule of Investments

As of December 31, 2006

Description	Shares	Value (000)
Common Stock — 97.6%		
Aerospace/Defense — 1.0%		
Teledyne Technologies*	25,660	$ 1,030
Total Aerospace/Defense		1,030
Aerospace/Defense-Equipment — 1.7%		
Alliant Techsystems*	8,415	658
BE Aerospace*	17,025	437
DRS Technologies	12,600	664
Total Aerospace/Defense-Equipment		1,759
Agricultural Chemicals — 0.3%		
UAP Holding	10,555	266
Total Agricultural Chemicals		266
Agricultural Operations — 0.5%		
Tejon Ranch*	9,200	514
Total Agricultural Operations		514
Airlines — 0.4%		
Republic Airways Holdings*	23,570	395
Total Airlines		395
Applications Software — 1.2%		
American Reprographics*	16,870	562
Progress Software*	22,265	622
Total Applications Software		1,184
Auction House/Art Dealer — 0.5%		
Sotheby's	15,480	480
Total Auction House/Art Dealer		480
Audio/Video Products — 1.3%		
Harman International	13,450	1,344
Total Audio/Video Products		1,344
Auto-Medium & Heavy Duty Trucks — 0.5%		
Oshkosh Truck	10,330	500
Total Auto-Medium & Heavy Duty Trucks		500
Broadcast Services/Programming — 0.9%		
Discovery Holding, Cl A*	30,755	495
Nexstar Broadcasting Group, Cl A*	92,849	427
Total Broadcast Services/Programming		922
Building Products-Doors & Windows — 0.4%		
Apogee Enterprises	21,680	419
Total Building Products-Doors & Windows		419
Building-Heavy Construction — 0.7%		
Washington Group International*	12,300	735
Total Building-Heavy Construction		735

Description	Shares	Value (000)
Building-Mobile Home/Manufactured Housing — 0.6%		
Williams Scotsman International*	32,470	$ 637
Total Building-Mobile Home/ Manufactured Housing		637
Building-Residential/Commercial — 0.5%		
Levitt, Cl A	37,710	462
Total Building-Residential/Commercial		462
Cable TV — 1.8%		
Mediacom Communications, Cl A*	106,417	856
Rodgers Communications, Cl B	15,410	918
Total Cable TV		1,774
Chemicals-Diversified — 0.4%		
Olin	25,580	423
Total Chemicals-Diversified		423
Chemicals-Specialty — 0.7%		
Hercules*	9,600	185
MacDermid	16,185	552
Total Chemicals-Specialty		737
Circuit Boards — 0.4%		
Park Electrochemical	15,750	404
Total Circuit Boards		404
Commercial Banks-Central US — 0.4%		
Irwin Financial	18,250	413
Total Commercial Banks-Central US		413
Commercial Banks-Western US — 0.6%		
SVB Financial Group*	13,640	636
Total Commercial Banks-Western US		636
Commercial Services — 0.6%		
Arbitron	13,440	584
Total Commercial Services		584
Commercial Services-Finance — 1.5%		
Euronet Worldwide*	11,725	348
Wright Express*	37,975	1,184
Total Commercial Services-Finance		1,532
Computer Aided Design — 1.4%		
Ansys*	19,710	857
Autodesk*	13,640	552
Total Computer Aided Design		1,409
Computer Services — 0.8%		
Perot Systems, Cl A*	51,660	847
Total Computer Services		847

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Computer Software — 0.7%		
Blackbaud	27,590	$ 717
Total Computer Software		717
Computers-Integrated Systems — 0.3%		
Micros Systems*	6,065	320
Total Computers-Integrated Systems		320
Consulting Services — 1.6%		
Corporate Executive Board	7,570	664
CRA International*	4,630	242
LECG*	39,600	732
Total Consulting Services		1,638
Consumer Products-Miscellaneous — 0.4%		
Scotts Miracle-Gro, Cl A	6,935	358
Total Consumer Products-Miscellaneous		358
Containers-Metal/Glass — 0.3%		
Greif, Cl A	2,785	330
Total Containers-Metal/Glass		330
Data Processing/Management — 0.5%		
Dun & Bradstreet*	6,050	501
Schawk	1,100	21
Total Data Processing/Management		522
Dental Supplies & Equipment — 0.4%		
Patterson*	11,020	391
Total Dental Supplies & Equipment		391
Diagnostic Equipment — 0.5%		
Cytyc*	18,720	530
Total Diagnostic Equipment		530
Diagnostic Kits — 1.0%		
Dade Behring Holdings	13,530	539
Meridian Bioscience	19,655	482
Total Diagnostic Kits		1,021
Dialysis Centers — 0.4%		
Dialysis Corp of America*	31,136	396
Total Dialysis Centers		396
Disposable Medical Products — 1.0%		
Arrow International	6,890	244
C.R. Bard	9,550	792
Total Disposable Medical Products		1,036
Distribution/Wholesale — 0.9%		
Beacon Roofing Supply*	15,850	298
Bell Microproducts*	84,890	599
Total Distribution/Wholesale		897

Description	Shares	Value (000)
Diversified Manufacturing Operations — 1.0%		
Actuant, Cl A	7,205	$ 343
ESCO Technologies*	15,120	687
Total Diversified Manufacturing Operations		1,030
Diversified Operations — 0.3%		
Walter Industries	11,300	306
Total Diversified Operations		306
Drug Delivery Systems — 0.2%		
Conor Medsystems*	5,810	182
Total Drug Delivery Systems		182
Electric Products-Miscellaneous — 0.2%		
Ametek	7,897	251
Total Electric Products-Miscellaneous		251
Electronic Components-Semiconductors — 1.4%		
Diodes*	10,895	387
DSP Group*	23,110	501
ON Semiconductor*	46,280	350
Skyworks Solutions*	21,600	153
Total Electronic Components-Semiconductors		1,391
Electronic Connectors — 1.1%		
Amphenol, Cl A	17,225	1,069
Total Electronic Connectors		1,069
Electronic Design Automation — 0.7%		
Synplicity*	117,440	735
Total Electronic Design Automation		735
Electronic Measuring Instruments — 0.9%		
National Instruments	17,215	469
Orbotech*	16,650	423
Total Electronic Measuring Instruments		892
Enterprise Software/Services — 0.6%		
Lawson Software*	72,020	532
Packeteer*	5,300	72
Total Enterprise Software/Services		604
Finance-Consumer Loans — 1.9%		
Encore Capital Group*	43,420	547
First Marblehead	6,475	354
Nelnet, Cl A*	17,320	474
Portfolio Recovery Associates*	10,600	495
Total Finance-Consumer Loans		1,870
Finance-Other Services — 0.9%		
Asset Acceptance Capital*	53,415	898
Total Finance-Other Services		898

Description	Shares	Value (000)
Financial Guarantee Insurance — 2.5%		
AMBAC Financial Group	6,490	$ 578
MBIA	11,325	827
Primus Guaranty*	22,980	266
Ram Holdings*	19,990	286
Security Capital Assurance	19,310	537
Total Financial Guarantee Insurance		2,494
Food-Baking — 0.5%		
Flowers Foods	18,490	499
Total Food-Baking		499
Food-Dairy Products — 0.7%		
Dean Foods*	17,445	738
Total Food-Dairy Products		738
Footwear & Related Apparel — 0.0%		
Heelys*	490	16
Total Footwear & Related Apparel		16
Health Care Cost Containment — 0.1%		
Hooper Holmes*	28,800	95
Total Health Care Cost Containment		95
Human Resources — 0.4%		
Hudson Highland Group*	25,870	431
Total Human Resources		431
Industrial Audio & Video Products — 0.9%		
Dolby Laboratories, Cl A*	30,320	940
Total Industrial Audio & Video Products		940
Industrial Automation/Robot — 0.5%		
Cognex	21,225	506
Total Industrial Automation/Robot		506
Instruments-Controls — 0.3%		
Watts Water Technologies, Cl A	7,080	291
Total Instruments-Controls		291
Instruments-Scientific — 0.5%		
Dionex*	4,780	271
Varian*	4,950	222
Total Instruments-Scientific		493
Insurance Brokers — 0.7%		
Hub International	23,165	727
Total Insurance Brokers		727
Internet Application Software — 0.4%		
Cryptologic	18,300	425
Total Internet Application Software		425

Description	Shares	Value (000)
Internet Security — 0.2%		
Ipass*	42,230	$ 248
Total Internet Security		248
Investment Management/Advisory Services — 1.7%		
Affiliated Managers Group*	9,855	1,036
AllianceBernstein Holding	8,580	690
Total Investment Management/ Advisory Services		1,726
Lasers-Systems/Components — 1.2%		
Electro Scientific Industries*	36,300	731
Rofin-Sinar Technologies*	8,285	501
Total Lasers-Systems/Components		1,232
Life/Health Insurance — 1.1%		
KMG America*	54,955	527
Stancorp Financial Group	12,515	564
Total Life/Health Insurance		1,091
Machinery-Pumps — 0.6%		
Graco	14,710	583
Total Machinery-Pumps		583
Medical Instruments — 3.0%		
Cambridge Heart*	200,800	554
DJO*	3,533	151
Edwards Lifesciences*	15,265	718
Natus Medical*	48,250	802
Symmetry Medical*	37,000	512
Techne*	4,405	244
Total Medical Instruments		2,981
Medical Products — 1.5%		
Orthofix International*	20,332	1,016
Syneron Medical*	17,020	462
Total Medical Products		1,478
Medical-Biomedical/Genetic — 2.3%		
Alexion Pharmaceuticals*	1,710	69
Barrier Therapeutics*	114,857	866
Cambrex	24,750	562
Enzon Pharmaceuticals*	28,050	239
Orchid Cellmark*	45,900	142
Qiagen*	27,165	411
Total Medical-Biomedical/Genetic		2,289
Medical-Drugs — 1.0%		
Angiotech Pharmaceuticals*	56,700	466
Aspreva Pharmaceuticals*	21,600	443
Cubist Pharmaceuticals*	4,865	88
Total Medical-Drugs		997

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2006

Description	Shares	Value (000)
Medical-Generic Drugs — 0.7%		
Perrigo	40,625	$ 703
Total Medical-Generic Drugs		703
Miscellaneous Manufacturing — 0.4%		
Reddy Ice Holdings	16,455	425
Total Miscellaneous Manufacturing		425
Motion Pictures & Services — 0.3%		
Alliance Atlantis Communications, Cl B*	7,780	338
Total Motion Pictures & Services		338
Multi-Line Insurance — 0.6%		
Assurant	11,180	618
Total Multi-Line Insurance		618
Multimedia — 1.0%		
Entravision Communications, Cl A*	45,195	372
Gemstar-TV Guide International*	147,898	593
Total Multimedia		965
Networking Products — 1.2%		
Foundry Networks*	32,860	492
Netgear*	26,540	697
Total Networking Products		1,189
Non-Hazardous Waste Disposal — 0.9%		
Waste Connections*	11,750	488
WCA Waste*	48,400	389
Total Non-Hazardous Waste Disposal		877
Office Furnishings-Original — 0.6%		
Steelcase, Cl A	30,625	556
Total Office Furnishings-Original		556
Oil Companies-Exploration & Production — 1.2%		
Mariner Energy*	24,991	490
Southwestern Energy*	7,315	256
Stone Energy*	13,950	493
Total Oil Companies-Exploration & Production		1,239
Oil Field Machinery & Equipment — 1.6%		
Dril-Quip*	17,520	686
FMC Technologies*	10,645	656
NATCO Group, Cl A*	8,710	278
Total Oil Field Machinery & Equipment		1,620
Oil-Field Services — 0.8%		
Superior Energy Services*	16,110	527
W-H Energy Services*	6,170	300
Total Oil-Field Services		827

Description	Shares	Value (000)
Paper & Related Products — 2.4%		
Abitibi-Consolidated	340,390	$ 871
Bowater	22,730	512
Caraustar Industries*	56,127	454
Neenah Paper	17,075	603
Total Paper & Related Products		2,440
Property/Casualty Insurance — 2.1%		
Arch Capital Group*	15,210	1,028
CNA Surety*	23,665	509
RLI	10,260	579
Total Property/Casualty Insurance		2,116
Publishing-Books — 2.0%		
John Wiley & Sons, Cl A	24,005	923
Scholastic*	29,600	1,061
Total Publishing-Books		1,984
Publishing-Periodicals — 0.6%		
Playboy Enterprises, Cl B*	50,960	584
Total Publishing-Periodicals		584
Radio — 0.9%		
Radio One, Cl D*	80,420	542
Spanish Broadcasting System, Cl A*	88,875	365
Total Radio		907
Reinsurance — 3.8%		
Allied World Assurance Holdings	5,925	258
Aspen Insurance Holdings	34,910	920
Endurance Specialty Holdings	25,630	938
Montpelier Re Holdings	45,930	855
Platinum Underwriters Holdings	26,570	822
Total Reinsurance		3,793
REITs-Hotels — 0.6%		
Ashford Hospitality Trust	44,860	558
Total REITs-Hotels		558
REITs-Mortgage — 1.1%		
Gramercy Capital	17,780	549
KKR Financial	21,760	583
Total REITs-Mortgage		1,132
REITs-Office Property — 0.5%		
American Financial Realty Trust	44,900	514
Total REITs-Office Property		514
Resorts/Theme Parks — 0.9%		
Vail Resorts*	19,835	889
Total Resorts/Theme Parks		889

Description	Shares	Value (000)
Retail-Apparel/Shoe — 0.6%		
Footstar*	95,200	$ 624
Total Retail-Apparel/Shoe		624
Retail-Auto Parts — 0.5%		
Advance Auto Parts	12,965	461
Total Retail-Auto Parts		461
Retail-Catalog Shopping — 0.1%		
MSC Industrial Direct, Cl A	2,375	93
Total Retail-Catalog Shopping		93
Retail-Office Supplies — 0.4%		
School Specialty*	9,435	354
Total Retail-Office Supplies		354
Retail-Propane Distribution — 1.1%		
Star Gas Partners*	316,230	1,113
Total Retail-Propane Distribution		1,113
Retail-Video Rental — 1.0%		
Blockbuster, Cl A*	193,000	1,021
Total Retail-Video Rental		1,021
Satellite Telecom — 0.7%		
Loral Space & Communications*	16,150	658
Total Satellite Telecom		658
Schools — 0.2%		
Capella Education*	9,855	239
Total Schools		239
Schools-Day Care — 0.2%		
Bright Horizons Family Solutions*	3,940	152
Total Schools-Day Care		152
Seismic Data Collection — 0.3%		
Seitel*	91,850	328
Total Seismic Data Collection		328
Semiconductor Components-Integrated Circuits — 0.7%		
ChipMOS TECHNOLOGIES*	102,370	695
Total Semiconductor Components-Integrated Circuits		695
Semiconductor Equipment — 2.1%		
Brooks Automation*	42,630	614
Cabot Microelectronics*	16,480	559
Credence Systems*	17,030	89
Entegris*	53,180	575
Formfactor*	6,630	247
Total Semiconductor Equipment		2,084

Description	Shares	Value (000)
Software Tools — 0.3%		
Borland Software*	49,750	$ 271
Total Software Tools		271
Steel Pipe & Tube — 0.7%		
Mueller Water Products, Cl A	28,080	418
Mueller Water Products, Cl B*	18,672	278
Total Steel Pipe & Tube		696
Telecommunications Equipment — 1.7%		
CommScope*	18,850	575
Plantronics	30,190	640
Tollgrade Communications*	43,900	464
Total Telecommunications Equipment		1,679
Telecommunications Services — 2.4%		
Global Crossing*	12,500	307
Iowa Telecommunications Services	9,750	192
Mastec*	45,710	528
NeuStar, Cl A*	18,415	597
Time Warner Telecom, Cl A*	40,555	808
Total Telecommunications Services		2,432
Telephone-Integrated — 0.5%		
IDT, Cl B*	37,400	489
Total Telephone-Integrated		489
Television — 0.8%		
Sinclair Broadcast Group, Cl A	76,030	798
Total Television		798
Transport-Equipment & Leasing — 0.8%		
GATX	11,100	481
Greenbrier	9,300	279
Total Transport-Equipment & Leasing		760
Transport-Truck — 0.5%		
Forward Air	15,690	454
Total Transport-Truck		454
Travel Services — 0.7%		
Ambassadors Group	21,815	662
Total Travel Services		662
Wire & Cable Products — 0.7%		
General Cable*	15,195	664
Total Wire & Cable Products		664
Total Common Stock (Cost $86,467)		**98,071**

Old Mutual Small Cap Portfolio — concluded

Schedule of Investments

As of December 31, 2006

Description	Shares/Face Amount (000)		Value (000)
Investment Company — 0.4%			
Index Fund-Small Cap — 0.4%			
iShares Russell 2000 Index Fund	5,170	$	404
Total Investment Company (Cost $323)			404
Repurchase Agreement — 2.1%			
Morgan Stanley 5.10%, dated 12/29/06, to be repurchased on 01/02/07, repurchase price $2,144,328 (collateralized by a U.S. Government obligation, par value $2,230,000, 5.75%, 11/07/17, total market value $2,192,080)(A)	$2,143		2,143
Total Repurchase Agreement (Cost $2,143)			2,143
Total Investments — 100.1% (Cost $88,933)			100,618
Other Assets and Liabilities, Net — (0.1)%			(69)
Net Assets — 100.0%		$	100,549

* Non-income producing security.
(A) — Tri-party repurchase agreement
Cl — Class
REITs — Real Estate Investment Trusts
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2006

	Old Mutual Small Cap Portfolio
Assets:	
Investment Securities (including Repurchase Agreements), at cost	$ 88,933
Investment Securities, at value	$ 98,475
Repurchase Agreement, at value	2,143
Receivable for Investments Sold	558
Dividends and Interest Receivable	102
Receivable for Management Fees Waived	15
Prepaid Trustees' Fees	6
Prepaid Expenses and Other Assets	6
Receivable for Fund Shares Sold	2
Total Assets	101,307
Liabilities:	
Payable for Investments Purchased	503
Payable for Management Fees	94
Payable for Fund Shares Redeemed	88
Accrued Expenses	73
Total Liabilities	758
Net Assets	**$ 100,549**
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 4,177,534 outstanding shares of beneficial interest	$ 77,672
Undistributed Net Investment Income	3
Accumulated Net Realized Gain on Investments	11,189
Net Unrealized Appreciation on Investments	11,685
Net Assets	**$ 100,549**
Net Asset Value, Offering and Redemption Price Per Share	$24.07

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE YEAR ENDED DECEMBER 31, 2006

	Old Mutual Small Cap Portfolio
Investment Income:	
Dividends	$ 735
Interest	124
Less: Foreign Taxes Withheld	(1)
Total Investment Income	858
Expenses:	
Management Fees	1,149
Trustees' Fees	34
Professional Fees	74
Custodian Fees	36
Printing Fees	28
Transfer Agent Fees	28
Other Fees	14
Total Expenses	1,363
Waiver of Management Fees	(297)
Net Expenses	1,066
Net Investment Loss	(208)
Net Realized Gain from Security Transactions	12,634
Net Change in Unrealized Appreciation on Investments	3,662
Net Realized and Unrealized Gain on Investments	16,296
Increase in Net Assets Resulting from Operations	$16,088

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Small Cap Portfolio	
	1/1/06 to 12/31/06	1/1/05 to 12/31/05
Investment Activities:		
Net Investment Loss	$ (208)	$ (247)
Net Realized Gain from Security Transactions	12,634	16,721
Net Change in Unrealized Appreciation (Depreciation) on Investments	3,662	(15,275)
Net Increase in Net Assets Resulting from Operations	16,088	1,199
Capital Share Transactions:		
Shares Issued	197	489
Shares Redeemed	(31,114)	(41,151)
Decrease in Net Assets Derived from Capital Shares Transactions	(30,917)	(40,662)
Total Decrease in Net Assets	(14,829)	(39,463)
Net Assets:		
Beginning of Year	115,378	154,841
End of Year	**$100,549**	**$115,378**
Undistributed Net Investment Income	**$ 3**	**$ —**
Shares Issued and Redeemed:		
Shares Issued	9	25
Shares Redeemed	(1,425)	(2,050)
Net Decrease in Shares Outstanding	(1,416)	(2,025)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH FISCAL YEAR ENDED DECEMBER 31,

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Loss to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expenses Reduction)	Portfolio Turnover Rate
OLD MUTUAL SMALL CAP PORTFOLIO														
2006	$20.62	$(0.04)[1]	$3.49	$3.45	$ —	$ —	$ —	$24.07	16.73%	$100,549	1.02%	(0.20)%	1.30%	163.05%
2005	20.32	(0.04)[1]	0.34	0.30	—	—	—	20.62	1.48%	115,378	1.20%	(0.18)%	1.28%	58.30%
2004	17.49	(0.13)[1]	2.96	2.83	—	—	—	20.32	16.18%	154,841	1.20%	(0.77)%	1.25%	80.68%
2003	12.58	(0.07)[1]	4.98	4.91	—	—	—	17.49	39.03%	219,398	1.20%	(0.48)%	1.24%	125.35%
2002	18.57	(0.10)	(5.66)	(5.76)	—	(0.23)	(0.23)	12.58	(31.11)%	244,139	1.20%	(0.52)%	1.22%	158.64%

[1] Per share calculations were performed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

1. ORGANIZATION

Old Mutual Small Cap Portfolio (the "Small Cap Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Small Cap Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio"), the Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio"), the Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio"), the Old Mutual Select Value Portfolio (the "Select Value Portfolio"), the Old Mutual Growth II Portfolio (the "Growth II Portfolio"), the Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio"), and the Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio"), (each a "Portfolio" and, collectively, the "Portfolios").

The Small Cap Portfolio is classified as a diversified management investment company. The financial statements for the Small Cap Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At December 31, 2006, 92% of the outstanding shares of the Small Cap Portfolio were held by the account of one participating insurance company.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Small Cap Portfolio in the preparation of its financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Trust uses pricing services to report the market value of securities in the Portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Notes to Financial Statements — continued

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Dividends paid from a Portfolio from net investment income and distributions from net realized short-term gains are, for federal income tax purposes, taxable as ordinary income to shareholders. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Small Cap Portfolio had no outstanding futures contracts as of December 31, 2006.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Small Cap Portfolio had no outstanding options contracts as of December 31, 2006.

Commission Recapture — Some Portfolios may have directed certain portfolio trades to brokers who paid a portion of the commissions for those trades in cash to the Portfolio. Commission Recapture arrangements were accounted for as realized gains of the respective Portfolio. Under these arrangements, the Small Cap Portfolio received $492 during the year ended December 31, 2006. Effective September 30, 2006, these commission recapture programs were terminated.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the year ended December 31, 2006, no interest was earned by the Trust under this arrangement.

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor. Old Mutual Capital is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a wholly-owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Old Mutual Capital was appointed on an interim basis pursuant to an interim advisory agreement ("Interim Agreement") pending shareholder approval of a new management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Under the terms of the Interim Agreement, Old Mutual Capital was paid a fee that was calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"), as described in the "Administrator" section below. In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate as shown below. The Management Fee paid to Old Mutual Capital under the terms of the Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio. The rates have been in effect since January 1, 2006.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Portfolio	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%

Administrator — Effective January 1, 2006, Old Mutual Capital replaced Old Mutual Fund Services as administrator to the Trust and the Portfolios. Under the terms of the Management Agreement, Old Mutual Capital receives the Management Fees listed above for providing both advisory and administrative services. The fee that Old Mutual Capital receives for providing these services is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio.

Expense Limitation Agreement — In the interest of limiting expenses of the Small Cap Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), through December 31, 2008, with respect to the Small Cap Portfolio, pursuant to which the Advisor has contractually agreed to waive or limit its Management Fees and to assume other expenses of the Small Cap Portfolio to the extent necessary to limit the total annual expenses to no more than 1.02% of the Small Cap Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Small Cap Portfolio's business.

Reimbursement of Management Fees Waived — The Advisor may seek reimbursement for Management Fees waived or reimbursed and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Small Cap Portfolio of the Management Fees waived or reimbursed and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Small Cap Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Small Cap Portfolio to exceed 1.02%. Consequently, no reimbursement by the Small Cap Portfolio will be made unless: (i) the Small Cap Portfolio's assets exceed $75 million; (ii) the Small Cap Portfolio's total annual expense ratio is less than 1.02%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or reimbursed or other expenses paid previously by Liberty Ridge as the previous investment advisor.

NOTES TO FINANCIAL STATEMENTS — continued

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Small Cap Portfolio for which the Advisor may seek reimbursement was $297,249 (expiring December 31, 2009).

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Small Cap Portfolio, and the Advisor entered into interim sub-advisory agreements with Liberty Ridge and Eagle Asset Management, Inc. to provide co-sub-advisory services to the Small Cap Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreements ("Sub-Advisory Agreements"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Small Cap Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee for each sub-advisor is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Portfolio	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Adminstrative Services Agreement (the "Sub-Adminitrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds, and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios.

The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement will continue in effect until December 31, 2007, subject to certain termination provisions. The Agreement will renew each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), an indirect, wholly-owned subsidiary of OMUSH and an affiliate of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor receive no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Small Cap Portfolio for the year ended December 31, 2006, were $166,838,055 and $191,377,160, respectively.

5. FEDERAL TAX INFORMATION

The Small Cap Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, are primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, and reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities, were reclassified to/from the following accounts:

Increase Undistributed Net Investment Income (000)	Decrease Accumulated Net Realized Gain (000)
$211	$(211)

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of distributable earnings were as follows (000):

Undistributed Ordinary Income	$ 4,236
Undistributed Long-Term Capital Gain	7,830
Post October Losses	(118)
Unrealized Appreciation	10,929
	$22,877

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Small Cap Portfolio utilized $1,030 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Small Cap Portfolio for federal income tax purposes at December 31, 2006 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$89,689	$13,939	$(3,010)	$10,929

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Small Cap Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Small Cap Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisors may misgauge that worth.

Small and Mid-Size Company Risk – The Small Cap Portfolio invests in small and mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Small Cap Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

NOTES TO FINANCIAL STATEMENTS — concluded

AS OF DECEMBER 31, 2006

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Small Cap Portfolio may overweight specific industries within certain sectors, which may cause the Small Cap Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. For example, the Small Cap Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

In the normal course of business, the Small Cap Portfolio enters into contracts that provide general indemnifications. The Small Cap Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Small Cap Portfolio. However, based on experience, the Small Cap Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the year ended December 31, 2006.

8. LITIGATION

In June 2004, sub-advisor Liberty Ridge, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG") related to activity in PBHG Funds (now known as the Old Mutual Advisor Funds II), an investment company in the same mutual fund complex having the same Board of Trustees as the Trust. Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's SAI are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to certain Portfolios. In this event, the Trust's Board would be required to seek a new sub-advisor for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge (formerly known as Pilgrim Baxter & Associates, Ltd. ("PBA")), its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in, or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment advisor, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital are currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Portfolio will not be required to adopt FIN 48 until June 30, 2007. As of December 31, 2006, the Small Cap Portfolio has not completed its evaluation of the impact, if any, that will result from the adoption of FIN 48.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Small Cap Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
of Old Mutual Small Cap Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Small Cap Portfolio, (one of the portfolios constituting the Old Mutual Insurance Series Fund, hereafter referred to as the "Portfolio") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 12, 2007

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve month period ended June 30, 2006 is available without charge (i) upon request, by calling 800-347-9256; (ii) on the SEC's website at www.sec.gov; and (iii) on the Trust's website at www.omfunds.com.

Old Mutual Insurance Series Funds Form N-Q Information

Old Mutual Insurance Series Fund files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at www.sec.gov, and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2006 (Unaudited)

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Small Cap Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Small Cap Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Small Cap Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Small Cap Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Small Cap Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Portfolio				
Actual Portfolio Return	$1,000.00	$1,108.70	1.02%	$5.42
Hypothetical 5% Return	1,000.00	1,020.06	1.02	5.19

* Expenses are equal to the Small Cap Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 (Unaudited)

The management and affairs of the Trust are supervised by the Trustees under the laws of the State of Delaware. The Trustees and executive Officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive Officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado, 80237. Additional information about the Portfolio's Trustees and executive Officers is available in the Trust's Statement of Additional Information ("SAI"), which can be obtained without charge by calling 1-800-433-0051, or via the Internet at www.omfunds.com.

Independent Trustees

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (61)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 - 2004), and Chimney Rock Winery Corp (winery), (1985 - 2004).	26	Trustee, The Victory Portfolios since 1992, The Victory Institutional Funds since 2003, and The Victory Variable Insurance Funds since 1998 (investment companies - 23 total portfolios). Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 2005.
John R. Bartholdson (61)	Trustee	Since 1997	Chief Financial Officer, The Triumph Group, Inc. (manufacturing) since 1992.	42	Director, The Triumph Group, Inc. since 1992. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee, Old Mutual Advisor Funds (investment company - 16 portfolios) since 2004. Director or Trustee of ING Clarion Real Estate Income Fund and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (59)	Trustee	Since 1997	Consultant, Syrus Associates (business and marketing consulting firm), (1986 - 2002). Retired.	26	Trustee, EQ Advisors Trust (investment company - 53 portfolios) since 1995. Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995. Trustee AXA Enterprise Funds Trust (investment company - 16 portfolios) since 2005.
Albert A. Miller (71)	Trustee	Since 1997	Senior Vice President, Cherry & Webb, CWT Specialty Stores (1995 - 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores) (1980 - 2002). Retired.	26	Trustee, Old Mutual Advisor Funds II (investment company - 18 portfolios) since 1995.

Interested Trustee

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (46)	Interested Trustee	Since 2007	Chief Operating Officer, Old Mutual US Holdings Inc. (2002 - present). Managing Director, Head of Defined Contribution, Putnam Investments (held various positions) (1993 - 2002).	26	None

*Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

**Mr. Turpin's appointment as Interested Trustee was effective January 1, 2007. Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of December 31, 2006 — concluded (Unaudited)

Officers

Name and Age*	Position Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past 5 Years
Julian F. Sluyters (46)	President (Principal Executive Officer)	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds (2004 - December 2005). Managing Director UBS Global Asset Management and President and Chief Executive Officer, UBS Fund Services (2001 - 2003).
Edward J. Veilleux (61)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one-year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Advisor Funds II and Insurance Series Fund since 2005. Chief Compliance Officer, The Victory Portfolios since October 2005. President, EJV Financial Services, LLC since May 2002. Director, Deutsche Bank (and predecessor companies) and Executive Vice President and Chief Administrative Officer, Investment Company Capital Corp. (registered investment advisor and registered transfer agent) (August 1987 to May 2002).
Andra C. Ozols (45)	Vice President and Secretary	Since 2005	Executive Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc. and Old Mutual Investment Partners since July 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - May 2005). Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - May 2005) and Vice President (2002 - 2004) of ICON Distributors, Inc. Executive Vice President and Secretary of ICON Insurance Agency, Inc. (2004 - May 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
James F. Lummanick (58)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, Old Mutual Fund Services, Inc., and Old Mutual Shareholder Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC (2004 - 2005). Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. (1996 - 2004).
Robert T. Kelly (37)	Treasurer (Principal Financial Officer)	Since 2006	Vice President of Fund Services, Old Mutual Capital, Inc., since October 2006. Vice President of Portfolio Accounting, Founders Asset Management, LLC (2000 - 2006)
Robert D. Lujan (40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group (2003 - July 2006). Senior Fund Accountant, Janus Capital Management, L.L.C. (2001 - 2003).
Kathryn A. Burns (30)	Assistant Treasurer	Since 2006	Regulatory Manager, Old Mutual Capital, Inc., since August 2006. Manager, PricewaterhouseCoopers LLP (2004 - July 2006). Senior Associate, PricewaterhouseCoopers LLP (2001 - 2004).
Karen S. Proc (36)	Assistant Secretary	Since 2005	Vice President, Old Mutual Capital since January 2007; Associate General Counsel, Old Mutual Capital, Inc. since October 2005. Associate General Counsel, Founders Asset Management LLC (2002 - 2005). Associate Attorney, Myer, Swanson, Adams & Wolf, P.C. (1998 - 2002).

* The address for each of the officers of the Trust is 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On December 15, 2006, the Board of Trustees ("Board") of Old Mutual Insurance Series Fund (the "Trust"), none of whom were "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") for a one-year period ended December 31, 2007. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Portfolio" and together, the "Portfolios"). Portfolio management of the Portfolios is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

The Advisory Agreements were first approved by the Board in connection with a restructuring of the Trust's investment advisory, sub-advisory and servicing arrangements that were initiated on January 1, 2006 and approved by shareholders of the Portfolios in April 2006 (the "2006 Restructuring"). The 2006 Restructuring involved the appointment of OMCAP as investment manager, consolidation of the Trust's administrative operations with OMCAP and restructuring of the Portfolios' investment advisory fees, administrative fees and expense limitation arrangements. These steps were intended to benefit Portfolio shareholders through reduced expenses and a central servicing center to provide fund and shareholder services.

The 2006 Restructuring also resulted in the hiring of six new sub-advisors for the Portfolios, including CastleArk Management, LLC ("CastleArk"), Columbus Circle Investors ("Columbus Circle"), Copper Rock Capital Partners, LLC ("Copper Rock"), Eagle Asset Management, Inc. ("Eagle"), Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner" and collectively, the "New Sub-Advisors"). Also as part of the 2006 Restructuring, Liberty Ridge assumed the role of sub-advisor to certain Portfolios (Liberty Ridge and the New Sub-Advisors are referred to herein as the "Sub-Advisors"). The 2006 Restructuring also resulted in a reduction in the management fees paid by the Portfolios and more significant management fee breakpoints than the management fees and breakpoints in place prior to the restructuring. Also, as part of the 2006 Restructuring, OMCAP agreed to reduce the Portfolios' contractual expense limitations.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 15, 2006, the Board, represented by independent legal counsel, considered the extensive restructuring of the Portfolios' portfolio management and expense structure less than a year earlier as part of the 2006 Restructuring. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Portfolio; the qualifications of the investment personnel at OMCAP and each of the Sub-Advisors; the compliance programs of OMCAP and the Sub-Advisors; brokerage practices, including the extent the Sub-Advisors obtained research through "soft dollar" arrangements with the Portfolios' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the Sub-Advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Portfolio. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the Sub-Advisors, including Portfolio performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the Sub-Advisors from providing the services
- Management fees charged by OMCAP and the Sub-Advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the Sub-Advisors
- Reviewed nine-month actual and one-year pro forma financial information presented by OMCAP and each of the Sub-Advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Visited the offices of OMCAP and each of the Sub-Advisors during the course of the year to interview portfolio managers and administrative officers
- Attended all of the Trust's regularly scheduled 2006 Board meetings and listened to presentations from OMCAP and the Sub-Advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Portfolio with those of other funds in its Lipper universe

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

The Senior Officer recommended for each Portfolio, except the Small Cap Growth Portfolio for the reasons described below in the section titled "Advisory Agreements — Old Mutual Small Cap Growth Portfolio", that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Portfolios for these services than would otherwise be available through separate advisory and administration agreements.

- *Personnel Changes* — The Board considered that OMCAP had strengthened its advisory and administrative operations by hiring additional senior management and other personnel in its administrative, legal, marketing and communications groups, each with strong backgrounds in his or her respective area.

- *Management Fees* — In reviewing management fees of the Portfolios, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Portfolios. The Board considered that the Management Fee for each Portfolio had been reduced as part of the 2006 Restructuring. The Board also considered the new breakpoint schedule and expense limitation agreements (discussed below under Breakpoints for Management Fees, and under Portfolio Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Portfolios being reduced. The Board further considered the current Management Fee for each Portfolio as compared to Lipper data as of September 30, 2006. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the Sub-Advisor(s) for each Portfolio pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Portfolio's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Portfolios as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Portfolio Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Portfolio that capped expenses borne by the Portfolios and their shareholders. These expense limitations provided a meaningful reduction in the Portfolios' expense ratios. The Board further considered that the expense limitation agreements negotiated in connection with the 2006 Reorganization had been in effect for only one year of their three year term and are set to expire in December 2008. In addition, the Board considered the expense cap for each Portfolio as compared to the total expense ratios of unaffiliated funds in a peer group selected by Lipper as of September 30, 2006.

- *Performance* — With respect to the New Sub-Advisors, which began managing the Portfolios on January 1, 2006, the Board compared the investment performance of the New Sub-Advisors in managing the Portfolios for the nine-month period ended September 30, 2006 to the performance of similar investment vehicles managed by other investment advisors during the same period. The Board also considered the historical investment performance of each New Sub-Advisor with the investment performance of similar investment vehicles managed by other investment advisors. With respect to Liberty Ridge, the Board considered its historical investment performance in managing the Portfolios with the investment performance of similar investment vehicles managed by other investment advisors. A more detailed discussion of each Portfolio's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Growth II, Large Cap Growth, Large Cap Growth Concentrated and Small Cap Portfolios, the Board considered the effectiveness of the Portfolios' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Portfolios invest. The Board also considered the potential advantages of the multi-manager approach of these Portfolios in creating unique fund offerings that did not directly compete with existing investment products offered by the individual Sub-Advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Portfolios and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Portfolios* — The Trustees considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the Sub-Advisors in connection with providing services to the Portfolios. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Portfolio as well as a discussion of the investment performance of each Portfolio.

Old Mutual Columbus Circle Technology and Communications Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Columbus Circle, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 place it in the 88th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers is below the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.85% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance placed it below the median in the Portfolio's Lipper category, the initiation of fee caps at the beginning of 2006 should help improve performance over time and supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Growth II Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.04% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Change of Ownership — The Trustees considered that in December 2006, Munder would undergo a management buy-out transaction that would result in control of the company being vested with Munder employees and two private equity firms. The Board noted the potential benefits of this transaction, including the potential to provide for continuity of management and processes and enhanced employee retention opportunities.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, strong relative performance of the Portfolio (in total) and strong relative performance of each of the sub-advisors (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Large Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 56th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees took under advisement however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Large Cap Growth Concentrated Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by CastleArk and Turner, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance since the current sub-advisors assumed portfolio management responsibility for the Portfolio on January 1, 2006. The Trustees noted that the Portfolio's performance ranked in the 38th percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the initiation of fee caps at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with CastleArk and Turner. The Trustees also took into consideration, however, that the Senior Officer's Report indicated the management and underperformance of CastleArk bears close watch.

Sub-Advisor Replacement — After discussions between the Board, OMCAP and CastleArk, the Board determined to select a new sub-advisor to replace CastleArk for the Portfolio in early 2007. In considering whether to approve the continuance of the sub-advisory agreement with CastleArk until a replacement could be appointed, the Board considered CastleArk's representation that it would continue to manage the Portfolio until a replacement is selected.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the Portfolio (in total), good relative performance of Turner with respect to its "sleeve" and improving performance of CastleArk with respect to its "sleeve" during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and CastleArk should be approved.

Old Mutual Mid-Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the twelve-month period ended September 30, 2006 place it in the 79th percentile of funds in its Lipper category.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.99% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the performance for this Portfolio is below the median compared to its Lipper peer group, the portfolio manager is having success in other products and the Portfolio's fee waiver should have a positive impact. The Trustees noted that the Senior Officer's Report indicated these factors supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good relative performance of the sub-advisor in managing the Portfolio in prior years and the sub-advisor's good recent performance in other investment products, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Value Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the significant improvement of the Portfolio's performance during the twelve-month period ended September 30, 2006 over the Portfolio's historical performance. The Trustees noted that the Portfolio's performance ranked in the top 7% of funds in its Lipper category for the twelve-month period ended September 30, 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it was the advisor. The Trustees also considered that the contractual and net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 0.94% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that this is one of the Trust's top performing funds and that fact, plus the initiation of fee caps at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

BOARD REVIEW AND APPROVAL OF INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, excellent relative performance of the Portfolio during the twelve-month period ended September 30, 2006, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Small Cap Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Portfolio and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle, each a sub-advisor to a portion ("sleeve") of the Portfolio's assets.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance ranked in the 63rd percentile of funds in its Lipper category for the nine-month period ended September 30, 2006. The Trustees noted that the Portfolio's two sub-advisors contributed equally to the Portfolio's performance. The Trustees also considered that the nine-month performance of the new sub-advisors was impacted by the portfolio turnover resulting from the implementation of the sub-advisors' investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.02% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Portfolio's year-to-date performance has placed it below the Portfolio's median of its Lipper category, the initiation of fee caps at the beginning of 2006 should help to improve its performance over time and this fact, combined with the relatively short time frame in which to measure the performance of the sub-advisor, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge and Eagle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, improving relative performance of the Portfolio (in total) and good relative performance of Liberty Ridge and Eagle (with respect to their respective "sleeves") during the nine-month period ended September 30, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Small Cap Growth Portfolio — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Portfolio's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Portfolio. The Trustees further considered the portfolio management services provided by Copper Rock, the Portfolio's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Portfolio's performance for the nine-month period ended September 30, 2006 places it in the 79th percentile of funds in its Lipper category. The Trustees considered that the nine-month performance of the new sub-advisor was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it was the advisor but also considered that because of the Portfolio's small size, OMCAP was waiving all of its advisory fee and reimbursing some of the Portfolio's expenses. The Trustees also considered that the net Management Fee charged by OMCAP after its fee waiver was below the Lipper median for the universe of funds in the Portfolio's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Portfolio expenses to limit the Portfolio's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.07% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Portfolio's poor performance combined with its very low asset base make it a candidate for liquidation or merger.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Portfolio expenses, good historical performance of the sub-advisor and relatively short time frame to measure the sub-advisor's performance in managing the Portfolio, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a meeting of shareholders of Old Mutual Insurance Series Fund (the "Trust"), held on April 19, 2006, shareholders of each of the series portfolios of the Trust (each a "Portfolio"), voting as a single class, elected four trustees of the Trust. In addition, shareholders of the Portfolios, voting separately, approved a new investment management agreement and new sub-advisory agreement(s) and shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio, and Old Mutual Small Cap Portfolio, voting separately, approved a proposal to permit the investment advisor to manage those Portfolios as manager of managers Portfolios.

The following is a report on the votes cast:

Proposal 1. Election of Trustees

Candidate	# of Shares For Nominee	# of Shares Against/Withheld
Leigh A. Wilson	453,911,578	23,691,591
John R. Bartholdson	453,491,784	24,111,386
Jettie M. Edwards	453,930,879	23,672,290
Albert A. Miller	453,278,856	24,324,314

Proposal 2. Proposal For A New Investment Management Agreement For All Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	38,295,536	2,811,911	1,554,475
Growth II	3,361,386	70,384	128,871
Large Cap Growth	1,086,749	12,634	55,374
Large Cap Growth Concentrated	7,016,912	399,321	605,803
Mid-Cap	2,960,168	93,809	218,409
Select Value	3,293,402	121,284	70,809
Small Cap	5,101,428	29,991	79,352
Small Cap Growth	363,807	0	23,940

Proposal 3. Propsal For New Sub-Advisory Agreement(s) For All Portfolios

	# of Shares For Proposal	# of Shares Against/Withheld Proposal	# of Abstained Shares
a. Old Mutual Columbus Circle Technology and Communications Portfolio			
3g. Columbus Circle Investors	38,150,918	2,915,137	1,595,866
b. Old Mutual Growth II Portfolio			
3c. Turner Investment Partners, Inc.	3,288,349	119,562	152,728
3e. Munder Capital Partners, LLC	3,251,208	155,660	153,772
c. Old Mutual Large Cap Growth Portfolio			
3c. Turner Investment Partners, Inc.	1,054,813	38,021	61,923
3d. CastleArk Management, LLC	1,063,363	33,410	57,983
d. Old Mutual Large Cap Growth Concentrated Portfolio			
3c. Turner Investment Partners, Inc.	7,016,912	399,321	605,803
3d. CastleArk Management, LLC	7,016,912	399,321	605,803
e. Old Mutual Mid-Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	2,933,237	116,028	223,121
f. Old Mutual Select Value Portfolio			
3a. Liberty Ridge Capital, Inc.	3,275,790	105,484	104,221
g. Old Mutual Small Cap Portfolio			
3a. Liberty Ridge Capital, Inc.	5,101,428	29,991	79,352
3b. Eagle Asset Management, Inc.	5,101,428	29,991	79,352
h. Old Mutual Small Cap Growth Portfolio			
3f. Copper Rock Capital Partners, LLC	360,383	0	27,364

Proposal 4. Proposal To Permit Certain Portfolios To Be Managed As Manager Of Managers Portfolios

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/Withheld Proposal	# of Abstained Shares
Columbus Circle Technology and Communications	37,606,047	3,544,842	1,511,033
Growth II	3,299,801	171,214	89,625
Large Cap Growth	1,039,135	55,031	60,590
Large Cap Growth Concentrated	6,750,263	665,970	605,803
Small Cap	5,020,682	110,737	79,352

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OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

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1-800-347-9256

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 419229
Kansas City, MO 64141-6229

IN PERSON

4643 South Ulster Street, 6th Floor
Denver, CO 80237

ON THE INTERNET

www.omfunds.com

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-018 01/2007